Form 10-K405, Exhibit 13
period 1995-01-25
KMART CORP
filed 1995-04-13
CIK 56824

                                                                     EXHIBIT 13

                               KMART CORPORATION
                                  CONSOLIDATED
                            SELECTED FINANCIAL DATA

     The following selected financial data for the periods indicated has been derived from the consolidated financial statements of Kmart Corporation. Operating results and affected ratios have been restated to exclude discontinued operations of PACE Membership Warehouse, Inc. and Coles Myer, Ltd. All fiscal years prior to 1994 reflect the operations of PayLess Drug Stores Northwest, Inc., OfficeMax, Inc. and The Sports Authority, Inc. as part of continuing operations. The information set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and notes thereto.

                                                                                  FISCAL YEAR ENDED
                                                            --------------------------------------------------------------
                                                             1994      1993(1)     1992       1991       1990      1989(2)
                                                            -------    -------    -------    -------    -------    -------
                                                                     (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
SUMMARY OF OPERATIONS
Sales.....................................................  $34,025    $36,694    $33,366    $30,934    $29,775    $29,150
Cost of merchandise sold..................................   25,992    27,520      24,516     22,622     21,809    21,397
Selling, general and administrative expenses..............    7,701     8,217       7,393      7,036      6,815     7,251
Interest expense:
  Debt -- net.............................................      258       303         243        215        220       181
  Capital lease obligations and other.....................      236       192         185        181        175       175
Income (loss) from continuing retail operations before
  income taxes and equity income..........................      294      (590 )     1,321      1,157      1,024       406
Equity in net income of unconsolidated companies..........       80        52          54         50         45        43
Net income (loss) from continuing retail operations.......      260      (347 )       901        778        688       261
Net income (loss).........................................      296      (974 )       941        859        756       323
PER SHARE DATA
Earnings (loss) per common and common equivalent share
  from continuing retail operations.......................  $  0.55    $(0.78 )   $  1.97    $  1.83    $  1.72    $ 0.65
Cash dividends declared per common share..................     0.96      0.96        0.92       0.88       0.86      0.82
Book value................................................    13.15     13.39       16.64      15.33      13.47     12.45
FINANCIAL DATA
Working capital...........................................  $ 3,561    $3,793     $ 5,014    $ 4,682    $ 3,519    $3,685
Total assets..............................................   17,029    17,504      18,931     15,999     13,899    13,145
Long-term obligations -- Debt.............................    2,011     2,227       3,237      2,287      1,701     1,480
                  -- Capital leases.......................    1,777     1,720       1,698      1,638      1,598     1,549
Shareholders' equity......................................    6,032     6,093       7,536      6,891      5,384     4,972
Capital expenditures -- owned property....................    1,247     1,022       1,435      1,329        814       631
Depreciation and amortization.............................      724       754         647        558        513       485
Ending market capitalization..............................    6,345     9,333      10,837     10,901      6,095     6,640
Weighted average shares outstanding (millions)............      457       457         456        426        400       401
FINANCIAL RATIOS
Return on sales --
  Income (loss) from continuing retail operations before
    income taxes..........................................      1.1%     (1.5 )%      4.1%       3.9%       3.6%      1.5 %
  Net income (loss) from continuing retail operations.....      0.8%     (0.9 )%      2.7%       2.5%       2.3%      0.9 %
Return on beginning assets from continuing retail
  operations..............................................      1.6%     (2.0 )%      6.2%       6.2%       5.6%      2.2 %
Inventory turnover........................................      3.1       2.8         2.7        2.7        2.7       2.9
Return on beginning shareholders' equity from continuing
  retail operations.......................................      4.2%     (4.9 )%     14.1%      15.9%      14.7%      5.2 %
Return on beginning investment from continuing retail
  operations..............................................      5.2%     (0.1 )%     11.1%      11.3%      11.0%      6.1 %
Working capital ratio.....................................      1.6       1.7         1.9        2.1        1.8       1.9
Debt and equivalent as a percentage of total
  capitalization..........................................     45.8%     48.9 %      43.1%      37.3%      43.5%     43.4 %
Ratio of income from continuing retail operations to fixed
  charges(3)..............................................      1.4        --         3.0        3.0        2.9       1.8
Employee compensation and benefits, per sales dollar......     14.8%     14.6 %      14.8%      15.1%      15.3%     15.2 %

- -------------------------
(1) Results of operations for 1993 include a pre-tax provision of $1,348 million ($862 million net of tax) for store restructuring and other charges.

(2) Results of operations for 1989 include a pre-tax provision of $640 million ($422 million net of tax) for store restructuring and other charges.

(3) Fixed charges represent total interest charges, a portion of operating rentals representative of the interest factor, and amortization of debt discount and expense. The deficiency of income from continuing retail operations versus fixed charges was $549 million for the fiscal year ended January 26, 1994.

                               KMART CORPORATION

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL

     Kmart Corporation ("Kmart") is one of the world's largest mass merchandise retailers. The dominant portion of Kmart's business consists of the Kmart Group which operates a chain of 2,316 Kmart discount stores with locations in each of the 50 United States and Puerto Rico at January 25, 1995. Internationally, the Kmart Group has operations in Canada, the Czech Republic and Slovakia and has formed joint ventures in Mexico and Singapore which opened two stores each in 1994. The Central European stores were acquired in mid-1992 and represent Kmart's entry into that market. Kmart is developing advanced distribution methods and merchandising skills to modernize, refurbish and streamline operations in the two Central European countries. The Kmart Group also includes PACE Membership Warehouse, Inc. ("PACE"), substantially all of which assets were sold in January 1994, and a 21.5% equity interest in Coles Myer, Ltd. ("Coles Myer"), Australia's largest retailer, which was sold in November 1994. PACE and Coles Myer have been presented as discontinued operations in the consolidated financial statements.

     Kmart's current specialty retail operations consist of Borders Group, Inc. ("Borders Group"), the second largest operator of book superstores under the Borders name and the largest operator of mall-based bookstores under the Waldenbooks name in the U.S., and Builders Square, Inc. ("Builders Square") which operates home improvement stores. Kmart also holds significant equity interests in substantially all of the Meldisco subsidiaries of Melville Corporation, which operate the footwear departments in domestic Kmart stores, as well as OfficeMax, Inc. ("OfficeMax") and The Sports Authority, Inc. ("The Sports Authority"). In 1994, in separate Initial Public Offerings (IPO's), Kmart reduced its ownership interest in OfficeMax and The Sports Authority to approximately 25% and 30%, respectively. For fiscal 1994, Kmart's interest in the respective full year results of operations for OfficeMax and The Sports Authority are presented in the consolidated financial statements using the equity method. For fiscal years prior to 1994, the results of operations for OfficeMax and The Sports Authority are consolidated.

     In addition, Kmart has a significant investment in Thrifty PayLess Holdings, Inc. ("TPH"), an entity which resulted primarily from the combination of Kmart's former subsidiary PayLess Drug Stores Northwest, Inc. ("PayLess") with Thrifty Drug Stores after PayLess was sold to TPH in the first quarter of 1994. As Kmart's investment in TPH will extend beyond the period initially planned, the operations of PayLess have been reclassified as part of continuing operations in 1993 and 1992. In the 1993 consolidated financial statements, the operations of PayLess were presented as part of discontinued operations. Management will continue to actively pursue the sale of this investment during 1995 and expects that such disposition will occur through either a private offering or other alternative means.

RESULTS OF CONSOLIDATED OPERATIONS

     Sales decreased 7.3% to $34.0 billion in 1994, compared to $36.7 billion in 1993 and $33.4 billion in 1992. On a comparable consolidated basis, adjusting for divested subsidiaries not included in the current year, sales increased 5.9% and 6.8% in 1994 and 1993, respectively. Consolidated comparable store sales increased 2.0% and 3.6% in 1994 and 1993, respectively. Refer to the following table and analysis of the Kmart Group, Borders Group and Builders Square.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS -- CONTINUED

     A three-year summary of consolidated sales follows:

                                                                  %                    %
                                                      1994      CHANGE     1993      CHANGE     1992
                                                     -------    ------    -------    ------    -------
                                                                     (U.S. $ MILLIONS)
Kmart Group
  United States...................................   $28,386      5.3     $26,948       6.4    $25,326
  International...................................     1,177      8.0       1,090      (4.7)     1,144
                                                     -------              -------              -------
       Total Kmart Group..........................    29,563      5.4      28,038       5.9     26,470
Specialty Retail
  Borders Group...................................     1,511     10.3       1,370      14.0      1,202
  Builders Square.................................     2,951      8.5       2,719      12.4      2,419
                                                     -------              -------              -------
       Total Specialty Retail.....................     4,462      9.1       4,089      12.9      3,621
                                                     -------              -------              -------
       Total Comparable Basis Sales...............    34,025      5.9      32,127       6.8     30,091
Divested Specialty Retail Interests
  PayLess.........................................        --       --       2,538       8.7      2,335
  OfficeMax.......................................        --       --       1,422     169.3        528
  The Sports Authority............................        --       --         607      47.5        412
                                                     -------              -------              -------
       Total Kmart................................   $34,025     (7.3 )   $36,694      10.0    $33,366
                                                     =======              =======              =======

     Cost of merchandise sold, including buying and occupancy costs, as a percent of sales, was 76.4% in 1994, as compared with 75.0% in 1993 and 73.5% in 1992. The increase of 1.4% of sales in 1994 reflects a mix of both apparel and hardline merchandise more heavily weighted toward promotional items and lower-margined merchandise and higher fixed occupancy costs on relatively level sales per square foot. As Kmart opens new stores, depreciation and rental expenses have increased faster than sales resulting in increased occupancy costs as a percentage of sales. Due to the extremely price-competitive retail environment, sales of seasonal apparel merchandise lines, especially outerwear, were weak, resulting in higher than planned promotional markdowns. A more aggressive markdown policy on discontinued and seasonal merchandise implemented in the fourth quarter reduced gross margins in the amount of $171 million. As a result of cycle inventory counts and the year-end physical inventory count, Kmart accrued an additional $17 million in the fourth quarter of 1994 for inventory shrinkage.

     The increase of 1.5% of sales in 1993 resulted primarily from competitive pricing pressure in both hardlines and softlines throughout the year, the U.S. Kmart inventory reduction program and increased markdowns at the Kmart Fashions division. During the third quarter of 1993, Kmart increased its focus on reducing inventory levels, including detailed review of the merchandise in each department and identified specific products that did not meet certain criteria, including sales volume and turnover level. In the latter part of the third quarter and in the fourth quarter, merchandise purchases were significantly adjusted to reflect replenishment needs increasingly identified through automatic replenishment and just-in-time technology. This resulted in Kmart slowing or canceling purchases of many higher-margin products, reducing U.S. Kmart inventory by approximately $720 million on a first-in, first-out (FIFO) basis, or 10.4%, and lowering the fourth quarter gross margin below the prior year by 4.1% of sales. Additionally, a portion of the inventory and gross margin reduction resulted from increased markdowns in the fashions departments reflecting greater seasonal apparel clearance activity as well as a sales mix more skewed toward lower-margined items in 1993 compared with 1992. Inventory write-offs resulting from shrinkage, obsolescence or unsalable merchandise did not have a significant impact on gross margin in 1993 compared to 1992.

     Substantially all of Kmart's domestic inventories are measured using the last-in, first-out (LIFO) method of inventory valuation. The deflationary impact on inventories contributed to pre-tax LIFO credits of

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS -- CONTINUED

$57 million, $49 million and $30 million in 1994, 1993 and 1992, respectively. Kmart measures inflation using internal price indices. The LIFO credits resulted primarily from reductions in Kmart's retail prices.

     Selling, general and administrative ("SG&A") expenses, including advertising, were 22.6% of sales in 1994 as compared to 22.4% and 22.2% in 1993 and 1992, respectively. The 1994 increase in SG&A expenses relative to sales reflects the impact of lower than expected comparable store sales, professional services for the strategic review of Kmart's operations and processes and charges taken in the fourth quarter of 1994. These charges totaling $61 million include the previously announced closings of regional offices and the Kmart Fashions division headquarters, the cancellation of certain real estate projects that did not meet recently adopted, more stringent return on investment requirements and the sale of corporate aircraft. In addition, Kmart is continuing cost-cutting actions and is currently implementing planned productivity improvements to reduce costs. The increase in SG&A expenses relative to sales in 1993 was primarily a result of lower than expected comparable store sales combined with increased store operating expenses and depreciation expense, partially offset by lower advertising and employee compensation and benefits per sales dollar. As a percent of sales, employee compensation and benefits were 14.8%, 14.6% and 14.8% in 1994, 1993 and 1992, respectively. Advertising expense comprised 1.3%, 1.4% and 1.5% of sales in 1994, 1993 and 1992, respectively.

     Gain on subsidiary public offerings of $168 million ($101 million net of tax) resulted from the IPO's of shares in OfficeMax and The Sports Authority reducing Kmart's interests from over 90% and 100% to approximately 25% and 30%, respectively. Kmart received net proceeds of $642 million from the IPO of OfficeMax and $254 million from the IPO of The Sports Authority and recorded pre-tax gains of $86 million and $82 million, respectively. Kmart's investment in these companies has been accounted for under the equity method for 1994 resulting in $28 million of equity income; the results of operations and statement of financial position for prior years are included in the consolidated results.

     Store restructuring and other charges. On January 5, 1994, the Board of Directors approved a restructuring plan involving the Kmart Group (including Kmart Canada), Borders Group and Builders Square. As a result, in the fourth quarter of 1993, Kmart recorded a charge to earnings of $1,348 million before taxes. Net of taxes, the charge was $862 million. The provision included anticipated costs associated with Kmart stores which will be closed and relocated, enlarged or refurbished in the U.S. and Canada, the closing of underperforming Walden stores and the closing and relocation of certain Builders Square stores. These costs, which represented approximately 85% of the total, included lease obligations for store closings as well as fixed asset writedowns, primarily furniture and fixtures, and inventory dispositions and related operating losses for all affected stores. The remainder of the charge was for costs related to certain changes to Walden's accounting policies in connection with combination with Borders, re-engineering programs (principally severance) and a non-routine legal contingency accrual. See below for additional detail regarding the fourth quarter 1993 charge, and also refer to U.S. General Merchandise Operations, International General Merchandise Operations, Borders Group and Builders Square sections of this document.

                                                                        STORE RESTRUCTURING
                                                                         AND OTHER CHARGES
                                                                        -------------------
                                                                            (MILLIONS)
        Kmart Group -- U.S. General Merchandise Operations...........         $   865
                    -- International General Merchandise Operations..              39
        Borders Group................................................             218
        Builders Square..............................................             226
                                                                              -------
        Total Kmart..................................................         $ 1,348
                                                                              =======

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS -- CONTINUED

     Net interest expense on debt reflects the following components:

                                                                   1994     1993     1992
                                                                   ----     ----     ----
                                                                         (MILLIONS)
        Interest Expense on Debt................................   $286     $315     $272
        Interest Income.........................................     28       12       29
                                                                   ----     ----     ----
             Net Interest Expense on Debt.......................   $258     $303     $243
                                                                   ====     ====     ====

     Net interest expense on debt in 1994 was $258 million, down 14.9% from $303 million in 1993. The decrease in net interest expense on debt in 1994 was due primarily to lower aggregate short-term borrowings, as a result of applying the proceeds from the IPO's of OfficeMax and The Sports Authority and the sale of the equity interest in Coles Myer, and the early retirement of long-term debt, as a result of applying the proceeds from the sale of PayLess, partially offset by higher interest rates resulting from market conditions and lower credit ratings. The 1993 increase was a result of greater borrowings resulting from higher inventory levels in the first nine months of 1993, acquisitions made in 1992 and the OfficeMax acquisition of BizMart in March 1993, partially offset by lower interest rates on long-term and short-term borrowings. Kmart's weighted average interest rates on total debt were 7.0% in 1994, 6.7% in 1993 and 7.6% in 1992. Weighted average interest rates for short-term borrowings were 4.6% in 1994, 3.2% in 1993 and 3.6% in 1992. Capital lease obligations and other interest expense increased primarily as a result of interest expense of $40 million related to the discounting of closed store lease obligations included in the 1993 store restructuring reserve.

     Income (loss) from continuing retail operations before income taxes and equity income for the year was $294 million, as compared to $(590) million and $1,321 million in 1993 and 1992, respectively. Excluding the store restructuring and other charges of $1,348 million, 1993 income from continuing operations before income taxes was $758 million.

     Equity in net income of unconsolidated companies was $80 million, $52 million and $54 million in 1994, 1993 and 1992, respectively. The increase in 1994 is due to the inclusion of OfficeMax and The Sports Authority as equity investments. The 1993 and 1992 amounts include equity income related only to Meldisco. Refer to the Licensee Operations and Equity Investments section for further information.

     Income tax expense (benefit) was $114 million with an effective tax rate of 30.5% in 1994 as compared to $(191) million with an effective tax rate of 35.5% in 1993 and $474 million with an effective tax rate of 34.4% in 1992. The decrease in the effective tax rate in 1994 was due to additional equity income not subject to tax, higher tax credits and the change in state tax expense. The increase in the effective tax rate in 1993 was primarily due to the 1% increase in the federal corporate tax rate retroactive to January 1, 1993.

     Net income (loss) from continuing retail operations in 1994 was $260 million, as compared to $(347) million and $901 million in 1993 and 1992, respectively. Excluding the net of tax $101 million gain on subsidiary public offerings, 1994 net income from continuing retail operations was $159 million, or 0.5% of sales as compared to $515 million, excluding the net of tax $862 million store restructuring and other charges, or 1.4% of sales in 1993. The 1994 decrease was the result of a sales mix heavily weighted toward promotional items and lower-margined merchandise as well as charges taken by Kmart in the fourth quarter to reduce expenses and improve productivity. The decrease in net income from continuing retail operations in 1993, exclusive of the store restructuring and other charges, resulted primarily from the inventory reduction program and gross margin pressure in U.S. Kmart stores.

     Net income (loss) from discontinued operations in 1994 was $20 million, as compared to $(77) million and $40 million in 1993 and 1992, respectively. Discontinued operations included the equity earnings from Coles Myer through the third quarter of 1994 and full year equity earnings in 1993 and 1992, as well as the results of PACE in 1993 and 1992. The $(77) million after-tax loss in 1993 was the result of a significant net operating loss at PACE which more than offset the equity in net income of Coles Myer. Additionally, gain on

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS -- CONTINUED

the disposal of discontinued operations of $16 million in 1994 included a $48 million after-tax gain realized from the sale of Coles Myer offset by an after-tax charge of $32 million for sublease exposure related to lease guarantees on lease properties sublet to Furr's/Bishop ("Furrs") cafeteria chains. Kmart previously owned these cafeteria chains which were sold in 1986. In 1993, an after-tax loss of $521 million was realized from the disposal of discontinued businesses including PACE and the divestiture of PayLess.

     In November 1994, Kmart completed the sale of its 21.5% equity interest in Coles Myer for cash proceeds of $928 million. The results of operations for Coles Myer have been reclassified to discontinued operations to reflect the disposal of this line of business. Income from discontinued operations relating to Coles Myer was $20 million, $47 million and $42 million for 1994, 1993 and 1992, respectively. As part of the transaction, Kmart extended a long-term license agreement that allows Coles Myer to use the "Kmart" name in Australia and New Zealand.

     In April 1994, Kmart completed the sale of PayLess to Thrifty PayLess Holdings, Inc. ("TPH") and its subsidiary Thrifty PayLess, Inc. for approximately $595 million in cash, $100 million in Senior Notes of TPH and approximately 46% of the common equity of TPH. Of the cash proceeds, $50 million was invested in Senior Subordinated Notes of Thrifty PayLess, Inc. which Kmart subsequently sold in May 1994 at a slight premium. The book value of PayLess' net assets to be sold was $1,186 million at January 26, 1994.

     Kmart had intended to complete the divestiture of its TPH equity interest within a one year time frame and had, accordingly, classified the results of operations as a component of discontinued operations. During the latter part of 1994, Kmart pursued the disposition of its interest in TPH, but did not locate an acceptable buyer during this time frame. Therefore, management reclassified the results of operations for PayLess in 1993 and 1992 from discontinued operations to continuing retail operations. Management will continue to pursue the sale of this investment during 1995 and expects that such disposition will occur through either a private offering or other alternative means.

     In January 1994, PACE sold the assets and lease obligations of 93 of its warehouses and virtually all of the inventory and membership files in the 34 warehouses not included in the transaction to Sam's Club, a division of Wal-Mart, for approximately $774 million in cash. The book value of the assets sold to Wal-Mart was $624 million. Operations of the 34 remaining PACE sites not included in the transaction were discontinued. Included in the loss on the disposal of PACE was unamortized goodwill of $395 million, expected remaining lease obligations in the warehouses not sold, other PACE liabilities and a provision for additional costs anticipated during the wind-down of PACE operations. During 1994, PACE continued to market the remaining sites, including unopened warehouses and corporate facilities which were not sold.

     Extraordinary item, net of income taxes. In August 1993, Kmart called for early redemption of all $200 million of its 8 1/8% debentures due January 1, 1997. The debentures were redeemed at 100% of the principal amount plus interest accrued to the date of redemption. In April 1993, Kmart called for early redemption of all $200 million of its 10 1/2% Sinking Fund Debentures due December 1, 2017. The resulting redemption premium of $10 million, net of applicable income taxes, has been reported as an extraordinary item.

     Effect of accounting changes, net of income taxes. Kmart adopted Financial Accounting Standard No. 109 "Accounting for Income Taxes" (FAS 109) in the first quarter of 1993. FAS 109 requires that deferred taxes be calculated using the liability approach rather than the deferred method. As a result of the adjustment of deferred tax balances to the enacted tax rate at the date of adoption, Kmart has recorded a benefit of $60 million, as the cumulative effect of an accounting change.

     Kmart also adopted Financial Accounting Standard No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" (FAS 106) at the beginning of fiscal 1993. This statement requires that Kmart accrue for future postretirement medical benefits. In prior years, these claims were expensed when paid. Net

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS -- CONTINUED

of applicable tax, a charge of $79 million has been included in net income as the effect of an accounting change.

     In addition, Kmart adopted Financial Accounting Standard No. 112 "Employers' Accounting for Postemployment Benefits" (FAS 112) in the first quarter of 1993. FAS 112 is an extension of the concepts underlying FAS 106 for similar benefits provided to terminated or laid-off employees. The financial effects of this statement on Kmart were not material.

     Net income (loss) in 1994 was $296 million, as compared with $(974) million in 1993 and $941 million in 1992.

     Earnings (loss) per share in 1994 was $0.63, as compared with $(2.15) in 1993 and $2.06 in 1992.

EFFECTS OF INFLATION

     Kmart's financial statements have been prepared on a historical cost basis under generally accepted accounting principles. Kmart uses the LIFO method of inventory valuation in its historical financial statements; therefore, the cost of merchandise sold approximates current cost. In addition, because Kmart is refurbishing existing stores and opening new stores, depreciation and amortization expense more closely approximate current cost.

FINANCIAL OBJECTIVE

     Kmart's financial policy focuses on return on investment and financial flexibility. Return on investment requires deployment of Kmart's assets and resources where they will provide the best long-term return. Kmart management focuses on funding an improved merchandise mix, additional Super Kmart Center stores, refurbishment, relocation and expansion of existing U.S. Kmart stores and potential international retail investment opportunities. Additionally, management seeks to maximize returns from its investments in Borders Group and Builders Square. In 1994, Kmart sold or closed Kmart and specialty retail stores which did not generate sufficient returns. Kmart anticipates that the cash required to fund the Kmart and Builders Square store modernization and Super Kmart Center programs will be provided primarily by operations and real estate financing. Potential cash proceeds in 1995 realized from the possible IPO of Borders Group and sale of all or part of Kmart's investment in TPH will be used to reduce debt and for other general corporate purposes. On an ongoing basis, Kmart utilizes commercial paper to cover peak working capital requirements. Kmart also believes that it will continue to have access to long-term debt and plans to fund new stores using primarily real estate financing. The types of financing to be used will be dependent on the availability and cost of various financing alternatives which could be influenced by several factors including future operating performance and ratings assigned to debt.

CASH FLOW

     Kmart funds generated by operations, investing and financing activities as reported in the Consolidated Statements of Cash Flows are summarized below.

     Net cash provided by operations was $76 million in 1994, $1,127 million in 1993 and $852 million in 1992. The decrease in 1994 was due primarily to lower net income from continuing retail operations of $356 million, excluding the gain on subsidiary public offerings in 1994 and store restructuring and other charges in 1993, and the $510 million increase in U.S. Kmart FIFO inventory. This was offset by cash used for PACE obligations and noncash items related to the sale of the equity interest in Coles Myer. The increase in 1993 was due primarily to the $720 million decrease in U.S. Kmart FIFO inventory, increased accounts payable financing of inventory and increased depreciation and amortization expense.

     Inventory turnover was 3.1 in 1994, as compared with 2.8 in 1993 and 2.7 in 1992, as restated for the discontinuance of PACE and divestitures of PayLess in 1993 and OfficeMax and The Sports Authority in 1994. The improvement in inventory turnover in 1994 was due to the continuing focus on inventory management, the impact of higher turnover for the Super Kmart Center operations and a higher proportion of

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS -- CONTINUED

lower-margined, faster moving inventory. The improvement in inventory turnover in 1993 was attributable to the U.S. Kmart division. In U.S. Kmart stores, 1993 FIFO inventory decreased 10.4%, as compared to an 8.0% increase in 1992. The 1993 decrease was primarily a result of increased focus on inventory management in U.S. Kmart stores including the increased use of automatic replenishment systems in hardline departments.

     Depreciation and amortization expense are recognized in determining net income, but do not require cash outlays. These expenses have been steadily rising each year on a comparable basis, and are expected to continue to increase, due to capital expenditures for the Kmart and Builders Square store modernization programs and new Super Kmart Centers.

     Kmart anticipates that after-tax cash outflows related to store restructuring and other charges will approximate $125 million, $90 million and $75 million in 1995, 1996 and 1997, respectively, and will result primarily from the payment of lease obligation costs. The pre-tax cash outflows related to store restructuring and other charges will approximate $195 million, $135 million, and $115 million in 1995, 1996 and 1997, respectively. Lease obligation costs (including property taxes, maintenance and utilities) have been estimated based upon scheduled lease payments and the estimated duration of time of such payments from when each store is closed until the lease obligation is concluded through subleasing, buyout or expiration. At January 25, 1995, the total remaining gross lease obligation costs relating to the U.S. Kmart 1993 restructuring plan aggregated approximately $1.2 billion, of which it is management's estimate, based upon historical results, approximately $600 million will be recovered through subleasing. Other forms of lease disposition have been considered in developing Kmart's estimates but are not material. Kmart has discounted the future net cash flows using a 7% discount rate which resulted in an aggregate remaining effect of discounting of approximately $115 million. Future cash outlays are based upon management's estimate of the period of time between store closing and the ultimate disposition of the lease obligation and the remaining charge is substantially non-cash in nature. Management believes the estimates used to develop the timing and amount of cash flow related to net lease costs are reliably determinable.

     Net cash provided by (used for) investing was $1,160 million in 1994, $(568) million in 1993, and $(1,832) million in 1992. Cash provided by investing in 1994 was primarily comprised of proceeds from the OfficeMax and The Sports Authority IPO's, the divestiture of PayLess and the sale of the equity interest in Coles Myer partially offset by capital expenditures for store modernization. Excluding discontinued operations, capital expenditures for the Kmart Group, which included new distribution centers, refurbishments, expansions and store openings, were $1,021 million, $793 million and $1,110 million in 1994, 1993 and 1992, respectively. The increase in the Kmart Group capital expenditures in 1994 was due to the opening of stores in Mexico and Singapore in 1994 and the greater number of larger-format Super Kmart Centers in the store modernization program as compared to the prior year. The decrease in the Kmart Group capital expenditures in 1993 was due to a reduction in the number of U.S. Kmart modernization projects as the Kmart Group integrated the Super Kmart Center concept into the program as described below.

     Capital expenditures by specialty retail companies were primarily for new store openings resulting from aggressive expansion programs and totaled $226 million, $229 million and $138 million in 1994, 1993 and 1992, respectively. Net cash used for acquisitions totaled $12 million in 1994, $268 million in 1993 and $372 million in 1992 and included Borders Group's acquisition of Planet Music, a six unit music retailer in 1994, the acquisition of BizMart (by OfficeMax) in 1993 and, in 1992, the acquisition of Pay'n Save assets (by PayLess) and OW Office Warehouse, Inc. (by OfficeMax) and the purchase of 13 department stores in the Czech Republic and Slovakia.

     Approximately 43 new discount stores and 22 Super Kmart Center stores are currently planned to be opened in 1995. U.S. Kmart capital expenditures for owned property are expected to be approximately $0.5 billion in 1995 as compared with $0.8 billion in 1994 and 1993, and $1.1 billion in 1992. Presently, management is actively engaged in a comprehensive strategic review of the entire U.S. Kmart division which is expected to be completed in 1995. Additional information regarding the U.S. Kmart and Builders Square

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS -- CONTINUED

store modernization and Super Kmart Center programs is included in the Analysis of Kmart Group Operations and Analysis of the Current Specialty Retail Operations sections of this report.

     Kmart anticipates that the cash required to fund the Kmart and Builders Square store modernization and the Super Kmart Center expansion will be provided primarily by operations and real estate financing. Additional cash proceeds may be realized in 1995 from the possible IPO of Borders Group and sale of all or part of Kmart's investment in TPH.

     Net cash used for financing was $1,205 million in 1994 and $721 million in 1993 as compared with net cash provided by financing of $1,026 million in 1992. The 1994 change resulted primarily from a $651 million net decrease in long-term debt and notes payable in 1994 as compared with a net decrease of $197 million in 1993 and a net increase of $1,522 million in 1992. The increase in cash used for financing in 1994 was due to a reduction in aggregate short-term borrowings, as a result of applying the proceeds from the IPO's of OfficeMax and The Sports Authority and the sale of the equity interest in Coles Myer, and the early retirement of long-term debt, as a result of applying the proceeds from the sale of PayLess. The increase in cash used for financing in 1993 was primarily due to lower short-term borrowings a result of lower U.S. Kmart inventory levels in 1993. The 1992 change was due primarily to a $590 million increase in notes payable and proceeds of $1,012 million from 1992 debt issuances and mortgage financing.

     Due to the seasonal nature of the retail industry, Kmart continues to utilize commercial paper to cover peak working capital requirements. Average short-term borrowings outstanding during 1994, 1993 and 1992 were $1,915 million, $2,079 million and $1,136 million, respectively. The maximum amount of aggregate short-term borrowings outstanding during 1994 was $3,784 million as compared with $3,220 million in 1993 and $2,371 million in 1992. Total lines of credit available were $3,810 million, $3,540 million and $2,400 million at the end of 1994, 1993 and 1992, respectively. As of January 25, 1995, Kmart had $19 million of outstanding borrowings under these lines.

     Total dividends paid during 1994 were $474 million, compared with $465 million and $448 million in 1993 and 1992, respectively. Dividends paid per Kmart existing common share were $0.96, $0.95 and $0.91 in 1994, 1993 and 1992, respectively. Dividends paid in 1994, 1993 and 1992 per $3.41 Depositary Share (each representing one-quarter share of Series A conversion preferred stock) were $2.56, $3.41 and $3.41, respectively. Dividends paid per Series C convertible preferred stock share were $11.50 in 1994, and $11.50 and $1.44 per Series B convertible preferred stock share in 1993 and 1992, respectively.

CAPITAL STRUCTURE

     The following three-year analysis of Kmart's capital structure summarizes Kmart's total debt and equivalent and total capitalization:

                                                1994        %       1993        %       1992        %
                                               -------    -----    -------    -----    -------    -----
                                                                     ($ MILLIONS)
Long-term debt due within one year..........   $   236      2.2    $   390      3.4    $   117      0.8
Capital lease obligations due within one
  year......................................       119      1.1        116      1.0        113      0.8
Notes payable...............................       638      5.9        918      8.0        590      4.3
Long-term debt..............................     2,011     18.6      2,227     19.5      3,237     23.6
Capital lease obligations and other.........     1,954     18.0      1,936     17.0      1,862     13.6
                                               -------    -----    -------    -----    -------    -----
     Total debt and equivalent..............     4,958     45.8      5,587     48.9      5,919     43.1
                                               -------    -----    -------    -----    -------    -----
Deferred income taxes.......................      (169)    (1.5)      (264)    (2.3)       268      2.0
Shareholders' equity........................     6,032     55.7      6,093     53.4      7,536     54.9
                                               -------    -----    -------    -----    -------    -----
     Total capitalization...................   $10,821    100.0    $11,416    100.0    $13,723    100.0
                                               =======    =====    =======    =====    =======    =====

     Total debt and equivalent as a percentage of total capitalization was 45.8% in 1994, 48.9% in 1993 and 43.1% in 1992. The decrease in 1994 was primarily due to lower levels of debt outstanding and the reduction of notes payable with cash proceeds received from the OfficeMax and The Sports Authority IPO's and the sales

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS -- CONTINUED

of the equity interest in Coles Myer and sale of PayLess. The 1993 increase resulted from lower shareholders' equity and a change in deferred taxes as a result of the 1993 store restructuring and other charges, partially offset by reduced debt outstanding.

     On October 30, 1992, Kmart issued 784,938 shares of Series B convertible preferred stock in exchange for all of the outstanding stock of Borders, Inc. As of July 8, 1994, all outstanding shares of Series B convertible preferred stock were exchanged for 784,938 shares of Series C convertible preferred stock. The Series C convertible preferred stock has substantially the same terms as the Series B convertible preferred stock. Subject to adjustment in certain events, each share of Series C convertible preferred stock is convertible into 6.49 shares of common stock or redeemable, over time, for common stock based on the market price of Kmart common stock.

     In August 1991, Kmart issued 23,000,000 $3.41 Depositary Shares, each representing one-quarter of a share of Series A conversion preferred stock, for $44 per Depositary Share. On September 15, 1994, each of the outstanding Depositary Shares automatically converted into two shares of Kmart common stock. The conversion rate had been adjusted to reflect the common stock split distributed June 5, 1992. A total of 46,000,000 shares of common stock were issued or issuable in the conversion of the Series A conversion preferred stock.

ANALYSIS OF KMART GROUP OPERATIONS

     At January 25, 1995, the Kmart Group consisted of both domestic and international operations. A total of 2,316 Kmart stores were located in the United States and Puerto Rico, including 67 Super Kmart Centers, all in the United States. The Kmart Group's international operations included 128 Kmart stores in Canada, 13 stores in the Czech Republic and Slovakia and joint ventures operating two stores each in Mexico and Singapore.

     A three-year summary of the Kmart Group's sales and operating income follows:

                                                                  %                    %
                                                      1994      CHANGE     1993      CHANGE     1992
                                                     -------    ------    -------    ------    -------
                                                                     (U.S. $ MILLIONS)
Sales
  United States...................................   $28,386      5.3     $26,948      6.4     $25,326
  International...................................     1,177      8.0       1,090     (4.7 )     1,144
                                                     -------              -------              -------
       Total Sales................................   $29,563      5.4     $28,038      5.9     $26,470
                                                     =======              =======              =======
Operating Income(1)
  United States...................................   $   513    (46.9 )   $   966    (33.6 )   $ 1,454
  International...................................        23    (52.1 )        48      4.3          46
                                                     -------              -------              -------
       Total Operating Income.....................   $   536    (47.1 )   $ 1,014    (32.4 )   $ 1,500
                                                     =======              =======              =======
Capital Expenditures -- Owned Property(2).........   $ 1,021              $   793              $ 1,110
                                                     =======              =======              =======

- -------------------------
(1) 1994 operating income excludes gains on OfficeMax and The Sports Authority IPO's of $86 million and $82 million, respectively. 1993 operating income excludes store restructuring and other charges of $865 million and $39 million for United States and International operations, respectively.

(2) Excludes capital expenditures of discontinued operations.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS -- CONTINUED

     The following table highlights the Kmart Group's store activity during 1994:

                                                                           1994 ACTIVITY           PLANNED
                                                  END       END      --------------------------      END
                                                  1992      1993     OPENED    CLOSED     END       1995
                                                 ------    ------    ------    ------    ------    -------
Kmart
  United States...............................    2,281     2,323      113      (120)     2,316     2,185
  Canada......................................      127       127        4        (3)       128       126
Czech Republic and Slovakia...................       13        13       --        --         13        13
Mexico........................................       --        --        2        --          2         4
Singapore.....................................       --        --        2        --          2         3
Other.........................................       14        23        6        (9)        20        --
                                                 ------    ------    ------    ------    ------    -------
       Total General Merchandise..............    2,435     2,486      127      (132)     2,481     2,331
                                                 ======    ======    =====     =====     ======    ======
General Merchandise Selling Square Feet
  (Millions)..................................      159       168                           175
                                                 ======    ======                        ======
General Merchandise Store Sales per Square
  Foot........................................   $  179    $  179                        $  179
                                                 ======    ======                        ======

     U.S. GENERAL MERCHANDISE OPERATIONS

     Sales in domestic Kmart stores increased 5.3% in 1994 due to a 1.4% comparable store sales increase and greater selling square footage due to the addition of larger-format stores and Super Kmart Centers. This was partially offset by a decrease in average selling price and weak sales of seasonal apparel merchandise lines. Comparable store sales in the first part of the year were affected by the inventory mix adjustments and reductions made in late 1993 and early in 1994 in the U.S. Kmart store division which contributed to lower store traffic. Domestic Kmart store sales increased 6.4% in 1993 as a result of a 3.8% comparable store sales increase and an increasing number of stores in operation, partially offset by a decrease in the average selling price of merchandise resulting primarily from competitive factors. Sales per square foot in U.S. Kmart stores, including unconsolidated Kmart store licensee sales, were $181, $182 and $181 in 1994, 1993 and 1992, respectively. Both comparable store sales and sales per square foot were adversely affected by competition and lower selling prices.

     Domestic Kmart operating income decreased 46.9% in 1994, excluding the gains on the IPO's of OfficeMax and The Sports Authority of $168 million, primarily due to a sales mix heavily weighted toward promotional items and lower-margined merchandise, higher fixed occupancy costs on relatively level sales per square foot, as well as actions taken in the fourth quarter to reduce expenses and improve productivity. These actions include provisions for implementing a more aggressive merchandise markdown policy on discontinued and seasonal inventory, closings of regional offices and the Kmart Fashions division headquarters, the cancellation of certain real estate projects and the sale of corporate aircraft. Operating income, excluding the store restructuring and other charges of $865 million, in domestic Kmart stores decreased 33.6% to $966 million in 1993 due primarily to gross margin pressure. Although there was competitive pricing pressure in both hardlines and softlines throughout the year, the lower gross margin in 1993 was primarily related to the U.S. Kmart inventory reduction program and increased markdowns at the Kmart Fashions division. As a result of a domestic Kmart inventory management program, which included the increased use of automatic replenishment systems in hardline departments, gross margins were significantly affected by the inventory reduction and resulting change in the mix of merchandise purchased, primarily in the fourth quarter of 1993, as compared to 1992.

     Restructuring Plan. During fiscal 1993, Kmart assessed its store renewal and modernization strategy, first announced in the 1989 restructuring plan, along with the impact of integrating Super Kmart Centers into the program. The decision to modernize the Kmart discount store base was in response to the negative earnings

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS -- CONTINUED

trend that unmodernized stores continued to show resulting from declining sales and gross margins due to competitive pressures and generally smaller locations relative to their competition. It was determined that larger-format discount stores, approximately 110,000 square feet, would be more productive and competitive, in contrast to the previous 86,000 square foot store format included in the 1989 restructuring plan. In addition, based on the encouraging results from Super Kmart Centers, the first of which opened in 1991, management determined that there was a potential for several hundred Super Kmart Centers over the next several years. Super Kmart Centers range from 135,000 to 185,000 square feet and feature a full line of general merchandise and groceries as well as a variety of ancillary services including video rentals, dry cleaning, hair care, optical and floral shops.

     As a result of the above, on January 5, 1994, the Board of Directors approved the 1993 restructuring plan which assumed closure of 503 additional stores and expansion and refurbishment of the remaining 500 unmodernized stores. The following table outlines the original 1993 restructuring plan and planned projects by year:

                                                          1993           PLANNED PROJECTS BY YEAR
                                                      RESTRUCTURING    ----------------------------
                                                          PLAN         1994    1995    1996    1997
                                                      -------------    ----    ----    ----    ----
        Closings and Relocations...................         503        100     150     175      78
        Expansions.................................         265         55      84      96      30
        Refurbishments.............................         235         35     100     100
                                                         ------
             Total.................................       1,003
                                                      ==========

     The Kmart Group recorded a pre-tax charge of $865 million in the fourth quarter of 1993 relating to its U.S. General Merchandise Operations. The charge was principally for store closings related to specifically-identified relocations which will result in replacing smaller, less productive stores with larger stores and Super Kmart Centers. These new stores are expected to generate improved sales and gross margins which will be partially offset by increased store occupancy and depreciation expense.

     The 1993 restructuring plan included $697 million and $78 million for store closures/relocations and expansions/refurbishments, respectively. The significant cost components of the restructuring charge include lease obligations for closed stores as well as fixed asset writedowns to net realizable value (primarily furniture and fixtures and leasehold improvements) and inventory liquidation costs during the final stage of the project for all affected stores. Inventory liquidation costs represent the incremental markdowns on inventory, including a substantial portion for inventory not physically on hand at January 5, 1994, but which will be at the time the store is modernized. Such charge does not include any provision for store occupancy, depreciation expense or normal inventory markdowns prior to the closing or completion date of a project. Kmart has accrued all significant costs in connection with store modernization. The remainder of the charge related to the implementation of re-engineering programs (principally severance) and other non-recurring charges. Also included in the 1993 charge was $20 million to increase the reserve for lease obligations for stores closed as part of the 1989 restructuring plan.

     The following table indicates the status of the 1993 restructuring plan projects completed through January 25, 1995:

                                                                                  ORIGINALLY
                                                                        ACTUAL     PLANNED
                                                                         1994        1994
                                                                        ------    ----------
        Closings and Relocations.....................................     120         100
        Expansions...................................................      48          55
        Refurbishments...............................................      21          35

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS -- CONTINUED

     Of the 120 U.S. Kmart stores closed, 90 stores were related to relocations and Super Kmart Centers and 21 stores were due to consolidation within existing markets. In many cases, multiple store locations are closed and relocated into a Kmart store or Super Kmart Center. The remaining nine closures related to exiting selected markets. The increase in store closings during 1994 resulted primarily from the acceleration of closings that were originally scheduled to occur in 1995. In addition, Kmart expanded and refurbished fewer stores in 1994. The decrease in expansions and refurbishments is due to management's ongoing assessment of modernization results, local market conditions and delays related to compliance with local ordinances.

     In 1995, Kmart expects to close a total of approximately 196 stores, compared to the original plan of 150 stores, of which 91 stores have been closed to date in early fiscal 1995. The accelerated 1995 planned closures include approximately 53 stores for relocations and Super Kmart Centers and 72 stores for consolidation within existing markets. The remaining 71 stores relate to exiting selected markets. Also in 1995, Kmart plans approximately 30 expansions and approximately 60 refurbishments as compared to the original plan of 84 expansions and 100 refurbishments. The decrease is due primarily to ongoing refinements of store layouts and merchandise assortments. It is management's intention to complete the delayed expansions and refurbishments in 1996 and 1997.

     The following table sets forth the restructuring provision established in 1993 and related activity through January 25, 1995 ($ millions):

                                                                ACTIVITY TO DATE
                                                     ---------------------------------------
                                                       CASH      NONCASH COSTS
                                         PROVISION    COSTS        AND ASSET      CHANGES IN       RESERVE AT
                                         RECORDED    INCURRED     WRITEDOWNS       ESTIMATE     JANUARY 25, 1995
                                         --------    --------    -------------    ----------    ----------------
Store modernization:
  Lease obligation costs..............     $444        $  9          $ (33)          $ --             $468
  Asset writedowns....................      141          --             56             17              102
  Inventory disposition costs.........      190          --             61             --              129
Re-engineering and other non-recurring
  charges.............................       70          23             25             --               22
                                         --------       ---         ------            ---           ------
                                           $845        $ 32          $ 109           $ 17             $721
                                         =======     ======      ===========      ========      ============

     As of January 25, 1995, Kmart Group is substantially on plan in terms of total costs and the number of locations as compared to the original provision recorded in the 1993 restructuring plan. The fiscal 1994 activity includes $9 million of cash outlays for lease obligations incurred once a store is closed until it can be either subleased, bought-out or terminated. In 1994, most of the 120 U.S. Kmart store closures occurred in the fourth quarter. The noncash portion for lease obligations represents interest expense accreted on the discounted lease obligations. Asset writedowns of $56 million represent primarily furniture and fixture and leasehold improvement writedowns to net realizable value in the 120 stores closed and 69 stores expanded or refurbished. The inventory disposition costs of $61 million represents total liquidation costs for the 120 stores closed in 1994 and the liquidation costs incurred through January 25, 1995 for the 91 stores closed in early fiscal 1995. Also, Kmart Group accrued $17 million in the fourth quarter of 1994 related primarily to additional furniture and fixture writedowns for stores closed in 1994 and 1995.

     Also included in the 1993 charge was $45 million in severance and related benefits as part of re-engineering programs. During 1994, Kmart had a workforce reduction of approximately 660 salaried and 430 hourly positions as part of implementing the re-engineering programs. Of the total incurred, $23 million was paid in 1994 and the remaining $22 million will be paid in 1995.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS -- CONTINUED

     Activity for the U.S. Kmart store modernization program for the past three years and total since program inception is summarized in the following table:

                                                                                        TOTAL
                                                               1992    1993    1994    COMPLETE
                                                               ----    ----    ----    --------
        New stores (including relocations)
          Kmart stores......................................   114     116      65         494
          Super Kmart Centers...............................     5      14      48          67
        Store expansions....................................   122      51      48         478
        Store refurbishments................................   208      10      21         465
                                                               ----    ----    ----    --------
               Totals.......................................   449     191     182       1,504
                                                               ====    ====    ====    =======

     In 1994, Kmart completed 182 store modernization projects as compared to the original 1993 restructuring plan of approximately 225 modernization projects. Completed modernization projects as compared to plan decreased by approximately 15 new discount stores, seven Super Kmart Centers and 21 expansions/refurbishments. This reflects management's ongoing assessment of modernization results, local market conditions and rigorous site by site analysis which extended the time to completion for some projects. Also, approximately 43 new discount stores and 22 new Super Kmart Centers are planned for 1995.

     During 1994, Kmart closed certain stores that were either expanded or refurbished that were not part of the original stores to be closed. As market conditions change, Kmart has and will substitute stores that were not included in the original provision. Management does not believe the substitution of stores has or will have a material impact on the original restructuring charge.

     In 1994, average sales per store at modernized stores (including new stores, relocations, expansions and refurbishments) was approximately 34% higher than non-modernized stores and the 18 Super Kmart Center stores open the full year averaged in excess of $45 million in sales per store. The remaining unmodernized store base contributed approximately $26 million and $95 million to after-tax earnings from continuing operations in 1994 and 1993, respectively.

     The 1989 restructuring plan, including the $20 million added in 1993, included $385 million for 310 closed/relocated stores and $141 million for 1,880 expanded/refurbished stores. Relating to the 1989 restructuring plan, Kmart has closed/relocated 323 stores and expanded/refurbished 874 stores and has charged against the reserve $381 million and $74 million relating to these store closures/relocations and expansions/refurbishments, respectively. The remaining liability recorded from the 1989 restructuring plan which will be used for future lease costs is $71 million at January 25, 1995. Actual costs on a per store basis have been higher than the original estimate for the closed/relocated component of the 1989 restructuring plan due primarily to higher than expected net lease costs. The actual costs for expansions/refurbishments, on a per store basis, have been slightly higher than the original estimate due primarily to fixed asset write-offs related to store refurbishments. The closure and relocation costs above original estimates were charged to the reserve for expansions and refurbishments and no changes to the original reserve were recorded prior to the fourth quarter of 1993 when the additional $20 million was recorded.

     INTERNATIONAL GENERAL MERCHANDISE OPERATIONS

     At January 25, 1995, international operations consisted of 128 Kmart stores in Canada and 13 department stores located in the Czech Republic and Slovakia and joint ventures in Mexico and Singapore which opened two stores each in 1994. The Central European stores were acquired in mid-1992 and represent the Kmart Group's entry into that market. The Kmart Group is developing advanced distribution methods and merchandising skills to modernize, refurbish and streamline operations in the two Central European countries.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS -- CONTINUED

     International sales increased 8.0% in 1994 due primarily to the joint ventures in Mexico and Singapore established in 1994 and higher sales in the Czech Republic and Slovakia. Canadian stores experienced an increase in sales in local currency despite increased competition and the lingering depressed economic environment. However, the continuing deterioration of the Canadian exchange rate caused a negative sales comparison when converted to U.S. dollars. International sales decreased 4.7% in 1993 due primarily to lower Kmart Canada sales resulting from unfavorable exchange rates relative to the U.S. dollar, weak consumer spending attributed to increased taxes in Ontario and unfavorable weather in the eastern provinces of Canada during the first half of the year. International operating income decreased in 1994 due primarily to the start-up operations in Mexico and Singapore and margin pressure in Canada. Czech Republic and Slovak operating income improved in 1993 while Kmart Canada's operating income approximated prior year levels. The Canadian average dollar exchange rates were 0.7303 in 1994, 0.7745 in 1993 and 0.8226 in 1992.

     Restructuring Plan. On January 5, 1994, the Board approved a restructuring plan to modernize the remaining Kmart stores in Canada and, as a result, the Kmart Group recorded a pre-tax charge of $39 million in the fourth quarter of 1993. Of the total charge, $33 million is for specifically-identified store modernization projects including store relocations, expansions and refurbishments. These costs include lease obligations for store relocations fixed asset writedowns (primarily furniture and fixtures) to net realizable value and inventory liquidation costs during the final stage of the project for all affected stores. Such charge does not include any provision for store occupancy, depreciation expense or normal inventory markdowns prior to the closing or completion date of a project. The remainder of the charge relates to the implementation of re-engineering programs (principally severance).

     The following table sets forth the restructuring provision established in 1993 and related activity through January 25, 1995 ($ millions):

                                                                   ACTIVITY TO DATE
                                                               -------------------------
                                                                 CASH      NONCASH COSTS
                                                   PROVISION    COSTS        AND ASSET         RESERVE AT
                                                   RECORDED    INCURRED     WRITEDOWNS      JANUARY 25, 1995
                                                   --------    --------    -------------    ----------------
Store modernization:
  Lease obligation costs........................     $ 15         $3            $--               $ 12
  Asset writedowns..............................        7         --              2                  5
  Inventory disposition costs and related
     operating losses...........................       11          2              8                  1
Re-engineering..................................        6          3             --                  3
                                                      ---         --            ---               ----
                                                     $ 39         $8            $10               $ 21
                                                     ====         ==            ===               ====


     As of January 25, 1995, Kmart is substantially on plan both in terms of total costs and number of locations as compared to the original provision recorded in the 1993 restructuring reserve for Kmart stores in Canada.

ANALYSIS OF CURRENT SPECIALTY RETAIL OPERATIONS

     At January 25, 1995, ongoing specialty retail operations consisted of Borders Group and Builders Square. Borders Group continued its aggressive store expansion program while closing underperforming mall-based

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS -- CONTINUED

stores and Builders Square continued its modernization program closing and relocating stores as illustrated in the following table:

                                                                                 1994 ACTIVITY
                                                    END      END     -------------------------------------
                                                   1992     1993     ACQUIRED    OPENED    CLOSED     END
                                                   -----    -----    --------    ------    ------    -----
Borders Group
  Borders.......................................      31       44       --         34         (3)       75
  Walden*.......................................   1,202    1,159       --         11        (68)    1,102
  Planet Music..................................      --       --        6          4         --        10
Builders Square.................................     165      177       --         37        (48)      166
                                                   -----    -----    ------      -----     -----     -----
       Total....................................   1,398    1,380        6         86       (119)    1,353
                                                   =====    =====    ======      =====     =====     =====

- -------------------------
* Excludes 57 and 58 Walden Software stores operated in 1993 and 1992, respectively.

     BORDERS GROUP

     Borders Group, through its primary subsidiaries Borders, Inc. ("Borders") and Walden Book Company, Inc. ("Walden"), is the second largest operator of book superstores and the largest operator of mall-based bookstores in the United States based upon both sales and number of stores. As of January 22, 1995, Borders Group operated 53 books and music superstores and 22 large format book superstores under the Borders name and 1,102 mall-based and other bookstores primarily under the Waldenbooks name. Borders Group is also expanding rapidly in the pre-recorded music business through the introduction of an extensive selection of pre-recorded music in its Borders books and music superstores, and the acquisition in 1994 of a music superstore chain currently operating 10 stores under the names Planet Music and CD Superstore.

     Borders Group's business strategy is to accelerate the growth and increase its profitability through (i) the continued rapid expansion of its books and music superstore operations, (ii) the continued focus on core operations and on cost reductions in its mall-based bookstore operations and (iii) the realization of synergies and economies of scale through a combination of certain of its books and music operations.

     Restructuring Plan. During fiscal 1993, Kmart evaluated the business strategy of its specialty retail book operations with the goal of enhancing the competitiveness and improving the profitability of such operations. This evaluation culminated in the development of a restructuring plan pursuant to which Borders Group planned to close 187 underperforming Walden stores and to combine certain distribution and headquarters functions of Borders and Walden. In January 1994, the Board of Directors approved the restructuring plan and the Borders Group recorded a restructuring charge of $143 million to provide for the estimated costs of implementing the plan.

     Throughout 1994, Borders Group aggressively pursued the closure of stores identified in the restructuring plan, 45 of which closed in 1994 with another 29 stores expected to be closed in 1995. Borders Group management encountered significant difficulty in negotiating early lease terminations for the remaining 113 stores initially identified for closure of which 40 have closed or will have closed by the end of 1995 and 21 of which will now remain in operation. While management still intends to aggressively pursue early lease terminations on the remaining 52 stores, these leases contain covenants requiring the stores be operated until lease expiration. In view of the number of the stores initially identified for closure for which early lease terminations could not be negotiated or which will continue to be operated, Borders Group has restated in its separate financial statements the 1993 restructuring charge to remove provisions which aggregated $33 million established for the 113 stores. Furthermore, in 1994, Borders Group recorded additional restructuring charges of $21 million which included a charge for the writedown of Walden headquarters facility to estimated net realizable value, lease buyout costs and operating losses exceeding original expectations, and costs associated with the relocation of the Walden headquarters facility. The net effect of the above was to reduce restructuring

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS -- CONTINUED

reserves by $12 million which has been recorded in the consolidated financial statements in the fourth quarter of 1994. Had Kmart recorded the impact of reducing the 1993 restructuring charge in the fourth quarter of 1993, the net loss from continuing retail operations would have been reduced by $21 million. As a result of reflecting the above in the fourth quarter of 1994 in the consolidated financial statements, net income (loss) of Borders Group on a stand alone basis differs by the restated amounts discussed above.

     As a result of the restructuring plan, as restated, Borders Group incurred a net pre-tax charge of $131 million ($80 million net of tax) for store closing costs and other non-recurring charges. These costs include lease buyout costs related to store closures, disposition costs for inventory to be liquidated during the final closing of each store, costs for writedown of fixed assets (primarily furniture and fixtures) to net realizable value, costs associated with combining certain operations of Borders and Walden, including inventory reduction costs and costs of consolidating redundant distribution center functions, and re-engineering program costs.

     The following table sets forth the restructuring provision established in 1993, as restated, and related activity through January 22, 1995 ($ millions):

                                                                 ACTIVITY TO DATE
                                                      ---------------------------------------
                                                        CASH      NONCASH COSTS
                                        PROVISION      COSTS        AND ASSET      CHANGES IN       RESERVE AT
                                        RECORDED      INCURRED     WRITEDOWNS      ESTIMATES     JANUARY 22, 1995
                                       -----------    --------    -------------    ----------    ----------------
Store closure:
  Lease buyout costs................      $  74         $ 24           $ 5            $(30)            $ 15
  Asset writedowns..................         27           --            19              (8)              --
  Inventory disposition costs and
     related operating losses.......         21           10             1              (5)               5
Consolidation of operations.........         15            2            21              31               23
Re-engineering programs.............          6            5            --              --                1
                                          -----          ---           ---            ----             ----
                                          $ 143         $ 41           $46            $(12)            $ 44
                                          =====         ====           ===            ====             ====

     In addition, a pre-tax charge of $75 million related to certain changes to Walden's accounting policies was recorded in connection with combination with Borders including a change in the method of inventory valuation for Walden from last-in, first-out (LIFO) to first-in, first-out (FIFO) to conform Walden's inventory accounting and to correct certain prior period errors with respect to inventory shrinkage, lease accounting and revenue recognition, and to conform the accounting policies of Walden and Borders in the area of fixed asset capitalization. Such changes were made in consideration of separate reporting of the Borders Group results. Kmart believes the pre-tax effect of recognizing the corrections of errors of $93 million, accounting changes calling for restatement of $(57) million, and other accounting changes of $36 million does not have a material impact on the results of operations. Had Kmart recorded the accounting changes of $36 million as accounting changes, the net loss from continuing retail operations would have been reduced by $23 million. As a result of reflecting these amounts in the fourth quarter of 1993 in the consolidated financial statements, net income (loss) of Borders Group on a stand alone basis differs by the restated amounts discussed above.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS -- CONTINUED

     Borders Group results of operations for the last three years follow ($ millions):

                                                                                         % CHANGE
                                                                                      --------------
                                                      1994       1993       1992      1994      1993
                                                     ------     ------     ------     -----     ----
Sales.............................................   $1,511     $1,370     $1,202      10.3     14.0
                                                     ======     ======     ======
Operating Income(1)...............................   $   44     $   50     $   46     (12.0)     8.7
                                                     ======     ======     ======
Comparable Store Sales Increase
  Borders.........................................     17.6%      14.8%      12.6%
                                                     ======     ======     ======
  Walden..........................................      0.9%       0.7%       1.4%
                                                     ======     ======     ======

- -------------------------
(1) Borders Group 1994 and 1993 operating income excludes store restructuring and other charges of $(12) million and $218 million, respectively.

     Sales in 1994 were $1,511 million, a 10.3% increase, over sales of $1,370 million in 1993. The 1994 sales increase resulted primarily from rapid growth in the number of Borders superstores, strong Borders comparable store sales and, to a lesser extent, the acquisition of Planet Music in August 1994, partially offset by a decrease in Walden sales resulting primarily from store closures. The 1993 sales increase of 14.0% over 1992 sales was primarily due to the inclusion of a full year of sales for the Borders stores versus three months in the prior year. Comparable Walden store sales increased 0.7% in 1993 versus a 1.4% increase in 1992. The slower rate of Walden comparable store sales growth was a result of increased competition from superstores in several markets and sluggish mall traffic.

     Operating income was $44 million, or 2.9% of sales, in 1994 exclusive of store restructuring and other charges, a 12.0% decrease, as compared to $50 million, or 3.6% of sales, in 1993 exclusive of store restructuring and other charges. The 1994 decrease resulted primarily from the increase in lower margin music sales and higher occupancy costs reflecting the larger format stores recently opened by Borders, which generally have higher occupancy costs as a percentage of sales, and Borders' expansion into more expensive markets, partially offset by higher sales. In 1993, Borders Group reported an operating loss of $168 million, inclusive of the store restructuring and other charges of $218 million. Excluding store restructuring and other charges, 1993 operating income was $50 million, or 3.6% of sales, as compared to operating income of $46 million, or 3.8% of sales, in the prior year. The 1993 increase resulted primarily from higher sales and improved gross margins, partially offset by increased goodwill amortization as a result of the acquisition of Borders by Kmart.

     BUILDERS SQUARE

     At January 22, 1995, Builders Square operated 166 home improvement stores in 24 states and Puerto Rico, of which 75 were Builders Square I Stores ("BSQ I Stores") and 91 were Builders Square II Stores ("BSQ II Stores"). Builders Square plans to operate 174 stores at the end of fiscal 1995. The long-term business strategy of Builders Square is to phase out its self-service warehouse-style home improvement stores and operate large format superstores that emphasize customer service and provide an extensive selection of quality products and services to repair, remodel, redecorate and maintain both home and garden.

     Restructuring Plan. On January 5, 1994, the Board approved a restructuring plan to convert virtually all of the existing Builders Square stores to the new BSQ II format by 1997. The BSQ II stores have an easier-to-shop layout that utilizes a "store-within-a-store" format with substantially increased customer service levels. In connection with the restructuring plan, Builders Square is closing selected BSQ I stores, converting other existing BSQ I stores to the BSQ II format and filling in existing markets with BSQ II stores. During the next three years, Builders Square currently expects to phase out 28 BSQ I stores by closing three stores, relocating 23 stores and renovating two stores. These activities will result in 47 existing high volume original format

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS -- CONTINUED

stores remaining in operation at the end of fiscal 1997 which management still intends to expand and renovate into new format stores in the future. In addition, Builders Square plans to open approximately 10 new BSQ II stores in 1995.

     As a result of the restructuring plan, Builders Square recorded a pre-tax charge of $226 million ($141 million, net of tax) in the fourth quarter of 1993 for the estimated cost of closing and relocating BSQ I stores to the BSQ II format. Of the total pre-tax charge, $214 million is for specifically-identified store closings and relocations. These costs include lease obligations, the disposition of inventory to be liquidated during the final closing of each store and the writedown of fixed assets, primarily furniture and fixtures, to net realizable value. Such charge does not include any provision for store occupancy, depreciation expense or normal inventory markdowns prior to the closing or completion date of a project. The remainder of the charge relates to an accrual for a non-routine legal judgment resulting from the insolvency of the insurer.

     In 1994, based on favorable sublease experience on over half of the stores closed to date, Builders Square lowered the estimate of net lease obligation costs by approximately $13 million. Also, based on higher than planned inventory disposition costs at the 48 stores closed in 1994, Builders Square increased its estimate of these costs by approximately $10 million. As a result of the above, the favorable settlement of the non-routine legal judgment and small revisions to other reserve elements, Builders Square recorded a net decrease to the restructuring reserve of $5 million.

     The following table sets forth the restructuring provision established in 1993 and related activity through January 22, 1995 ($ millions):

                                                                ACTIVITY TO DATE
                                                     ---------------------------------------
                                                       CASH      NONCASH COSTS
                                         PROVISION    COSTS        AND ASSET      CHANGES IN       RESERVE AT
                                         RECORDED    INCURRED     WRITEDOWNS       ESTIMATE     JANUARY 22, 1995
                                         --------    --------    -------------    ----------    ----------------
Closings/relocations:
  Lease obligation costs..............     $118        $ 27           $(7)           $(13)            $ 85
  Asset writedowns....................       33          --            19               1               15
  Inventory disposition costs.........       37          --            20              10               27
  Operating losses....................       26          11            --               2               17
Non-routine legal accrual.............       12           7            --              (5)              --
                                         ------        ----           ---            ----             ----
                                           $226        $ 45           $32            $ (5)            $144
                                         ======        ====           ===            ====             ====

     Builders Square's results of operations for the last three years follow ($ millions):

                                                                                          % CHANGE
                                                                                       --------------
                                                       1994       1993       1992      1994     1993
                                                      ------     ------     ------     -----    -----
Sales..............................................   $2,951     $2,719     $2,419       8.5     12.4
                                                      ======     ======     ======
Operating Income(1)................................   $   28     $   61     $   80     (54.1)   (23.7)
                                                      ======     ======     ======
Comparable Store Sales Increase....................      5.9%       0.9%       8.5%
                                                      ======     ======     ======

- -------------------------
(1) Builders Square's 1993 operating income excludes store restructuring and other charges of $226 million.

     Sales in 1994 were $2,951 million, an 8.5% increase, over sales of $2,719 million in 1993. The 1994 increase was attributable to the 5.9% increase in comparable store sales as well as additional sales generated from the ongoing restructuring effort. This involved opening 37 new BSQ II stores, closing 48 of the smaller, less profitable BSQ I stores and expanding nine BSQ I stores in prime locations into the new BSQ II format. The restructuring effort has yielded favorable results with the new BSQ II format stores reporting comparable

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS -- CONTINUED

store sales increases of 15.3% in 1994 over 1993. Sales in 1993 were $2,719 million, a 12.4% increase, over sales of $2,419 million in 1992. The 1993 sales increase was due to the 28 stores opened, all of which were BSQ II stores, in 1993 and the inclusion of a full year of sales for the 22 stores opened in 1992. Comparable store sales increased 0.9% in 1993 versus an 8.5% increase in 1992. The slower rate of comparable store sales growth in 1993 was a result of increased competition in the Northeast and Midwest, severe winter weather conditions that continued into the spring selling season and the strong comparable store sales growth reported in the Southeast region in 1992 as the result of rebuilding in the aftermath of Hurricane Andrew.

     Operating income was $28 million, or 1.0% of sales, as compared to $61 million, or 2.2% of sales, in 1993 excluding store restructuring and other charges. The decrease in 1994 is attributable to increased competitive pricing, resulting in lower gross margins, short-term costs associated with the expansion of nine stores and increased pre-opening costs. Inclusive of store restructuring and other charges of $226 million, operating loss in 1993 was $166 million. Excluding store restructuring and other charges, Builders Square 1993 operating income was $61 million, or 2.2% of sales, as compared to $80 million, or 3.3% of sales, in 1992. The decrease in operating profit in 1993 resulted primarily from lower than expected sales, higher occupancy costs and increased payroll expenses associated with improving the level of customer service in the store.

SUMMARY OF PAYLESS, OFFICEMAX AND THE SPORTS AUTHORITY OPERATIONS IN 1993 AND
1992

     The results of operations for PayLess, which was sold to TPH in the first quarter of 1994, and OfficeMax and The Sports Authority, for which IPO's of majority interests were completed in the fourth quarter of 1994, are included as continuing retail operations in the consolidated financial statements, on a fully consolidated basis, for 1993 and 1992. Previously, the operations of PayLess were presented as part of discontinued operations in the consolidated financial statements included in the Kmart Corporation fiscal 1993 Annual Report. Refer to the Licensee Operations and Equity Investments section below for 1994 equity earnings recorded on interests in OfficeMax and The Sports Authority.

     A two-year summary of the divested PayLess, OfficeMax and The Sports Authority sales and operating income follows:

                                                                                   %
                                                                        1993     CHANGE     1992
                                                                       ------    ------    ------
                                                                              ($ MILLIONS)
Sales
  PayLess...........................................................   $2,538      8.7     $2,335
  OfficeMax.........................................................    1,422    169.3        528
  The Sports Authority..............................................      607     47.5        412
                                                                       ------              ------
     Total Sales....................................................   $4,567     39.5     $3,275
                                                                       ======              ======
Operating Income
  PayLess...........................................................   $   88    (21.4 )   $  112
  OfficeMax.........................................................       20       --          1
  The Sports Authority..............................................       21    110.0         10
                                                                       ------              ------
     Total Operating Income.........................................   $  129      4.9     $  123
                                                                       ======              ======

LICENSEE OPERATIONS AND EQUITY INVESTMENTS

     Meldisco equity income was $52 million in both 1994 and 1993 and $54 million in 1992. Unchanged equity income in 1994 as compared to 1993 reflected an increase in sales in 1994 offset by higher labor costs and supplies in the distribution centers. Lower 1993 Meldisco equity income as compared to 1992 was a result of unfavorable weather in early 1993 and increased competition.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS -- CONTINUED

     Combined OfficeMax and The Sports Authority equity income was $28 million in 1994 reflecting Kmart's over 90% and 100% ownership, respectively, in the first three quarters of 1994, and its approximately 25% and 29% ownership, respectively, in the fourth quarter of 1994.

     In November 1994, Kmart completed the sale of its 21.5% equity interest in Coles Myer for cash proceeds of approximately $928 million. As part of the transaction, Kmart extended a long-term license agreement that allows Coles Myer to use the "Kmart" name in Australia and New Zealand. Kmart's Coles Myer equity income prior to the sale has been presented as a discontinued operation in the consolidated financial statements.

EFFECT OF COMPLIANCE WITH ENVIRONMENTAL PROTECTION PROVISIONS

     Compliance with federal, state and local provisions which have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, has not had, and is not expected to have, a material effect on the capital expenditures, earnings or competitive position of Kmart.

                               KMART CORPORATION

                              REPORT BY MANAGEMENT

RESPONSIBILITY FOR FINANCIAL STATEMENTS

     Kmart Corporation management is responsible for the integrity of the information and representations contained in its interim and annual financial statements. This responsibility includes making informed estimates and judgments in selecting the appropriate accounting principles. Management believes the financial statements conform with generally accepted accounting principles applied on a consistent basis.

     To assist management in fulfilling these obligations, several tools are utilized, which include the following:

          A system of internal accounting controls is maintained to provide for the integrity of information for purposes of preparing financial statements and to assure that assets are properly accounted for and safeguarded. This concept of reasonable assurance is based on the recognition that the cost of the system is related to the benefits to be derived and modified for changing conditions. Management believes its system provides reasonable assurance of this appropriate balance.

          As part of the internal control system, a policy of Standards of Business Conduct and Management Integrity Statements is in effect. All officers and key employees periodically submit a signed statement regarding compliance with these policies.

          An Internal Audit Department is maintained to evaluate, test and report on the application of internal accounting controls in conformity with standards of the practice of internal auditing.

          The financial statements have been audited by independent accountants whose report is contained herein. This audit includes, among other things, a review of the system of internal controls as required by generally accepted auditing standards.

     The Audit Committee of the Board of Directors, consisting solely of outside directors, meets regularly with management, internal auditors and the independent accountants to assure that each is carrying out its responsibilities. The internal auditors and independent accountants both have full and free access to the Audit Committee, with and without the presence of management.

Anthony N. Palizzi
President

Thomas F. Murasky
Executive Vice President
and Chief Financial Officer

                               KMART CORPORATION

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Kmart Corporation

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Kmart Corporation and its subsidiaries at January 25, 1995 and January 26, 1994, and the results of their operations and their cash flows for each of the three years in the period ended January 25, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in the notes to the consolidated financial statements, Kmart Corporation adopted Statement of Financial Accounting Standard No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes," at the beginning of fiscal 1993.

Price Waterhouse LLP
Detroit, Michigan
February 27, 1995

                               KMART CORPORATION
                       CONSOLIDATED STATEMENTS OF INCOME
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                            FISCAL YEAR ENDED
                                                                -----------------------------------------
                                                                JANUARY 25,    JANUARY 26,    JANUARY 27,
                                                                   1995           1994           1993
                                                                -----------    -----------    -----------
Sales........................................................     $34,025        $36,694        $33,366
Licensee fees and other income...............................         288            296            292
                                                                 --------       --------       --------
                                                                   34,313         36,990         33,658
                                                                 --------       --------       --------
Cost of merchandise sold (includes buying and occupancy
  costs).....................................................      25,992         27,520         24,516
Selling, general and administrative expenses.................       7,701          8,217          7,393
Gain on subsidiary public offerings..........................        (168)            --             --
Store restructuring and other charges........................          --          1,348             --
Interest expense:
  Debt -- net................................................         258            303            243
  Capital lease obligations and other........................         236            192            185
                                                                 --------       --------       --------
                                                                   34,019         37,580         32,337
                                                                 --------       --------       --------
Income (loss) from continuing retail operations before income
  taxes and equity income....................................         294           (590)         1,321
Equity in net income of unconsolidated companies.............          80             52             54
Income taxes.................................................         114           (191)           474
                                                                 --------       --------       --------
Net income (loss) from continuing retail operations before
  extraordinary item and the effect of accounting changes....         260           (347)           901
Discontinued operations including the effect of accounting
  changes, net of income taxes of $7, $(61) and $11,
  respectively...............................................          20            (77)            40
Gain (loss) on disposal of discontinued operations, net of
  income taxes of $215 and $(248), respectively..............          16           (521)            --
Extraordinary item, net of income taxes of $(6)..............          --            (10)            --
Effect of accounting changes, net of income taxes of $(37)...          --            (19)            --
                                                                 --------       --------       --------
Net income (loss)............................................     $   296        $  (974)       $   941
                                                                 ========       ========       ========
Earnings per common and common equivalent share:
  Net income (loss) from continuing retail operations before extraordinary item and the effect of accounting
     changes.................................................     $   .55        $  (.78)       $  1.97
  Discontinued operations including the effect of accounting
     changes, net of income taxes............................         .04           (.17)           .09
  Gain (loss) on disposal of discontinued operations, net of
     income taxes............................................         .04          (1.14)            --
  Extraordinary item, net of income taxes....................          --           (.02)            --
  Effect of accounting changes, net of income taxes..........          --           (.04)            --
                                                                 --------       --------       --------
                                                                  $   .63        $ (2.15)       $  2.06
                                                                 ========       ========       ========
Weighted average shares (millions)...........................       456.6          456.7          455.6
                                                                 ========       ========       ========

          See accompanying Notes to Consolidated Financial Statements.

The consolidated statements of income for prior periods have been restated for discontinued operations.

                               KMART CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN MILLIONS)

                                                                         JANUARY 25,     JANUARY 26,
                                                                            1995            1994
                                                                         -----------     -----------
ASSETS
Current Assets:
  Cash (includes temporary investments of $93 and $32,
     respectively)....................................................     $   480         $   449
  Merchandise inventories.............................................       7,382           7,252
  Accounts receivable and other current assets........................       1,325           1,816
                                                                          --------        --------
Total current assets..................................................       9,187           9,517
Investments in Affiliated Retail Companies............................         368             606
Property and Equipment -- net.........................................       6,280           5,886
Other Assets and Deferred Charges.....................................         910             799
Goodwill -- net of accumulated amortization of $45 and $59,
  respectively........................................................         284             696
                                                                          --------        --------
                                                                           $17,029         $17,504
                                                                          ========        ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Long-term debt due within one year..................................     $   236         $   390
  Notes payable.......................................................         638             918
  Accounts payable -- trade...........................................       2,910           2,763
  Accrued payrolls and other liabilities..............................       1,313           1,347
  Taxes other than income taxes.......................................         272             271
  Income taxes........................................................         257              35
                                                                          --------        --------
Total current liabilities.............................................       5,626           5,724
Capital Lease Obligations.............................................       1,777           1,720
Long-Term Debt........................................................       2,011           2,227
Other Long-Term Liabilities (includes store restructuring
  obligations)........................................................       1,583           1,740
Shareholders' Equity:
  Preferred stock, 10,000,000 shares authorized;
     Series A, 5,750,000 shares authorized and issued at January 26,
      1994............................................................          --             986
     Series C, 790,287 shares authorized; shares issued 658,315 and
      784,938, respectively...........................................         132             157
  Common stock, 1,500,000,000 shares authorized; shares issued
     464,549,561 and 416,546,780, respectively........................         465             417
  Capital in excess of par value......................................       1,505             538
  Performance restricted stock deferred compensation..................          --              (3)
  Retained earnings...................................................       4,074           4,237
  Treasury shares.....................................................         (86)           (109)
  Foreign currency translation adjustment.............................         (58)           (130)
                                                                          --------        --------
Total shareholders' equity............................................       6,032           6,093
                                                                          --------        --------
                                                                           $17,029         $17,504
                                                                          ========        ========

          See accompanying Notes to Consolidated Financial Statements.

                               KMART CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN MILLIONS)

                                                                                  FISCAL YEAR ENDED
                                                                      -----------------------------------------
                                                                      JANUARY 25,    JANUARY 26,    JANUARY 27,
                                                                         1995           1994           1993
                                                                      -----------    -----------    -----------
CASH PROVIDED BY (USED FOR):
OPERATIONS
  Net income (loss) from continuing retail operations before
    extraordinary item and the effect of accounting changes........     $   260        $  (347)       $   901
  Adjustments to reconcile net income (loss) to operating cash flows:
    Depreciation and amortization..................................         724            754            647
    Cash used for store restructuring and other charges............        (168)           (93)           (52)
    Store restructuring and other charges..........................          --          1,348             --
    Deferred income taxes..........................................          65           (308)           153
    Undistributed equity income....................................         (42)           (15)           (11)
    Gain on subsidiary public offerings............................        (168)            --             --
    Other -- net...................................................        (158)          (382)            50
  Increase in other long-term liabilities..........................         180             85             63
  Cash provided by (used for) current assets and current
    liabilities net of effects from subsidiary public offerings and divestitures:
    (Increase) decrease in inventories.............................        (716)           249           (956)
    Increase in accounts payable...................................         470            258            167
    Other -- net...................................................          43           (433)          (188)
                                                                      ---------      ---------      ---------
  Total cash provided by continuing retail operations..............         490          1,116            774
                                                                      ---------      ---------      ---------
  Discontinued Operations
    Gain (loss) on disposal of discontinued operations.............          16           (521)            --
    Income (loss) from discontinued operations.....................          20            (77)            40
    Items not affecting cash -- net................................         (88)           609             38
    Cash used for discontinued operations..........................        (362)            --             --
                                                                      ---------      ---------      ---------
  Total cash provided by (used for) discontinued operations........        (414)            11             78
                                                                      ---------      ---------      ---------
  Net cash provided by operations..................................          76          1,127            852
                                                                      ---------      ---------      ---------
INVESTING
  Capital expenditures -- owned property...........................      (1,247)        (1,022)        (1,435)
  Acquisitions.....................................................         (12)          (268)          (372)
  Proceeds from subsidiary public offerings........................         896             --             --
  Proceeds from divestiture of PayLess -- net......................         590             --             --
  Proceeds from the sale of assets.................................          17             20             25
  Proceeds from the sale of discontinued operations................         928            774             --
  Other -- net.....................................................         (12)           (72)           (50)
                                                                      ---------      ---------      ---------
  Net cash provided by (used for) investing........................       1,160           (568)        (1,832)
                                                                      ---------      ---------      ---------
FINANCING
  Proceeds from issuance of long-term debt and notes payable.......          66            736          1,602
  Reduction in long-term debt and notes payable....................        (717)          (933)           (80)
  Reduction in capital lease obligations...........................        (124)          (123)          (113)
  Capital contributions from minority interest.....................          15             29             --
  Issuance of common stock.........................................           6             32             57
  Reissuance of treasury shares....................................          23             13              8
  Extraordinary item for bond redemptions..........................          --            (10)            --
  Dividends paid...................................................        (474)          (465)          (448)
                                                                      ---------      ---------      ---------
  Net cash provided by (used for) financing........................      (1,205)          (721)         1,026
                                                                      ---------      ---------      ---------
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS....................          31           (162)            46
  Cash and Equivalents at Beginning of Year........................         449            611            565
                                                                      ---------      ---------      ---------
CASH AND EQUIVALENTS AT END OF YEAR................................     $   480        $   449        $   611
                                                                      =========      =========      =========

          See accompanying Notes to Consolidated Financial Statements.
  Certain prior year amounts have been restated for the effect of discontinued
                                  operations.

                               KMART CORPORATION
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                               SERIES A    SERIES B AND C             CAPITAL
                                                                              CONVERSION    CONVERTIBLE              IN EXCESS
                                                                              PREFERRED      PREFERRED      COMMON    OF PAR
                                                                                STOCK          STOCK        STOCK      VALUE
                                                                              ----------   --------------   ------   ---------
                                                                                (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
BALANCE AT JANUARY 29, 1992.................................................    $  986          $ --         $413     $   453
Net income for the year.....................................................
[BCash dividends declared, common, $.92 per share.............................
Cash dividends declared, $3.41 Depositary Share, $3.41 per share............
Cash dividends declared, Series B convertible preferred, $4.31 per share....
Series B convertible preferred stock issued.................................                     157
Common issued under stock option plans......................................                                    3          42
Common issued under performance restricted stock plan.......................                                                1
Treasury shares reissued to the Employee Savings Plan.......................                                               10
Foreign currency translation adjustment.....................................
                                                                                ------          ----         ----     -------
BALANCE AT JANUARY 27, 1993.................................................       986           157          416         506
Net loss for the year.......................................................
Cash dividends declared, common, $.96 per share.............................
Cash dividends declared, $3.41 Depositary Share, $3.41 per share............
Cash dividends declared, Series B convertible preferred, $11.50 per share...
Minimum pension liability in excess of intangible pension asset.............
Common issued under stock option plans......................................                                    1          14
Common issued under performance restricted stock plan.......................                                                2
Treasury shares reissued to the Employee Savings Plan.......................                                               16
Foreign currency translation adjustment.....................................
                                                                                ------          ----         ----     -------
BALANCE AT JANUARY 26, 1994.................................................       986           157          417         538
Net income for the year.....................................................
Cash dividends declared, common, $.96 per share.............................
Cash dividends declared, $3.41 Depositary Share, $1.71 per share............
Cash dividends declared, Series C convertible preferred, $11.50 per share...
Decrease in additional minimum pension liability in excess of intangible pension asset..............................................................
Common issued under stock option plans......................................                                                2
Common issued under performance restricted stock plan.......................                                               (1)
Common issued from conversion of Series A conversion preferred..............      (986)                        46         940
Common issued from redemption of Series C convertible preferred.............                     (25)           2          23
Treasury shares reissued to the Employee Savings Plan.......................                                                3
Foreign currency translation adjustment.....................................
                                                                                ------          ----         ----     -------
BALANCE AT JANUARY 25, 1995.................................................    $   --          $132         $465     $ 1,505
                                                                                ======          ====         ====     =======

                                                                              PERFORMANCE
                                                                               RESTRICTED                            FOREIGN
                                                                                 STOCK                              CURRENCY
                                                                                DEFERRED     RETAINED   TREASURY   TRANSLATION
                                                                              COMPENSATION   EARNINGS    SHARES    ADJUSTMENT
                                                                              ------------   --------   --------   -----------
BALANCE AT JANUARY 29, 1992.................................................      $ (2)       $5,214     $ (130)      $ (43)
Net income for the year.....................................................                     941
Cash dividends declared, common, $.92 per share.............................                    (374)
Cash dividends declared, $3.41 Depositary Share, $3.41 per share............                     (78)
Cash dividends declared, Series B convertible preferred, $4.31 per share....                      (3)
Series B convertible preferred stock issued.................................
Common issued under stock option plans......................................
Common issued under performance restricted stock plan.......................
Treasury shares reissued to the Employee Savings Plan.......................                                  8
Foreign currency translation adjustment.....................................                                            (62)
                                                                                ------          ----         ----     -------
BALANCE AT JANUARY 27, 1993.................................................        (2)        5,700       (122)       (105)
Net loss for the year.......................................................                    (974)
Cash dividends declared, common, $.96 per share.............................                    (392)
Cash dividends declared, $3.41 Depositary Share, $3.41 per share............                     (78)
Cash dividends declared, Series B convertible preferred, $11.50 per share...                      (9)
Minimum pension liability in excess of intangible pension asset.............                     (10)
Common issued under stock option plans......................................
Common issued under performance restricted stock plan.......................        (1)
Treasury shares reissued to the Employee Savings Plan.......................                                 13
Foreign currency translation adjustment.....................................                                            (25)
                                                                                ------          ----         ----     -------
BALANCE AT JANUARY 26, 1994.................................................        (3)        4,237       (109)       (130)
Net income for the year.....................................................                     296
Cash dividends declared, common, $.96 per share.............................                    (418)
Cash dividends declared, $3.41 Depositary Share, $1.71 per share............                     (39)
Cash dividends declared, Series C convertible preferred, $11.50 per share...                      (9)
Decrease in additional minimum pension liability in excess of intangible
 pension asset..............................................................                       7
Common issued under stock option plans......................................
Common issued under performance restricted stock plan.......................         3
Common issued from conversion of Series A conversion preferred..............
Common issued from redemption of Series C convertible preferred.............
Treasury shares reissued to the Employee Savings Plan.......................                                 23
Foreign currency translation adjustment.....................................                                             72
                                                                                ------          ----         ----     -------
BALANCE AT JANUARY 25, 1995.................................................      $ --        $4,074     $  (86)      $ (58)
                                                                                ======          ====         ====     =======

                                                                                  TOTAL
                                                                              SHAREHOLDERS'
                                                                                 EQUITY
                                                                              -------------
BALANCE AT JANUARY 29, 1992.................................................     $ 6,891
Net income for the year.....................................................         941
Cash dividends declared, common, $.92 per share.............................        (374)
Cash dividends declared, $3.41 Depositary Share, $3.41 per share............         (78)
Cash dividends declared, Series B convertible preferred, $4.31 per share....          (3)
Series B convertible preferred stock issued.................................         157
Common issued under stock option plans......................................          45
Common issued under performance restricted stock plan.......................           1
Treasury shares reissued to the Employee Savings Plan.......................          18
Foreign currency translation adjustment.....................................         (62)
                                                                                   -----

BALANCE AT JANUARY 27, 1993.................................................       7,536

Net loss for the year.......................................................        (974)
Cash dividends declared, common, $.96 per share.............................        (392)
Cash dividends declared, $3.41 Depositary Share, $3.41 per share............         (78)
Cash dividends declared, Series B convertible preferred, $11.50 per share...          (9)
Minimum pension liability in excess of intangible pension asset.............         (10)
Common issued under stock option plans......................................          15
Common issued under performance restricted stock plan.......................           1
Treasury shares reissued to the Employee Savings Plan.......................          29
Foreign currency translation adjustment.....................................         (25)
                                                                                   -----

BALANCE AT JANUARY 26, 1994.................................................       6,093
Net income for the year.....................................................         296
Cash dividends declared, common, $.96 per share.............................        (418)
Cash dividends declared, $3.41 Depositary Share, $1.71 per share............         (39)
Cash dividends declared, Series C convertible preferred, $11.50 per share...          (9)
Decrease in additional minimum pension liability in excess of intangible
 pension asset..............................................................           7
Common issued under stock option plans......................................           2
Common issued under performance restricted stock plan.......................           2
Common issued from conversion of Series A conversion preferred..............
Common issued from redemption of Series C convertible preferred.............
Treasury shares reissued to the Employee Savings Plan.......................          26
Foreign currency translation adjustment.....................................          72
                                                                                 -------

BALANCE AT JANUARY 25, 1995.................................................     $ 6,032
                                                                                 =======


 Common stock, authorized 1,500,000,000 shares, $1 par value. Preferred stock, authorized 10,000,000 shares, no par value.

          See accompanying Notes to Consolidated Financial Statements.

                               KMART CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Kmart Corporation's significant accounting policies, which conform to generally accepted accounting principles applied on a consistent basis between years, are described below.

     Fiscal Year: Kmart Corporation's fiscal years end on the last Wednesday in January. Fiscal years 1994, 1993 and 1992 each consisted of 52 weeks and ended on January 25, 1995, January 26, 1994 and January 27, 1993, respectively.

     Basis of Consolidation: Kmart Corporation includes all majority owned subsidiaries in the consolidated financial statements. Investments in affiliated retail companies owned 20% or more are accounted for by the equity method using their fiscal year-end financial statements. Intercompany transactions and accounts have been eliminated in consolidation.

     Earnings Per Common and Common Equivalent Share: Kmart Corporation computes earnings per common and common equivalent share by dividing net income less dividends paid on Series C convertible preferred stock by the weighted average number of shares of common stock and dilutive common stock equivalents outstanding during each year. In determining the weighted average number of fully diluted common shares outstanding, the Series A conversion preferred stock, prior to its conversion into common stock in September 1994, was treated as common stock.

     Foreign Operations: Foreign currency assets and liabilities are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Results of operations are translated at average exchange rates during the period for revenues and expenses. Translation gains and losses resulting from fluctuations in the exchange rates are accumulated as a separate component of shareholders' equity.

     Inventories: Merchandise inventories are valued at the lower of cost or market, primarily using the retail method, on the last-in, first-out (LIFO) basis for substantially all domestic inventories and the first-in, first-out
(FIFO) basis for the remainder.

     Property Owned and Depreciation: Land, buildings, leasehold improvements and equipment are recorded at cost, including a provision for capitalized interest. Depreciation is provided over the estimated useful lives of related assets on the straight-line method for financial statement purposes and on accelerated methods for income tax purposes. Most store properties are leased and improvements are amortized over the term of the lease but not more than 25 years. Other annual rates used in computing depreciation for financial statement purposes are 2% to 4% for buildings, 10% to 14% for store fixtures and 5% to 33% for other fixtures and equipment.

     Expenditures for owned properties, primarily self-developed locations, which Kmart Corporation intends to sell and lease-back within one year are included in accounts receivable and other current assets, and those extending beyond one year are included in other assets and deferred charges.

     Goodwill: Excess of cost over the net assets of acquired companies is amortized using the straight-line method over 40 years. Kmart Corporation evaluates the recoverability of goodwill and reviews the amortization period on an annual basis. Several factors are used to evaluate goodwill, including but not limited to: management's plans for future operations; recent operating results and each business' projected undiscounted cash flows. The primary method is each business' projected undiscounted cash flows.

     Financial Instruments: With the exception of long-term debt, shareholders' equity and equity investments, Kmart Corporation records all financial instruments, including accounts receivable, accounts payable and marketable securities at, or approximating, market value.

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

     Licensee Sales: Kmart Corporation's policy is to exclude sales of licensed departments from total sales. Sales from licensed departments are primarily comprised of sales from the Meldisco subsidiaries of Melville Corporation which operate the footwear departments in domestic Kmart stores.

     Pre-Opening and Closing Costs: Costs associated with the opening of a new store are expensed during the first full month of operations. When the decision to close a retail unit is made, Kmart Corporation provides for the future net lease obligation, nonrecoverable investment in fixed assets, other expenses directly related to discontinuance of operations and estimated operating loss through the expected closing dates.

     Income Taxes: Deferred income taxes are provided on temporary differences between financial statement and taxable income. Kmart Corporation accrues appropriate U.S. and foreign taxes payable on all of the earnings of subsidiaries, except with respect to earnings that are intended to be permanently reinvested, or are expected to be distributed free of additional tax by operation of relevant statutes currently in effect and by utilization of available tax credits and deductions.

     Reclassifications: Certain reclassifications of prior year amounts have been made to conform to the presentation adopted in 1994.

SUBSIDIARY PUBLIC OFFERINGS

     In November 1994, initial public offerings (IPO's) of OfficeMax, Inc. ("OfficeMax") and The Sports Authority, Inc. ("The Sports Authority") were completed. The IPO of OfficeMax reduced Kmart Corporation's interest from over 90% to approximately 25% and resulted in net proceeds of $642 paid to Kmart Corporation. The IPO of The Sports Authority reduced Kmart Corporation's interest from 100% to approximately 30% and resulted in net proceeds of $254 paid to Kmart Corporation. The transactions resulted in pre-tax gains of $86 and $82 for OfficeMax and The Sports Authority, respectively, or a total of $168 ($101 net of tax). Kmart Corporation's investment in these companies has been accounted for under the equity method for 1994 resulting in $28 of equity income; the results of operations and statement of financial position for prior years are included in the consolidated results.

DISCONTINUED OPERATIONS AND DISPOSITIONS

     Discontinued operations results include Coles Myer Ltd., ("Coles Myer") and PACE Membership Warehouse, Inc. ("PACE"). The gain/(loss) on disposal of discontinued operations includes Coles Myer, PACE, PayLess Drugs Stores Northwest, Inc. ("PayLess") and Furr's/Bishop ("Furrs") cafeteria chains.

     In November 1994, Kmart Corporation completed the sale of its 21.5% equity interest in Coles Myer, an Australian retailer which operates department and general merchandise stores including certain stores using the "Kmart" name. Cash proceeds of $928 were realized from the sale resulting in a gain on disposal of discontinued operations of $48, net of income taxes of $233. The results of operations for Coles Myer have been reclassified to discontinued operations to reflect the disposal of this line of business. Income from discontinued operations relating to Coles Myer was $20, $47 and $42 for 1994, 1993 and 1992, respectively. As part of the transaction, Kmart Corporation extended a long-term license agreement that allows Coles Myer to use the "Kmart" name in Australia and New Zealand.

     During the fourth quarter of fiscal 1994, Kmart charged to discontinued operations $32, net of income taxes of $18, for sublease exposure related to lease guarantees on lease properties sublet to Furrs which was sold by Kmart in 1986.

     In January 1994, PACE sold the assets and lease obligations of 93 of its warehouses and virtually all of the inventory and membership files in the 34 warehouses not included in the transaction to Sam's Club, a division of Wal-Mart, for approximately $774 in cash. The book value of the assets sold to Wal-Mart was $624. Operations of the 34 remaining PACE sites not included in the transaction were discontinued. Included in the loss on the disposal of PACE was unamortized goodwill of $395, expected remaining lease obligations in

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

the warehouses not sold, other PACE liabilities and a provision for additional costs anticipated during the wind-down of PACE operations. Sales applicable to PACE were $4,336 and $4,358 for 1993 and 1992, respectively. There were no sales related to discontinued operations for 1994. During 1994, PACE continued to market the remaining sites, including unopened warehouses and corporate facilities which were not sold. At January 25, 1995, management believes that the remaining provisions for anticipated costs for PACE are adequate.

     The loss on disposal of discontinued operations in 1993 of $521 includes the losses on the disposal of PACE assets and the divestiture of PayLess. The operations of these businesses were reclassified to discontinued operations to reflect their respective plans for disposition. Part of the sale of PayLess was completed in April 1994 to Thrifty PayLess Holdings, Inc. ("TPH") and its subsidiary Thrifty PayLess, Inc. for approximately $595 in cash, $100 in Senior Notes of TPH and approximately 46% of the common equity of TPH. Of the cash proceeds, $50 was invested in Senior Subordinated Notes of Thrifty PayLess, Inc. which Kmart Corporation subsequently sold in May 1994 at a slight premium. The book value of PayLess' net assets to be sold was $1,186 at January 26, 1994.

     Kmart Corporation had intended to complete the divestiture of its TPH equity interest within a one year time frame and had, accordingly, classified the results of operations as a component of discontinued operations. During the latter part of 1994, Kmart Corporation pursued the disposition of its interest in TPH, but did not locate an acceptable buyer during this time frame. Therefore, management reclassified the results of operations for PayLess in 1993 and 1992 from discontinued operations to continuing retail operations. Management will continue to pursue the sale of this investment during 1995 and expects that such disposition will occur through either a private offering or other alternative means. Based upon valuations received from third parties, Kmart Corporation continues to believe that its net investment is appropriately valued. Included in these reclassified results are the following:

                                                                         1993      1992
                                                                        ------    ------
        Assets.......................................................   $1,651    $1,648
        Liabilities..................................................      918       603
        Revenues.....................................................    2,543     2,347
        Operating income.............................................       88       112

     In 1993, Kmart Corporation decided to call for early redemption of all $300 of its 8 3/8% debentures due January 15, 2017 using the proceeds from the sale of PayLess. The resulting redemption premium and other associated costs of $18, net of applicable income taxes, was recorded in 1993 as part of the loss on the disposal of discontinued operations. Management believes the effect of recognizing the charge in 1993 rather than in the first half of 1994 did not have a material effect on the results of operations.

ACQUISITIONS

     On March 4, 1993, OfficeMax purchased all of the outstanding shares of BizMart, Inc. ("BizMart"), a chain of 105 office products superstores, for $268 in cash. During 1993, BizMart was completely integrated into OfficeMax operations and BizMart stores converted to the OfficeMax format. The excess of the cost over fair value of the assets acquired totaled $186.

     In October 1992, Kmart Corporation acquired Borders, Inc. in a stock-for-stock exchange in which Kmart issued 784,938 shares of Series B convertible preferred stock in exchange for all outstanding Borders shares. Effective July 8, 1994, all outstanding shares of Series B were converted to Series C convertible preferred stock. Borders is headquartered in Ann Arbor, Michigan and at January 22, 1995 operated 53 books and music superstores and 22 large format book superstores. The excess of cost over the fair value of the net assets acquired totaled $172.

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

     In June 1992, OfficeMax acquired OW Office Warehouse, Inc., a 41-store office products superstore chain with stores located primarily throughout the Mid-Atlantic region. The excess of the purchase price over the fair value of the net assets acquired was $61 on January 22, 1994.

     In May 1992, Kmart Corporation acquired three companies which operate a total of 13 department stores located in the Czech Republic and Slovakia. The acquisition marks Kmart Corporation's initial entry into the Central European retail market. No goodwill resulted from the transaction.

     Net cash used in 1992 for the acquisitions of Pay'n Save assets (by PayLess), OW Office Warehouse, Inc. (by OfficeMax) and the 13 department stores located in the Czech Republic and Slovakia totaled $372.

     The above acquisitions have been accounted for as purchases and, accordingly, the results of operations have been consolidated from their respective dates of acquisition.

STORE RESTRUCTURING AND OTHER CHARGES

     On January 5, 1994, the Board approved a restructuring plan involving the Kmart Group (including Kmart Canada), Builders Square, Inc. ("Builders Square") and Borders Group, Inc. ("Borders Group"). As a result, in the fourth quarter of 1993, Kmart Corporation recorded a charge (Store Restructuring and Other Charges) to earnings of $1,348 before taxes. Net of taxes, the charge was $862. The restructuring provision included anticipated costs of $1,144 associated with Kmart stores which will be closed and relocated, enlarged or refurbished in the U.S. and Canada, the closing and relocation of certain Builders Square stores and the closing of underperforming Walden stores. These costs included lease obligations for store closings as well as fixed asset writedowns, primarily furniture and fixtures, and inventory dispositions and related operating losses for all affected stores. The restructuring provision also included $20 to increase the reserve for lease obligations for stores closed as part of the 1989 restructuring plan. Other charges included the estimated costs of $97 for re-engineering programs (principally severance) and other non-recurring charges, an accrual of $12 for a non-routine legal judgment resulting from the insolvency of the insurer and a charge of $75 related to costs for certain changes to Walden's accounting policies in connection with combination with Borders (see footnote below).

     The following table sets forth the 1993 restructuring plan and related activity through January 25, 1995:

                                                             ACTIVITY TO DATE
                                                 ----------------------------------------
                                                   CASH      NONCASH COSTS
                                     PROVISION    COSTS        AND ASSET       CHANGES IN         RESERVE AT
                                     RECORDED    INCURRED     WRITEDOWNS        ESTIMATE       JANUARY 25, 1995
                                     --------    --------    -------------     ----------     ------------------
1993 Restructuring Plan:
  Lease obligation costs..........    $  651       $ 63          $ (35)(a)        $(43)              $580
  Asset writedowns................       208         --             96              10                122
  Inventory disposition costs and
     related operating losses.....       285         23             90               7                179
Re-engineering and other
  non-recurring charges...........        97         33             46              31                 49
Non-routine legal accrual.........        12          7             --              (5)                --
Restatement of Prior Years'
  Amounts of Borders Group........        75         --             75              --                 --
                                      ------       ----          -----            ----               ----
                                      $1,328       $126          $ 272            $ --               $930
                                      ======       ====          =====            ====               ====

- -------------------------
(a) Includes $40 for interest expense accreted on discounted lease obligations.

     Cash costs incurred for the 1993 restructuring plan of $126 include $115 for 1994 and $11 for 1993 and noncash charges of $272 include $181 for 1994 and $91 for 1993.

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

     The 1989 restructuring plan, with the $20 addition in 1993, included $526 for stores which were closed and relocated, enlarged or refurbished, and through January 25, 1995, $455 was charged against this reserve. Cash costs relating to the 1989 restructuring plan were $53, $82 and $52 for 1994, 1993 and 1992, respectively. Noncash charges relating to the 1989 restructuring plan were $29, $137 and $21 for 1994, 1993 and 1992, respectively. The remaining liability recorded from the 1989 restructuring plan which will be used for future lease costs is $71 at January 25, 1995. Additionally in 1994, Kmart had a workforce reduction of approximately 660 salaried and 430 hourly positions at the Kmart Group and approximately 200 hourly positions at Borders Group as part of implementing re-engineering programs.

RESTATEMENT OF PRIOR YEARS' AMOUNTS OF BORDERS GROUP

     The 1993 results of operations of Borders Group were restated from amounts previously included in Kmart Corporation's consolidated financial statements in order to (i) reflect a change in the method of inventory valuation for Walden from LIFO to FIFO to conform Walden's inventory accounting method with Borders,
(ii) correct prior period errors with respect to inventory shrinkage, lease accounting and revenue recognition and (iii) conform accounting policies of Walden and Borders in the area of fixed asset capitalization. These restatements have been recorded as part of the store restructuring and other charges in the consolidated financial statements. Kmart Corporation believes the pre-tax effect of recognizing the corrections of errors of $93, accounting changes calling for restatement of ($57), and other accounting changes of $36 does not have a material impact on the results of operations. Had Kmart Corporation recorded the accounting changes of $36 as accounting changes, the net loss from continuing retail operations would have been reduced by $23. As a result of reflecting these amounts in the fourth quarter of 1993 in Kmart Corporation's consolidated financial statements, net income (loss) of Borders Group on a stand-alone basis differs by the restated amounts discussed above.

EXTRAORDINARY ITEM

     In August 1993, Kmart Corporation called for early redemption of all $200 of its 8 1/8% debentures due January 1, 1997. The debentures were redeemed at 100% of the principal amount plus interest accrued to the date of redemption. In April 1993, Kmart Corporation called for early redemption of all $200 of its 10 1/2% Sinking Fund Debentures due December 1, 2017. The resulting redemption premium of $10, net of applicable income taxes, has been reported as an extraordinary item.

SUPPLEMENTAL CASH FLOW INFORMATION

     Kmart Corporation incurred capital lease obligations to obtain store facilities and equipment of $189, $177 and $185 in 1994, 1993 and 1992, respectively. Kmart Corporation acquired Borders, Inc. in a stock-for-stock exchange in 1992. These noncash transactions have been excluded from the Consolidated Statements of Cash Flows.

     Kmart Corporation considers cash on hand in stores, deposits in banks, certificates of deposit and short-term marketable securities with maturities of 90 days or less as cash and cash equivalents for the purposes of the statement of cash flows. The effect of changes in foreign exchange rates on cash balances is not material.

     Cash paid for interest and income taxes follows:

                                                                   1994     1993     1992
                                                                   ----     ----     ----
        Interest (net of amounts capitalized)...................   $521     $465     $444
                                                                   ====     ====     ====
        Income taxes............................................   $ 83     $270     $320
                                                                   ====     ====     ====

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

MERCHANDISE INVENTORIES

     For LIFO purposes, Kmart Corporation uses internal price indices to measure inflation in merchandise inventories. A summary of inventories, at lower of cost or market, by method of pricing and the excess of current cost over stated LIFO value due to inflation follows:

                                                                 JANUARY 25,      JANUARY 26,
                                                                    1995             1994
                                                                 -----------      -----------
        Last-in, first-out....................................     $ 6,518          $ 5,874
        First-in, first-out...................................         864            1,378
                                                                  --------         --------
             Total inventories................................     $ 7,382          $ 7,252
                                                                  ========         ========
        Excess of current cost over stated LIFO value.........     $   804          $   861
                                                                  ========         ========

PROPERTY AND EQUIPMENT

     The components of property and equipment are:

                                                                  JANUARY 25,     JANUARY 26,
                                                                     1995            1994
                                                                  -----------     -----------
        Property owned:
          Land.................................................     $   165         $   144
          Buildings............................................         501             451
          Leasehold improvements...............................       1,754           1,705
          Furniture and fixtures...............................       5,775           5,488
          Construction in progress.............................         157             125
        Property under capital leases..........................       3,055           2,949
                                                                   --------         --------
                                                                     11,407          10,862
        Less-accumulated depreciation and amortization:
          Property owned.......................................      (3,619)         (3,508)
          Property under capital leases........................      (1,508)         (1,468)
                                                                   --------         --------
             Total.............................................     $ 6,280         $ 5,886
                                                                   ========        ========

     Accumulated depreciation for owned property includes $122 and $282 of the store restructuring provision as of January 25, 1995 and January 26, 1994, respectively. Interest costs capitalized were $17, $14 and $16 in 1994, 1993 and 1992, respectively.

INVESTMENTS IN AFFILIATED RETAIL COMPANIES

     Meldisco Subsidiaries of Melville Corporation

     All U.S. Kmart footwear departments are operated under license agreements with the Meldisco subsidiaries of Melville Corporation, substantially all of which are 49% owned by Kmart Corporation and 51% owned by Melville. Fees and income earned under the license agreements in 1994, 1993 and 1992 of $204, $195 and $200, respectively, are included in licensee fees and other income. Kmart Corporation's equity in the income of footwear departments in Kmart stores and dividends received were as follows:

                                                                       1994    1993    1992
                                                                       ----    ----    ----
        Equity in income............................................   $52     $52     $54
                                                                       ====    ====    ====
        Dividends...................................................   $38     $55     $59
                                                                       ====    ====    ====

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

     Meldisco companies' summarized financial information follows:

                                                                  YEAR ENDED DECEMBER 31,
                                                                 --------------------------
                                                                  1994      1993      1992
                                                                 ------    ------    ------
        Net sales.............................................   $1,235    $1,175    $1,164
                                                                 ======    ======    ======
        Gross profit..........................................   $  548    $  525    $  525
                                                                 ======    ======    ======
        Net income............................................   $  107    $   97    $  111
                                                                 ======    ======    ======
        Inventory.............................................   $  148    $  137    $  129
        Other current assets..................................      117        85       123
        Noncurrent assets.....................................        2         2         2
                                                                 ------    ------    ------
        Total assets..........................................      267       224       254
        Current liabilities...................................       42        30        47
                                                                 ------    ------    ------
        Net assets............................................   $  225    $  194    $  207
                                                                 ======    ======    ======
        Equity of Kmart Corporation...........................   $  109    $   94    $  101
                                                                 ======    ======    ======

     OfficeMax, Inc.

     Kmart Corporation had an approximate 25% equity interest at January 25, 1995 in OfficeMax, the second largest operator of high-volume, deep discount office products superstores in the United States. Kmart Corporation's equity in the income of OfficeMax follows:

                                                                      1994
                                                                      ----
        Equity in income...........................................   $ 19
                                                                      ====

     OfficeMax summarized financial information follows:

                                                                     FISCAL YEAR ENDED
                                                         -----------------------------------------
                                                         JANUARY 21,    JANUARY 22,    JANUARY 23,
                                                            1995           1994           1993
                                                         -----------    -----------    -----------
        Net sales.....................................     $ 1,841        $ 1,422         $ 528
                                                          ========       ========      ========
        Gross profit..................................     $   419        $   313         $ 117
                                                          ========       ========      ========
        Net income (loss).............................     $    30        $    11         $  (1)
                                                          ========       ========      ========
        Inventory.....................................     $   468        $   409         $ 178
        Other current assets..........................         223             77            29
        Noncurrent assets.............................         566            524           242
                                                          --------       --------      --------
        Total assets..................................     $ 1,257        $ 1,010         $ 449
                                                          ========       ========      ========
        Current liabilities...........................     $   479        $   373         $ 177
        Noncurrent liabilities........................          29             28            14
        Equity........................................         749            609           258
                                                          --------       --------      --------
        Total liabilities and equity..................     $ 1,257        $ 1,010         $ 449
                                                          ========       ========      ========
        Equity of Kmart Corporation...................     $   187
                                                          ========
        Market value of investment in OfficeMax common
          stock.......................................     $   324
                                                          ========

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

     The Sports Authority, Inc.

     Kmart Corporation had an approximate 29% equity interest at January 25, 1995 in The Sports Authority, the largest operator of large format sporting goods stores in the United States. Kmart Corporation's equity in the income of The Sports Authority follows:

                                                                      1994
                                                                      ----
        Equity in income...........................................   $  9
                                                                      ====

     The Sports Authority summarized financial information follows:

                                                                     FISCAL YEAR ENDED
                                                         -----------------------------------------
                                                         JANUARY 22,    JANUARY 23,    JANUARY 24,
                                                            1995           1994           1993
                                                         -----------    -----------    -----------
        Net sales.....................................      $ 839          $ 607          $ 412
                                                         ========       ========       ========
        Gross profit..................................      $ 230          $ 166          $ 114
                                                         ========       ========       ========
        Net income....................................      $  17          $  13          $   6
                                                         ========       ========       ========
        Inventory.....................................      $ 218          $ 157          $ 114
        Other current assets..........................         85             23             12
        Noncurrent assets.............................        157            118            110
                                                         --------       --------       --------
        Total assets..................................      $ 460          $ 298          $ 236
                                                         ========       ========       ========
        Current liabilities...........................      $ 196          $ 143          $  92
        Noncurrent liabilities........................         11              7              5
        Equity........................................        253            148            139
                                                         --------       --------       --------
        Total liabilities and equity..................      $ 460          $ 298          $ 236
                                                         ========       ========       ========
        Equity of Kmart Corporation...................      $  72
                                                         ========
        Market value of investment in The Sports
          Authority common stock......................      $ 104
                                                         ========

     The results of operations for OfficeMax and The Sports Authority in 1993 and 1992 are fully consolidated in these consolidated financial statements.

     Unremitted earnings of unconsolidated companies included in consolidated retained earnings were $92, $362 and $346 at January 25, 1995, January 26, 1994 and January 27, 1993, respectively.

INCOME TAXES

     Components of income from continuing retail operations and equity in income of unconsolidated companies before income taxes follow:

                                                                   1994    1993      1992
                                                                   ----    -----    ------
        U.S.....................................................   $348    $(550)   $1,360
        Foreign.................................................     26       12        15
                                                                   ----    -----    ------
        Total...................................................   $374    $(538)   $1,375
                                                                   ====    =====    ======

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

     The provision for income taxes consists of:

                                                                        1994     1993      1992
                                                                        ----     -----     ----
Current:
  Federal...........................................................    $  2     $  40     $248
  State and local...................................................      12        (5)      63
  Foreign...........................................................       8        26       15
Deferred:
  Store restructuring and other charges.............................      59      (385)      29
  Excess of tax over book depreciation..............................      51        72       71
  LIFO inventory....................................................      11        82       38
  Property taxes....................................................      13       (16)     (12)
  Pension overfunding...............................................     (22)       (3)     (15)
  Inventory reserve.................................................     (31)       --       --
  Gain on sale of shares in OfficeMax and The Sports Authority......      22        --       --
  Other.............................................................     (11)       (2)      37
                                                                        ----     -----     ----
Total income taxes..................................................    $114     $(191)    $474
                                                                        ====     =====     ====

     A reconciliation of the federal statutory rate to Kmart Corporation's effective tax rate from continuing retail operations and equity in income of unconsolidated companies follows:

                                               1994     1993      1992     1994      1993       1992
                                               ----     -----     ----     ----      -----      ----
Federal statutory rate......................   $131     $(188)    $467     35.0%     (35.0)%    34.0%
State and local taxes, net of federal tax
  benefit...................................      8       (16)      42      2.2       (3.0)      3.1
Tax credits.................................    (11)       (8)      (7)    (3.0)      (1.4)     (0.5)
Equity in net income of affiliated retail
  companies subject to lower tax rates......    (14)       --      (14)    (3.7)        --      (1.1)
Enacted federal tax rate change.............     --        13       --       --        2.4        --
Other.......................................     --         8      (14)      --        1.5      (1.1)
                                               ----     -----     ----     ----      -----      ----
Total income taxes..........................   $114     $(191)    $474     30.5%     (35.5)%    34.4%
                                               ====     =====     ====     ====      =====      ====

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

     Deferred tax assets and liabilities resulted from the following:

                                                                          JANUARY 25,    JANUARY 26,
                                                                             1995           1994
                                                                          -----------    -----------
Deferred tax assets:
  Federal benefit for state and foreign deferred.......................     $    37        $    33
  Discontinued operations..............................................         199            137
  Accruals and other liabilities.......................................         202            214
  Capital leases.......................................................         145            145
  Store restructuring obligations......................................         416            490
  Other................................................................          76             30
                                                                           ---------      --------
       Total deferred tax assets.......................................       1,075          1,049
                                                                           ---------      --------
Deferred tax liabilities:
  Inventory............................................................         301            338
  Property and equipment...............................................         547            472
  Other................................................................          58              5
                                                                           ---------      --------
       Total deferred tax liabilities..................................         906            815
                                                                           ---------      --------
       Net deferred tax assets.........................................     $   169        $   234
                                                                           ========       ========

     Undistributed earnings of subsidiaries totaled $181, $189 and $195 at January 25, 1995, January 26, 1994 and January 27, 1993, respectively.

     Financial Accounting Standard No. 109 "Accounting for Income Taxes" (FAS
109) was issued in February 1992. FAS 109 requires that deferred taxes be calculated using the liability approach rather than the deferred method. In addition, the standard requires adjustment of deferred tax liabilities to reflect enacted changes in the statutory federal income tax rate. Kmart Corporation adopted FAS 109 as the cumulative effect of an accounting change in the first quarter of fiscal 1993 resulting in a one-time credit of $60.

CURRENT NOTES PAYABLE, LINES OF CREDIT AND OTHER

     Notes payable of $638 and $918 were comprised entirely of Kmart Corporation's commercial paper at January 25, 1995 and January 26, 1994, respectively. The weighted average interest rates on short-term borrowings outstanding on January 25, 1995 and January 26, 1994 were 6.1% and 3.4%, respectively.

     Effective October 7, 1994, Kmart Corporation entered into a $2,665, (excluding seasonal lines of credit), revolving credit facility with various banks. The agreements provide for borrowings at an interest rate based on the prime rate, "CD-based rate" or "LIBOR-based rate" at Kmart Corporation's election. As of January 25, 1995, $2,498 was available as backup lines of credit for Kmart's commercial paper. In addition, as of January 25, 1995, Kmart Corporation had $132 in other bank lines of credit, of which $19 was outstanding at January 25, 1995. Additional seasonal bank lines of credit totaling $1,180 were available during the period September 1, 1994 to December 31, 1994. The current revolving credit agreements contain certain restrictive provisions regarding the maintenance of net worth and coverage ratios. At January 25, 1995, $1,271 of consolidated retained earnings were free of such restrictions.

     Kmart Corporation had an interest rate swap agreement outstanding with a commercial bank in 1994 which expired in January 1995. Under this agreement, Kmart Corporation paid interest on a $50 notional principal amount based on a fixed rate. The variable rate was a calculated bond equivalent rate based on the 30-day commercial paper rate. Kmart Corporation's effective interest rate on this agreement during 1994 was 7.9%.

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

     At January 25, 1995, Kmart Corporation had a $200 line of credit and had guaranteed an additional $200 line of credit, the proceeds of which will be used by certain of Kmart Corporation's real estate development joint ventures. The agreement provides for interest on the borrowings calculated on a "LIBOR-based rate". In addition, Kmart Corporation guaranteed a related interest rate swap agreement with a notional principal amount of $50. As of January 25, 1995, there was $277 of borrowings outstanding under these agreements.

     Kmart Corporation has outstanding lease guarantees for certain facilities previously sold including Furrs, OfficeMax and The Sports Authority. Also, Kmart Corporation has entered into certain real estate arrangements whereby Kmart is obligated to purchase completed projects if alternate financing is not available to the developer. Kmart Corporation's aggregate guarantees under these arrangements was $1,207 at January 25, 1995.

     Kmart Corporation and Coles Myer have guaranteed indebtedness related to certain properties in Australia on a joint and several basis. Coles Myer subsequently indemnified Kmart Corporation from any liability incurred pursuant to the Kmart guarantees. As of January 25, 1995, the amount guaranteed was $19.

     Kmart Corporation has guaranteed indebtedness related to certain of its leased properties financed by industrial revenue bonds. At January 25, 1995, the total amount of such guaranteed indebtedness was $238, of which $92 was included in capital lease obligations. The agreements will expire during fiscal years 2004 to 2009. Kmart Corporation's exposure to credit loss, in the event of nonperformance by the other parties to the agreements, was $146 at January 25, 1995. However, no concentration of credit risk exists and Kmart Corporation does not anticipate nonperformance by the other parties.

     There are various claims, lawsuits and pending actions against Kmart Corporation incident to its operations. It is the opinion of management that the ultimate resolution of these matters will not have a material effect on Kmart Corporation's liquidity, financial position or results of operations.

LONG-TERM DEBT

     Kmart Corporation's long-term debt, net of unamortized discount, is comprised of the following:

                                                                          JANUARY 25,    JANUARY 26,
                                                                             1995           1994
                                                                          -----------    -----------
8 3/8% debentures due 2017.............................................     $    --        $   300
12 1/8% notes due 1995.................................................         150            150
8 1/8% notes due 2006..................................................         199            199
8 1/4% notes due 2022..................................................          99             99
12 1/2% debentures due 2005............................................         100            100
8 3/8% debentures due 2022.............................................         100             99
7 3/4% debentures due 2012.............................................         198            198
7.95% debentures due 2023..............................................         299            299
Medium-term notes due 1995 through 2020
  (8.36% weighted average interest rate)...............................         680            745
Mortgages..............................................................         315            330
Other..................................................................         107             98
                                                                           --------       --------
     Total.............................................................       2,247          2,617
Portion due within one year............................................         236            390
                                                                           --------       --------
Long-term debt.........................................................     $ 2,011        $ 2,227
                                                                           ========       ========

     In June 1994, Kmart Corporation called for early redemption of all $300 of its 8 3/8% debentures due January 15, 2017. The resulting redemption premium and associated cost of $18, net of applicable taxes, has been reported as part of the loss on disposal of discontinued operations in 1993. In August 1993, Kmart

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

Corporation called for early redemption of all $200 of its 8 1/8% debentures due January 1, 1997. The debentures were redeemed at 100% of the principal amount plus interest accrued to the date of redemption. In April 1993, Kmart Corporation called for early redemption of all $200 of its 10 1/2% Sinking Fund Debentures due December 1, 2017. The resulting redemption premium of $10, net of applicable income taxes, has been reported as an extraordinary item.

     During fiscal 1994, Kmart Corporation issued a mortgage note payable of $7. The note bears an interest rate of 8.35%. Interest and principal are payable quarterly through the year 2019. The note is secured by various owned properties. In February 1993, Kmart Corporation issued $300 of 7.95% debentures due February 1, 2023. These debentures are not redeemable prior to maturity.

     Based on the quoted market prices for the same, or similar issues, or on the current rates offered to Kmart Corporation for debt of the same remaining maturities, the fair value of long-term debt was $2,114 and $2,923 at January 25, 1995 and January 26, 1994, respectively.

     The following table indicates the principal maturities of long-term debt:

                                                                                                  2000
                                                        1995    1996    1997    1998    1999    AND LATER
                                                        ----    ----    ----    ----    ----    ---------
Long-term debt.......................................   $236    $48     $153    $94     $71      $ 1,645

LEASES

     Description of Leasing Arrangements: Kmart Corporation conducts operations primarily in leased facilities. Kmart store leases are generally for terms of 25 years with multiple five-year renewal options which allow Kmart Corporation the option to extend the life of the lease up to 50 years beyond the initial noncancellable term. Substantially all specialty retail units are leased, generally for terms varying from five to 25 years with varying renewal options.

     Certain leases provide for additional rental payments based on a percent of sales in excess of a specified base. Also, certain leases provide for the payment by the lessee of executory costs (taxes, maintenance and insurance). Some selling space has been sublet to other retailers in certain of Kmart Corporation's leased facilities.

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

     Lease Commitments: Future minimum lease payments with respect to capital and operating leases as of January 25, 1995 follow:

                                                                                 MINIMUM LEASE
                                                                                    PAYMENTS
                                                                              --------------------
                                                                              CAPITAL    OPERATING
                                                                              -------    ---------
Fiscal Year:
  1995.....................................................................   $   402     $   668
  1996.....................................................................       397         639
  1997.....................................................................       387         606
  1998.....................................................................       370         580
  1999.....................................................................       354         552
  Later years..............................................................     3,281       6,645
                                                                              -------     -------
       Total minimum lease payments........................................     5,191       9,690
Less-minimum sublease rental income........................................        --         144
                                                                              -------     -------
Net minimum lease payments.................................................     5,191     $ 9,546
                                                                                          =======
Less:
  Estimated executory costs................................................     1,421
  Amount representing interest.............................................     1,874
                                                                              -------
                                                                                1,896
Portion due within one year................................................       119
                                                                              -------
Long-term lease obligations................................................   $ 1,777
                                                                              =======

     Rental Expense: A summary of operating lease rental expense and short-term rentals follows:

                                                                         1994     1993     1992
                                                                         ----     ----     ----
Minimum rentals.......................................................   $850     $908     $700
Percentage rentals....................................................     39       49       53
Less-sublease rentals.................................................   (120)    (102)     (76)
                                                                         ----     ----     ----
Total.................................................................   $769     $855     $677
                                                                         ====     ====     ====

     Reconciliation of Capital Lease Information: The impact of recording amortization and interest expense versus rent expense on capital leases follows:

                                                                      1994      1993      1992
                                                                      -----     -----     -----
Amortization of capital lease property.............................   $ 119     $ 117     $ 113
Interest expense related to obligations under capital leases.......     196       192       185
                                                                      -----     -----     -----
Amounts charged to earnings........................................     315       309       298
Related minimum lease payments net of executory costs..............    (312)     (306)     (294)
                                                                      -----     -----     -----
Excess of amounts charged over related minimum lease payments......   $   3     $   3     $   4
                                                                      =====     =====     =====

     Related minimum lease payments above exclude executory costs for 1994, 1993 and 1992 in the amounts of $97, $91 and $96, respectively.

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

BUSINESS GROUP INFORMATION

     The dominant portion of Kmart Corporation's business is general-merchandise retailing through the operation of a chain of Kmart discount department stores. Specialty retail operations at January 25, 1995 include Borders Group and Builders Square. The results of operations for PayLess, which was sold to TPH in the first quarter of 1994, and OfficeMax and The Sports Authority, for which IPO's of majority interests were completed in the fourth quarter of 1994, are included as continuing retail operations in the consolidated financial statements, on a fully consolidated basis, for 1993 and 1992. Business group information follows:

                                                           TOTAL                                               INCOME(LOSS)
                                                          REVENUES                                                 FROM
                                              LICENSEE      FROM                    EQUITY IN                   CONTINUING
                                              FEES AND   CONTINUING   OPERATING     INCOME OF        NET     RETAIL OPERATIONS
                                               OTHER       RETAIL      INCOME     UNCONSOLIDATED   INTEREST       BEFORE
                             YEAR    SALES     INCOME    OPERATIONS   (LOSS)(A)     COMPANIES      EXPENSE    INCOME TAXES(B)
                             ----   -------   --------   ----------   ---------   --------------   -------   -----------------
Kmart Group:...............  1994   $29,563     $285      $ 29,848     $   704         $ 80         $(479)        $   305
                             1993    28,038      288        28,326         110           52          (472)           (310)
                             1992    26,470      278        26,748       1,500           54          (411)          1,143
Borders Group:.............  1994     1,511        3         1,514          56           --            --              56
                             1993     1,370        1         1,371        (168)          --            (1)           (169)
                             1992     1,202        1         1,203          46           --            (1)             45
Builders Square:...........  1994     2,951       --         2,951          28           --           (15)             13
                             1993     2,719       --         2,719        (166)          --            (9)           (175)
                             1992     2,419       --         2,419          80           --            (4)             76
Divested Specialty Retail Businesses:
PayLess:...................  1994        --       --            --          --           --            --              --
                             1993     2,538        5         2,543          88           --           (13)             75
                             1992     2,335       12         2,347         112           --           (12)            100
OfficeMax:.................  1994        --       --            --          --           --            --              --
                             1993     1,422       --         1,422          20           --            --              20
                             1992       528       --           528           1           --            --               1
The Sports Authority:......  1994        --       --            --          --           --            --              --
                             1993       607        2           609          21           --            --              21
                             1992       412        1           413          10           --            --              10
Total Kmart Corporation:...  1994   $34,025     $288      $ 34,313     $   788         $ 80         $(494)        $   374
                             1993    36,694      296        36,990         (95)          52          (495)           (538)
                             1992    33,366      292        33,658       1,749           54          (428)          1,375

- -------------------------
(a) Operating income for 1994 includes gains on OfficeMax and The Sports Authority IPO's of $168. Operating income (loss) for 1993 includes store restructuring and other charges of $904, $218, $226 and $1,348 for the Kmart Group, Borders Group, Builders Square and Kmart Corporation, respectively. Operating income also includes corporate expense of $40, $41 and $58, for 1994, 1993 and 1992, respectively.

(b) Including equity in income of unconsolidated companies.

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                                INVESTMENTS
                                                    IN                                                       CAPITAL
                                                AFFILIATED                                DEPRECIATION    EXPENDITURES-
                               IDENTIFIABLE       RETAIL       DISCONTINUED     TOTAL         AND           OWNED AND
                       YEAR       ASSETS         COMPANIES      OPERATIONS     ASSETS     AMORTIZATION       LEASED
                       ----    ------------     -----------    ------------    -------    ------------    -------------
Kmart Group:........   1994      $ 14,134          $ 368           $ 76        $14,578        $641           $ 1,182
                       1993        11,960            606            (98)        12,468         591               936
                       1992        14,144            597             68         14,809         517             1,375
Borders Group:......   1994         1,240             --             --          1,240          44               122
                       1993         1,002             --             --          1,002          41                71
                       1992           913             --             --            913          36                34
Builders Square:....   1994         1,211             --             --          1,211          39               132
                       1993         1,130             --             --          1,130          35               112
                       1992           877             --             --            877          30                87
Eliminations:.......   1994            --             --             --             --          --                --
                       1993           (54)(a)         --             --            (54)         --                --
                       1992            --             --             --             --          --                --
Divested Specialty Retail Businesses:
PayLess:............   1994            --             --             --             --          --                --
                       1993         1,651             --             --          1,651          51                --
                       1992         1,648             --             --          1,648          47                77
OfficeMax:..........   1994            --             --             --             --          --                --
                       1993         1,010             --             --          1,010          26                57
                       1992           448             --             --            448          10                21
The Sports
  Authority:........   1994            --             --             --             --          --                --
                       1993           297             --             --            297          10                23
                       1992           236             --             --            236           7                26
Total Kmart
  Corporation:......   1994      $ 16,585          $ 368           $ 76        $17,029        $724           $ 1,436(b)
                       1993        16,996            606            (98)        17,504         754             1,199
                       1992        18,266            597             68         18,931         647             1,620

- -------------------------
(a) Represents reclassification of deferred tax balances for individual financial statements.

(b) Leased asset additions for Kmart Corporation were $189, $177 and $185 for 1994, 1993 and 1992, respectively.

PENSION PLANS

     Kmart Corporation and certain domestic subsidiaries have non-contributory pension plans covering most employees who meet certain requirements of age, length of service and hours worked per year. Benefits paid to retirees are based upon age at retirement, years of credited service and earnings. Kmart Canada Limited employees are covered by a defined contribution plan. Kmart Corporation's policy is to fund at least the minimum amounts required by the Employee Retirement Income Security Act of 1974. The plans' assets consist primarily of equity securities, fixed income securities, guaranteed insurance contracts and real estate. Kmart Corporation contributed $64 to its principal pension plan during fiscal 1994, but was not required to contribute to its principal pension plan in fiscal 1993 or fiscal 1992. Total pension expense was $84 in 1994, $68 in 1993 and $65 in 1992.

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

     For Kmart Corporation's principal pension plans, the following tables summarize the funded status, components of pension cost and actuarial assumptions:

                                                     JANUARY 25, 1995                 JANUARY 26, 1994
                                               -----------------------------    -----------------------------
                                                EMPLOYEES'                       EMPLOYEES'
                                                RETIREMENT     NON-QUALIFIED     RETIREMENT     NON-QUALIFIED
                                               PENSION PLAN        PLANS        PENSION PLAN        PLANS
                                               ------------    -------------    ------------    -------------
Actuarial value of benefit obligations:
  Estimated present value of vested
     benefits...............................     $ (1,379)         $ (29)         $ (1,438)         $ (32)
  Estimated present value of non-vested
     benefits...............................         (140)            (1)             (156)            (3)
                                                ---------      ---------         ---------      ---------
  Accumulated benefit obligation............       (1,519)           (30)           (1,594)           (35)
  Value of future pay increases.............         (189)            (4)             (247)            (4)
                                                ---------      ---------         ---------      ---------
  Projected benefit obligation..............       (1,708)           (34)           (1,841)           (39)
Estimated market value of plan assets.......        1,462             --             1,490             --
                                                ---------      ---------         ---------      ---------
Plan assets under projected benefit
  obligation................................         (246)           (34)             (351)           (39)
Unrecognized net asset......................          (97)             3              (106)             3
Unrecognized prior service cost.............           38              4                46              4
Unrecognized net loss and other.............          112              7               227             14
Adjustment required to recognize minimum
  liability.................................           --            (10)               --            (17)
                                                ---------      ---------         ---------      ---------
Accrued pension costs.......................     $   (193)         $ (30)         $   (184)         $ (35)
                                                =========      ==========        =========      ==========

                                                                      1994      1993      1992
                                                                      -----     -----     -----
Components of pension expense:
  Normal service cost..............................................   $  77     $  65     $  56
  Interest cost on projected benefit obligation....................     140       132       119
  Return on plan assets............................................      30      (159)     (117)
  Net amortization and deferral of other components................    (167)       27        (8)
                                                                      -----     -----     -----
Total..............................................................   $  80     $  65     $  50
                                                                      =====     =====     =====
Actuarial assumptions at end of year:
  Discount rates...................................................    8.25%     7.25%     8.50%
  Expected return on plan assets...................................    9.50%     9.50%     9.50%
  Salary increases.................................................    4.50%     4.50%     5.00%

     Under the provisions of Financial Accounting Standard No. 87 (FAS 87), "Employers' Accounting for Pensions," Kmart Corporation is required to record an unfunded pension liability when accumulated benefit obligation exceeds plan assets. This liability is partially offset by an intangible pension asset, with the intangible asset being limited to the amount of unrecognized prior service cost, including unamortized transition obligation. At January 25, 1995, the unfunded pension liability exceeded the intangible pension asset by $3. FAS 87 requires this excess to be recorded as a reduction in shareholders' equity.

OTHER POSTRETIREMENT AND POSTEMPLOYMENT BENEFIT PLANS

     Kmart Corporation adopted Financial Accounting Standard No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" (FAS 106) at the beginning of fiscal 1993. This statement requires Kmart Corporation to accrue for future postretirement medical benefits. In prior years, these claims were expensed when paid. Net of applicable tax, a charge of $79, or $.18 per share, was included in net income as the effect of an accounting change in 1993.

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

     In addition to Kmart Corporation's defined benefit pension plan, Kmart Corporation sponsors a defined benefit health care plan that offers postretirement medical benefits to full-time employees who have worked 10 years and who have retired after age 55, with the option of participation in Kmart Corporation's medical plan, until age 65. The plan is contributory, with retiree contributions adjusted annually. The accounting for the plan anticipates future cost-sharing changes to the written plan that are consistent with Kmart Corporation's expressed intent to increase the retiree contribution rate annually for the expected general inflation rate for that year. In 1993, Kmart Corporation amended its plan to limit retiree benefits to 150% of average per capita benefits.

     The following table sets forth the plans' funded status reconciled with amounts shown in the balance sheets.

                                                                          JANUARY 25,    JANUARY 26,
                                                                             1995           1994
                                                                          -----------    -----------
Accumulated postretirement benefit obligation:
  Retirees.............................................................      $  12          $   7
  Fully eligible active plan participants..............................         21             24
  Other active plan participants.......................................         32             43
                                                                          --------       --------
                                                                                65             74
Plan assets at fair value..............................................         --             --
                                                                          --------       --------
Accumulated postretirement benefit obligation in excess of plan
  assets...............................................................         65             74
Unrecognized prior service cost........................................         35             41
Unrecognized net (gain) loss...........................................          7             (6)
                                                                          --------       --------
Accrued postretirement benefit cost....................................      $ 107          $ 109
                                                                          ========       ========

                                                                             1994           1993
                                                                          -----------    -----------
Net periodic postretirement benefit cost includes the following components:
Service cost...........................................................      $   3          $   3
Interest cost..........................................................          5              7
Actual return on plan assets...........................................         --             --
Net amortization and deferral..........................................         (6)            (4)
                                                                          --------       --------
Net periodic postretirement benefit cost...............................      $   2          $   6
                                                                          ========       ========

     The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is 10.3% and 11.3% in 1995 and 1994, respectively. This rate is assumed to decrease gradually to 6.3% by 2002 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligations as of January 25, 1995, by 0.6%, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for fiscal 1994 by 0.5%.

     The weighted-average discount rate used in determining the accumulated postretirement benefit obligation at January 25, 1995 and January 26, 1994 was 8.25% and 7.25%, respectively.

     In addition, Financial Accounting Standard No. 112 "Employers' Accounting for Postemployment Benefits" (FAS 112) was issued in November 1992. FAS 112 is an extension of the concepts underlying FAS 106 for similar benefits provided to terminated or laid-off employees such as salary extension, severance, disability and supplemental unemployment benefits. The effect of this statement is not significant.

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

SHAREHOLDERS' EQUITY

     In October 1992, Kmart Corporation issued 784,938 shares of Series B convertible preferred stock in exchange for all the outstanding stock of Borders, Inc. As of July 8, 1994, all outstanding shares of Series B convertible preferred stock were exchanged for 784,938 shares of Series C convertible preferred stock. The Series C convertible preferred stock has substantially the same terms as the Series B convertible preferred stock, i.e., each share of Series C convertible preferred stock is convertible by the holders at any time into 6.49 shares of common stock, subject to adjustment in certain events, and is redeemable for Kmart common stock by Kmart Corporation after November 1, 1999 at a redemption rate based on the then-current market price of the common stock. In addition, the holders have the right to compel the Company to call for redemption into Kmart common stock, at a redemption rate based on the then-current market price of the common stock, up to 25% of outstanding Series C convertible preferred shares between the date of issuance and December 15, 1995, up to 50% of outstanding Series C shares between December 16, 1995 and November 1, 1997 and up to all outstanding Series C shares after November 1, 1997. Common shares totaling 7,000,000 have been reserved for the conversion or redemption of the Series C convertible preferred shares. The holders of Series C convertible preferred stock have the right to vote upon the election of directors and each matter coming before the meeting of the shareholders on the basis of one vote per share held. The holders of Series C convertible preferred stock and the holders of common stock vote together as one class except as otherwise required by the Articles of Incorporation. The Series C convertible preferred stock ranks senior to the common stock upon liquidation with respect to the amounts to which such preferred shareholders are entitled.

     In August 1991, Kmart Corporation sold 23,000,000 $3.41 Depositary Shares, each representing one quarter of a share of Series A conversion preferred stock, for $44 per Depositary Share. On September 15, 1994, each of the outstanding Depositary Shares automatically converted into two shares of Kmart common stock. The conversion rate had been adjusted to reflect the common stock split distributed June 5, 1992. A total of 46,000,000 shares of common stock were issued or issuable in the conversion of the Series A conversion preferred stock.

     Common and treasury shares outstanding and related changes for the three years ended January 25, 1995, January 26, 1994 and January 27, 1993 are as follows:

                                                            1994           1993           1992
                                                         -----------    -----------    -----------
Common Shares -- Including Treasury Shares
  Beginning of the year...............................   416,546,780    415,640,206    413,072,028
  Sold under stock option plans.......................       237,230        791,425      2,544,655
  Issued under performance restricted stock plan......        95,162        192,526        101,820
  Issued under directors stock plan...................         2,518          1,950          1,481
  Common issued from conversion of Series A conversion
     preferred........................................    46,000,000             --             --
  Common issued from redemption of Series C
     convertible preferred............................     1,874,799             --             --
  Forfeited or withheld under performance restricted
     stock plan.......................................      (178,255)       (28,955)       (35,233)
  Retirement of shares, at cost.......................       (28,673)       (50,372)       (44,545)
                                                         -----------    -----------    -----------
  End of the year.....................................   464,549,561    416,546,780    415,640,206
                                                         ===========    ===========    ===========
Treasury Shares
  Beginning of the year...............................     7,468,564      8,756,822      9,537,456
  Reissue of shares for the employee savings plan.....    (1,586,077)    (1,288,258)      (780,634)
                                                          ----------     ----------     ----------
  End of the year.....................................     5,882,487      7,468,564      8,756,822
                                                          ==========     ==========     ==========

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

     Ten million shares of no par value preferred stock with voting and cumulative dividend rights are authorized; 658,315 are issued as Series C convertible preferred stock and 9,341,685 are unissued. Of the unissued, 500,000 have been designated Series A junior participating preferred stock. Each share of outstanding common stock includes a right which entitles the holder to one-thousandth of a share of Series A junior participating preferred stock at an exercise price of $110, or to purchase, at the right's then-current exercise price, common shares having a value twice the right's exercise price. The rights are exercisable only if a person or group acquires, or attempts to acquire, ownership of 20% or more of Kmart Corporation's common stock, or, if the person or group acquires 10% of Kmart Corporation's common stock and the Board of Directors of Kmart Corporation determines that such ownership is adverse to the long-term interests of Kmart Corporation and its shareholders. The rights will be redeemed no later than 30 days after the May 1995 Annual Meeting of Stockholders of Kmart Corporation pursuant to the Shareholder Rights Plan, as amended.

EMPLOYEE SAVINGS PLAN

     The Employee Savings Plan provides that employees of Kmart Corporation and certain subsidiaries who have attained age 21 and completed one "Year of Service" can invest from 2% to 16% of their earnings in the employee's choice of a growth equity fund, a balanced equity fund, a managed income fund or a Kmart common stock fund. For each dollar the employee invests up to 6% of his or her earnings, Kmart Corporation will contribute an additional 50 cents which is invested in the Employee Stock Ownership Plan (ESOP).

     As of June 17, 1986, 11,035,500 shares of Kmart common stock were made available for issuance or sale to the Trustee, consisting of 5,035,500 treasury shares and 6,000,000 authorized but unissued shares and, as of January 18, 1994, 7,467,600 treasury shares of Kmart common stock were made available for issuance or sale to the Trustee. As of January 25, 1995, 11,882,487 common shares remained available. Kmart Corporation's expense related to the Employee Savings Plan was $48 for 1994 and 1993, and $47 for 1992.

PERFORMANCE RESTRICTED STOCK PLAN

     Under the Performance Restricted Stock Plan, the Compensation and Incentives Committee of the Board of Directors may grant awards for up to 4,000,000 shares of common stock to officers and other key employees of Kmart Corporation and its subsidiaries through March 21, 1998. With respect to outstanding awards: the shares are issued only if specified performance goals are achieved; the shares are issued as restricted stock and are held in the custody of Kmart Corporation for a period up to three years; and if conditions or terms under which an award is granted are not satisfied, the shares are forfeited. The Compensation and Incentives Committee decided in 1994 to make no additional grants under the Performance Restricted Stock Plan, and no new grants were made in 1994. At January 25, 1995, outstanding awards and shares available for grant totaled 67,142 and 3,418,553, respectively. Kmart Corporation recorded $1, $3 and $4 of compensation expense related to the Performance Restricted Stock Plan in 1994, 1993 and 1992, respectively.

STOCK OPTION PLANS

     Under the 1992 Stock Option Plan, the Compensation and Incentives Committee may grant options to acquire shares of common stock to officers and other key employees of Kmart Corporation and its subsidiaries at no less than 100% of the fair market value of the common stock on the date of grant. Such options may be either incentive options (ISOs) with a maximum term of ten years pursuant to
Section 422 of the Internal Revenue Code or non-qualified stock options with a maximum term of 10 years and two days (NQSOs). Options become exercisable three years after the date of grant for the 1992 Stock Option Plan and two years after the date of grant for the 1973 and 1981 Stock Option Plans. The ability to grant options under the 1973 and 1981 Plans expired in August 1991 according to the terms of those Plans.

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

     Shares of common stock authorized for issuance under the 1992, 1981 and 1973 Stock Option Plans were 20,000,000, 24,000,000 and 21,000,000, respectively. Payment upon exercise of an option may be made in cash, already owned shares or a combination of both according to the terms of those Plans.

     Pertinent information covering the Plans follows:

                                                         1994                          1993
                                              --------------------------    --------------------------
                                                NUMBER      OPTION PRICE      NUMBER      OPTION PRICE
                                              OF SHARES      PER SHARE      OF SHARES      PER SHARE
                                              ----------    ------------    ----------    ------------
Outstanding at beginning of year...........   22,095,167    $9.90-$26.03    19,489,867    $9.90-$26.03
Granted....................................    3,325,500           18.88     3,700,600           24.06
Exercised..................................     (237,230)     9.90-20.66      (791,425)     9.90-21.94
Cancelled..................................   (1,973,400)     9.90-26.03      (303,875)     9.90-26.03
                                              ----------                    ----------
Outstanding at end of year.................   23,210,037    $9.90-$26.03    22,095,167    $9.90-$26.03
                                              ==========                    ==========
Exercisable at end of year.................   15,357,537    $9.90-$23.03    16,238,867    $9.90-$23.41
                                              ==========                    ==========
Available for grant at end of year.........   12,072,800                    14,143,700
                                              ==========                    ==========

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     Each of the quarters includes 13 weeks.

                                                                             QUARTER
                                                              -------------------------------------
                           1994                               FIRST     SECOND    THIRD     FOURTH
- -----------------------------------------------------------   ------    ------    ------    -------
Gross revenue from continuing retail operations............   $7,276    $8,340    $8,170    $10,527
Cost of merchandise sold...................................   $5,384    $6,210    $6,134    $ 8,264
Net income from continuing retail operations...............   $   16    $   86    $   29    $   129
Discontinued operations, net of income taxes...............        2         8        10         --
Gain on disposal of discontinued operations, net of income
  taxes....................................................       --        --        --         16
                                                              ------    ------    ------    -------
Net income.................................................   $   18    $   94    $   39    $   145
                                                              ======    ======    ======    =======
Earnings per common and common equivalent share:
  Net income from continuing retail operations.............   $  .03    $  .18    $  .06    $   .27
  Discontinued operations, net of income taxes.............      .01       .02       .02         --
  Gain on disposal of discontinued operations, net of
     income taxes..........................................       --        --        --        .04
                                                              ------    ------    ------    -------
  Net income...............................................   $  .04    $  .20    $  .08    $   .31
                                                              ======    ======    ======    =======

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                             QUARTER
                                                              -------------------------------------
                           1993                               FIRST     SECOND    THIRD     FOURTH
- -----------------------------------------------------------   ------    ------    ------    -------
Gross revenue from continuing retail operations............   $8,011    $9,124    $8,752    $11,103
Cost of merchandise sold...................................   $5,912    $6,760    $6,415    $ 8,433
Net income (loss) from continuing retail operations before
  extraordinary item and the effect of accounting
  changes..................................................   $   64    $  125    $  107    $  (643)
Discontinued operations including the effect of accounting
  changes, net of income taxes.............................      (14)      (23)      (13)       (27)
Loss on disposal of discontinued operations, net of income
  taxes....................................................       --        --        --       (521)
Extraordinary item, net of income taxes....................      (10)       --        --         --
Effect of accounting changes, net of income taxes..........      (17)       --        --         (2)
                                                              ------    ------    ------    -------
Net income (loss)..........................................   $   23    $  102    $   94    $(1,193)
                                                              ======    ======    ======    =======
Earnings per common and common equivalent share:
  Net income (loss) from continuing retail operations
     before extraordinary item and the effect of accounting
     changes...............................................   $  .14    $  .27    $  .23    $ (1.41)
  Discontinued operations including the effect of
     accounting changes, net of income taxes...............     (.03)     (.05)     (.03)      (.06)
  Loss on disposal of discontinued operations, net of
     income taxes..........................................       --        --        --      (1.14)
  Extraordinary item, net of income taxes..................     (.02)       --        --         --
  Effect of accounting changes, net of income taxes........     (.04)       --        --         --
                                                              ------    ------    ------    -------
  Net income (loss)........................................   $  .05    $  .22    $  .20    $ (2.61)
                                                              ======    ======    ======    =======

     The fourth quarters of 1994 and 1993 include LIFO credits of $57 and $64, respectively. Also, the fourth quarter of 1994 includes provisions for inventory markdowns and shrinkage aggregating $188 and charges totaling $61 for closings of regional offices and the Kmart Fashions division headquarters, the cancellation of certain real estate projects and the sale of corporate aircraft.

     Previously published quarterly financial data have been restated for discontinued operations.

     Quarterly Stock Market Information and Dividend Highlights:

                                                                                 QUARTER
                                                                    ----------------------------------
                              1994                                  FIRST    SECOND    THIRD    FOURTH
- -----------------------------------------------------------------   -----    ------    -----    ------
Dividends paid per common share..................................    $.24     $.24      $.24     $.24
Common stock price range*
  High...........................................................   21 1/2   18 5/8    18 5/8   17 3/4
  Low............................................................   17 7/8   15        15 3/4   12 3/4

                                                                                 QUARTER
                                                                    ----------------------------------
                              1993                                  FIRST    SECOND    THIRD    FOURTH
- -----------------------------------------------------------------   -----    ------    -----    ------
Dividends paid per common share..................................    $.23     $.24      $.24     $.24
Common stock price range*
  High...........................................................    25       23 5/8     24 1/4   24 7/8
  Low............................................................    22 3/8   19 7/8     20       21

- -------------------------
* Calendar quarters.

     As of January 25, 1995, there were 94,115 Kmart Corporation shareholders of record. Kmart Corporation common stock is listed on the New York, Pacific and Chicago stock exchanges (trading symbol KM).