Form 10-K, Exhibit 13
period 1997-01-29
KMART CORP
filed 1997-04-14
CIK 56824

                                                                     EXHIBIT 13


CONSOLIDATED SELECTED FINANCIAL DATA

Dollars in millions, except per share data                   1996           1995        1994           1993          1992
------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Sales                                                       $31,437       $31,713       $29,563       $28,039      $ 26,470
Cost of sales, buying and occupancy                          24,390        24,675        22,331        20,732        19,087
Selling, general and administrative expenses                  6,274         6,876         6,651         6,241         5,830
Interest expense, net                                           453           434           479           467           411
Continuing income (loss) before income taxes                    330          (313)          102          (306)        1,142
Net income (loss) from continuing operations                    231          (230)           96          (179)          745
Net income (loss)                                              (220)         (571)          296          (974)          941

PER SHARE OF COMMON
Continuing income (loss)                                    $  0.48       $ (0.51)      $  0.19       $ (0.41)     $   1.63
Dividends declared                                               --          0.36          0.96          0.96          0.92
Book value                                                    10.51         10.99         13.15         13.39         16.64

FINANCIAL DATA
Working capital                                             $ 4,131       $ 5,558       $ 3,562       $ 3,793      $  5,014
Total assets                                                 14,286        15,033        16,085        15,875        16,769
Long-term debt                                                2,121         3,922         1,989         2,209         2,995
Long-term capital lease obligations                           1,478         1,586         1,666         1,609         1,612
Trust convertible preferred securities                          980            --            --            --            --
Capital expenditures                                            343           540         1,021           793         1,187
Depreciation and amortization                                   654           685           639           650           566
Ending market capitalization - common stock                   5,418         2,858         6,345         9,333        10,837
Inventory turnover                                              3.5           3.4           3.2           2.9           2.7
Current ratio                                                   2.1           2.9           1.7           1.9           1.7
Long-term debt to capitalization                               37.2%         51.1%         37.7%         38.5%         37.9%
Ratio of income from continuing operations to fixed charges     1.4            --           1.1            --           2.8

Primary weighted average shares outstanding (millions)          486           460           457           457           456

NUMBER OF STORES
United States                                                 2,134         2,161         2,316         2,323         2,281
Canada                                                          123           127           128           127           127
Other                                                             4            22            37            36            27
                                                             ------        ------        ------        ------       -------

Total Stores                                                  2,261         2,310         2,481         2,486         2,435


U.S. Kmart store sales per comparable selling square foot   $   201       $   195       $   181       $   182      $    181
U.S. Kmart selling square footage (millions)                    156           160           166           160           152
------------------------------------------------------------------------------------------------------------------------------


The above selected financial data has been restated to exclude discontinued operations of Builders Square, Inc. ("Builders Square"), Borders Group, Inc. ("Borders Group"), OfficeMax, Inc. ("OfficeMax"), The Sports Authority, Inc. ("The Sports Authority"), PACE Membership Warehouse, Inc. ("PACE"), Thrifty PayLess Holdings, Inc. ("TPH"), PayLess Drug Stores Northwest, Inc. ("PayLess") and Coles Myer, Ltd. ("Coles Myer").

Kmart Corporation and subsidiaries ("the Company" or "Kmart") fiscal year ends on the last Wednesday in January. Fiscal 1995 consisted of 53 weeks and ended on January 31, 1996.

The net loss from continuing operations in 1993 included a pretax provision of $904 million ($579 million net of tax) for store restructuring and other charges.

Fixed charges represent total interest charges, a portion of operating rentals representative of the interest factor, amortization of debt discount and expense and preferred dividends of majority owned subsidiaries. The deficiency of income from continuing retail operations versus fixed charges was $305 and $315 million for 1995 and 1993, respectively.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
Statements, other than those based on historical facts, which address activities, events or developments that the Company expects or anticipates may occur in the future are forward-looking statements which are based upon a number of assumptions concerning future conditions that may ultimately prove to be inaccurate. Actual events and results may materially differ from anticipated results described in such statements. The Company's ability to achieve such results is subject to certain risks and uncertainties, including, but not limited to, economic and weather conditions which affect buying patterns of the Company's customers, changes in consumer spending and the Company's ability to anticipate buying patterns and implement appropriate inventory strategies, continued availability of capital and financing, competitive factors and other factors affecting the Company's business beyond the Company's control. Consequently, all of the forward-looking statements are qualified by these cautionary statements and there can be no assurance that the results or developments anticipated by the Company will be realized or that they will have the expected effects on the Company or its business or operations.


                   Kmart Corporation 1996 Annual Report 17

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


Results of Operations

($ Millions)                          1996                  1995                    1994

SALES
 United States                       $30,378            $30,429                   $28,386
 International                         1,059              1,284                     1,177
                                     -------            -------                   -------
  Total                              $31,437            $31,713                   $29,563
                                     =======            =======                   =======

OPERATING INCOME (LOSS)
 United States                       $   780            $   179                   $   558
 International                            (7)               (17)                       23
                                     -------            -------                   -------
  Total                              $   773            $   162                   $   581
                                     =======            =======                   =======
COMPARABLE SALES %
  United States                          2.6%               5.6%                      1.4%
  International                         (2.8%)              3.0%                      4.2%
  Total                                  2.5%               5.5%                      1.5%

Operating income (loss) excludes other gains and losses in 1996 and 1995, respectively.

Fiscal 1996 Compared to Fiscal 1995
        Sales decreased 0.9% during 1996 primarily due to one less week in fiscal 1996 compared to 1995, the sale of certain international operations and the closing of 48 U.S. Kmart stores during the year, partially offset by the opening of 21 new U.S. Kmart stores. Comparable sales per square foot in U.S.Kmart stores reached $201, exceeding $200 for the first time in the Company's history. Comparable store sales increased 2.5% as a result of continued promotional activity, a larger average transaction size, improved in-stock percentages and the conversion of 152 stores to the Company's new high frequency format.
        Gross margin, as a percentage of sales, was 22.4% and 22.2% in 1996 and 1995, respectively. The percentage increase reflected significantly lower levels of markdowns related to clearance of discontinued merchandise and closure of stores. Additionally, lower levels of buying and occupancy costs together with an improved sales mix towards higher margin departments contributed to the increase. This increase was partially offset by the effect of the sale of the auto service business to Penske Auto Centers, Inc. in late 1995.
        Selling, general and administrative expenses ("SG&A"), which include advertising, as a percentage of sales were 19.9% and 21.7% in 1996 and 1995, respectively. In 1996, SG&A as a percentage of sales was below 20% for the first time in the past 25 years. The 1.8 percentage point reduction compared to 1995, or $602 million, was a direct result of the Company's continuing focus on its core business units and expense controls. Expense reductions were achieved in the following major areas ($ millions): closed stores and sale of auto centers - $325, reductions in comparable store expenses and overhead - $281, one less week compared to 1995 - $75 and the sale of certain international operations - $62. These reductions were partially offset by $141 million in expenses related to new stores.
        Operating income increased $611 million in 1996 compared to 1995, excluding other gains and losses. Other gains and losses in 1996 included a $108 million gain on the sale of Rite Aid stock and a charge of $98 million related to the valuation of international operations. In 1995, other gains and losses included a charge of $162 million related to the adoption of Financial Accounting Standard No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("FAS 121") and a pension curtailment gain of $121 million.
        Net interest expense was $453 and $434 million in 1996 and 1995, respectively. The increase was a result of restrictions on the repayment of certain indebtedness in the first half of 1996, prior to the Company's refinancing of its bank lines and issuance of trust convertible preferred securities in June 1996. Additionally, the Company's inability to borrow in commercial paper markets beginning in the fall of 1995, as a result of its lower corporate debt ratings, contributed to higher interest rates. This higher level of interest was partially offset by higher levels of investment income from accumulated cash balances prior to the refinancing and a significant improvement in cash flow from operations.
        Effective income tax rates were 20.5% and 26.6% in 1996 and 1995, respectively. The 1996 rate was favorably impacted by recognition of tax benefits related to foreign losses and basis differences. The 1995 rate reflected the recognition of refundable taxes, at statutory rates, plus tax credits partially offset by valuation allowances against certain deferred tax assets. See Note 13 of Notes to Consolidated Financial Statements.
        Discontinued operations, net of taxes, represented losses of $451 and $290 million in 1996 and 1995, respectively. The 1996 loss was comprised of an estimated loss of $385 million related to the Company's decision to sell its Builders Square subsidiary, $5 million of current year net losses of Builders Square and a loss of $61 million related to the sale of a portion of its investment in TPH in the first quarter together with a revaluation of its remaining holdings at that time. The 1995 loss included a $260 million loss from Builders Square, including $240 million for the adoption of FAS 121, and a $30 million loss related to the disposal of Borders Group and remaining equity interests in OfficeMax and The Sports Authority. See Note 3 of Notes to Consolidated Financial Statements.

Fiscal 1995 Compared to Fiscal 1994
     Sales increased 7.3% during 1995 driven by comparable store sales growth of 5.5% and the opening of 59 new U.S.Kmart stores during the year, partially offset by the closing of 214 U.S.Kmart stores, primarily during the first and third quarters. Comparable store sales increases were attributed to continued maturation of domestic and international stores opened during and prior to 1994, increased levels of promotional activity and related customer traffic, improved in-stock positions and a larger average transaction size.


                    Kmart Corporation 1996 Annual Report 18

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONT.)


     Gross margin, as a percentage of sales, was 22.2% and 24.5% in 1995 and 1994, respectively. Gross margin in 1995 was significantly affected by the aggressive clearance of discontinued inventory at stores closed during the year. The decrease also reflected a mix of both apparel and hardline merchandise more heavily weighted toward promotional items and lower margin merchandise.
     Selling, general and administrative expenses, which include advertising, as a percentage of sales, were 21.7% and 22.5% in 1995 and 1994, respectively. This decrease relative to sales was reflective of continued cost cutting efforts, leveraging of fixed costs over a higher sales base and a number of one-time charges taken in the fourth quarter of 1994.
     Operating income decreased $419 million, excluding the effect of other gains and losses in 1995. Other gains and losses included a charge of $162 million related to the adoption of FAS 121 and a pension curtailment gain of $121 million. The decrease was primarily a result of the decrease in gross margin discussed above.
     Net interest expense for 1995 was $434 million, down from $479 million in 1994. The net decrease in interest expense was due primarily to the scheduled retirement of $150 million of 12-1/8% notes and lower average short-term borrowings due to the application of proceeds from the disposal of discontinued operations. This decrease was partially offset by higher average interest rates on short-term borrowings as a result of market conditions and lower credit ratings.
     Effective income tax rates were 26.6% and 5.7% in 1995 and 1994, respectively. Effective tax rates in each year were favorably impacted by tax credits and equity income relative to income levels. Due primarily to losses in 1993 and 1995, Kmart recognized net tax benefits comprised of significant refundable taxes and future tax benefits. See Note 13 of Notes to Consolidated Financial Statements.
     Discontinued operations, net of taxes, represented a loss of $290 million and income of $200 million in 1995 and 1994, respectively. The 1995 loss included a $260 million loss from Builders Square, including $240 million for the adoption of FAS 121, and a $30 million loss related to the disposal of Borders Group and remaining equity interests in OfficeMax and The Sports Authority. The 1994 amount included income of $83 million from discontinued operations, including Builders Square, Borders Group, OfficeMax, The Sports Authority and Coles Myer and a net gain from disposal of discontinued operations of $117 million. The gain on disposal included a $101 million gain from the Initial Public Offerings ("IPO's") of OfficeMax and The Sports Authority and a $48 million gain from the sale of the Company's investment in Coles Myer, partially offset by a charge of $32 million for sublease exposure related to lease guarantees on properties sublet to Furr's/Bishop's, Inc. See
Note 3 of Notes to Consolidated Financial Statements for additional information.

Analysis of Financial Condition

     For the past five quarters, Kmart's primary sources of working capital have been cash flow from operations and borrowings under its current or former bank credit facilities. Prior to the fall of 1995, the Company also used the commercial paper market as a source of working capital. The Company had working capital of $4,131 and $5,558 million at year end 1996 and 1995, respectively. Working capital fluctuates in relation to profitability, seasonal inventory levels net of trade accounts payable and the level of store openings and closings.
     In June 1996, the Company restructured its credit facilities to enhance its liquidity and financial flexibility. This restructuring consisted of a secured three year $2.5 billion revolving credit facility ("Revolver") and a secured three year $1.2 billion term loan facility ("Term Loan"), (collectively, the "Credit Agreement"). Additionally, in June 1996, the Company issued $1 billion of 7-3/4% Trust Convertible Preferred Securities ("TCPS") through a wholly owned subsidiary. The net proceeds from these transactions were used to retire existing indebtedness, including certain obligations related to real estate. The Company had no borrowings outstanding on its Revolver as of year end 1996 and the Term Loan had been paid down to $600 million.
     The Credit Agreement contains several affirmative and negative covenants, regarding among other items, the granting of liens, loans and guarantees; mergers and sales of certain assets; dividends and other payments in respect of capital stock; and the maintenance of certain leverage and coverage ratios and limitations on indebtedness and capital expenditures. The Company was in compliance with all covenants as of year end 1996.
     In March 1997, the Company issued, through a subsidiary, $335 million in Commercial Mortgage Pass Through Certificates ("CMBS"). The CMBS weighted average floating interest rate was LIBOR plus 47 basis points. This rate represents nearly a 200 basis point reduction compared to rates for Term Loan borrowings. Net proceeds were used to repay a portion of the Term Loan. The Company anticipates repaying the entire Term Loan by the end of the first half of 1997.
     In 1996, the Company achieved a significant improvement in liquidity and operating cash flow performance. At the Company's peak borrowing level in 1996, over $1.2 billion remained available for borrowings under its Revolver. In addition, cash flow from continuing operations improved by $835 million. Management believes that its current financing arrangements will be sufficient to meet the Company's liquidity needs for operations and capital demands for 1997.
     Net cash provided from continuing operations was $738 million in 1996 as compared to net cash used of $97 million in 1995. This improvement was primarily the result of net income levels and a $253 million improvement in the management of inventories net of trade accounts payable. Depreciation and amortization, which

                    Kmart Corporation 1996 Annual Report 19

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONT.)


included $32 million in amortization expense related to the Credit Agreement, were lower than prior year levels as a result of asset impairment charges taken in 1995 and overall lower levels of capital spending in 1995 and 1996. The overall improvement in the Company's balance sheet position resulted in the remaining increases.
     Net cash used for investing was $471 million in 1996 as compared to net cash provided of $400 million in 1995. Cash used for investing in 1996 was the result of an increase in property held for sale of $632 million as a result of refinancing certain real estate debt and current year capital additions of $343 million. These items were partially offset by the receipt of proceeds from the sale of the Company's investment in Rite Aid common stock, the sale of its Czech and Slovak Republics operations and the IPO of TPH. Cash provided by investing in 1995 was primarily comprised of proceeds from asset sales and subsidiary public offerings.
     Net cash used for financing was $974 million in 1996 as compared to net cash provided of $525 million in 1995. Cash used for financing in 1996 was the result of the refinancing of the Company's former credit facilities and certain real estate debt with net proceeds from the Term Loan, TCPS and Revolver. Cash provided from financing in 1995 was the result of higher outstanding borrowings due to repayment restrictions in the Company's former bank agreements. In December 1995, the common stock dividend was eliminated.

Restructuring Reserve Status

     In 1993, Kmart recorded a pretax charge of $904 million, $579 million after tax, primarily for anticipated costs associated with Kmart stores which were to be closed or relocated, enlarged or refurbished in the U.S. and Canada. The restructuring program is expected to be completed during fiscal 1997. The cost of completing the plan is expected to approximate the original estimate.
     The 1993 restructuring plan assumed closure of 503 U.S. Kmart stores and expansion or refurbishment of the remaining 500 unmodernized stores. Kmart closed 48, 214 and 120 U.S. Kmart stores in 1996, 1995 and 1994, respectively. This compares to the original closing plan of 175, 150 and 100 for the same years. The original plan called for 503 store closings through 1997 as compared to projected actual closings of 402 through 1997, which includes 20 planned closings for 1997. The overall decrease in the number of stores closed or relocated is due to new management's re-evaluation of closing criteria and a reduction of capital spending due to lower levels of earnings. The number of new U.S. Kmart stores opened were 21, 59 and 113 in 1996, 1995 and 1994, respectively.
     During 1995, U.S. Kmart effectively canceled its expansion and refurbishment program related to the restructuring reserve due in part to new management's re-evaluation of its store design and merchandise assortments. The roll-out of a new store format began in 1996 and included refurbishment of unmodernized stores outside of the restructuring reserve.

                                                1996 Activity
                                               -----------------
                        Original                Net    Change in
($ Millions)            Reserve   1994  1995   Charge  Estimate    1996
-----------------------------------------------------------------------
Lease costs              $479     $500  $ 397   $100   $ --        $297
Asset writedowns          148      107     23     68     50           5
Inventory                 201      130     79     17    (50)         12
Other charges              76       25      9      5     --           4
                         ----     ----   ----   ----   ----        ----
                         $904     $762   $508   $190   $ --        $318
                         ====     ====   ====   ====   ====        ====


Net charges included $25, $32 and $33 million for interest expense accreted during 1996, 1995 and 1994, respectively.

     The primary components of the reserve consist of: cash outlays for future lease obligations once a store is closed until it can be assigned, bought-out or terminated, offset by any sublease income; asset writedowns relating to furniture and fixtures and leasehold improvements and inventory disposition costs. Changes in estimates are representative of management's assessments in the fourth quarters of 1996, 1995 and 1994 that based on actual experiences to date, certain charges will be higher than originally planned while others will be less than planned.
     Due to favorable sublease and termination experience for stores closed to date, Kmart lowered the estimate of net lease obligation costs for domestic and Canadian stores by $44 and $13 million in 1995 and 1994, respectively. These favorable results have been offset by increased fixed asset disposition costs for domestic stores primarily due to the acceleration of the closing of stores originally planned to be closed in later years. As a result, Kmart increased the reserve for fixed asset disposal writedowns by $50, $31 and $18 million in 1996, 1995 and 1994, respectively. A $17 million addition to the provision was made in 1994 for increased asset disposal writedowns. Excess reserves for the canceled projects were allocated to asset writedowns for closing stores.
     The 1993 charge also included $45 million for severance and related benefits as part of the re-engineering programs. Cash payments under these programs totaled $22 and $23 million in 1995 and 1994, respectively. During 1995, the Company allocated an additional $12 million to re-engineering and other non-recurring charges.
     Kmart anticipates that pretax cash outflows will approximate $90, $70 and $50 million in 1997 through 1999, respectively. At January 29, 1997, the total remaining gross lease obligations related to the U.S. Kmart 1993 restructuring plan aggregated approximately $1.1 billion, of which it is management's estimate, based upon historical results, approximately $700 million will be recovered primarily through subleasing. Kmart has discounted the future net cash flow using a 7% discount rate which resulted in an aggregate remaining effect of discounting of approximately $80 million. Future cash outlays are based upon management's estimate of the period of time between store closing and the ultimate disposition of the lease obligation, the remaining charge being substantially noncash in nature.

                    Kmart Corporation 1996 Annual Report 20

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS


     Management is responsible for the preparation of the Company's consolidated financial statements and related information appearing in this annual report. These financial statements have been prepared in conformity with generally accepted accounting principles on a consistent basis applying certain estimates and judgments based upon currently available information and management's view of current conditions and circumstances. On this basis, we believe that these financial statements reasonably present the Company's financial position and results of operations.
     To fulfill our responsibility, we maintain comprehensive systems of internal controls designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with established procedures. The concept of reasonable assurance is based upon a recognition that the cost of the controls should not exceed the benefit derived. We believe our systems of internal controls provide this reasonable assurance.
     The Company has adopted a code of conduct to guide our management in the continued observance of high ethical standards of honesty, integrity and fairness in the conduct of the business and in accordance with the law. Compliance with the guidelines and standards is periodically reviewed and is acknowledged in writing by all management associates.
     The Board of Directors of the Company has an Audit Committee, consisting solely of outside directors. The duties of the Committee include keeping informed of the financial condition of the Company and reviewing its financial policies and procedures, its internal accounting controls and the objectivity of its financial reporting. Both the Company's independent accountants and the internal auditors have free access to the Audit Committee and meet with the Committee periodically, with and without management present.



/s/ Floyd Hall

Floyd Hall
Chairman of the Board,
President and Chief Executive Officer




/s/ M. E. Welch

Martin E. Welch III
Senior Vice President
and Chief Financial Officer





REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Kmart Corporation

          In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Kmart Corporation and its subsidiaries at January 29, 1997 and January 31, 1996, and the results of their operations and their cash flows for each of the three years in the period ended January 29, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.
     As discussed in the notes to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be
Disposed Of" in fiscal 1995.


Price Waterhouse LLP

Price Waterhouse LLP
Detroit, Michigan
March 4, 1997



                     Kmart Corporation 1996 Annual Report 21

CONSOLIDATED STATEMENTS OF OPERATIONS


YEARS ENDED JANUARY 29, 1997, JANUARY 31, 1996 AND JANUARY 25, 1995
DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA                                              1996          1995          1994
-------------------------------------------------------------------------------------------------------------------------------

Sales                                                                               $ 31,437      $ 31,713      $ 29,563
Cost of sales, buying and occupancy                                                   24,390        24,675        22,331
                                                                                    --------      --------      --------
Gross margin                                                                           7,047         7,038         7,232
Selling, general and administrative expenses                                           6,274         6,876         6,651
Other (gains) losses                                                                     (10)           41            --
                                                                                    --------      --------      --------
Continuing income before interest, income taxes
 and dividends on convertible preferred securities of subsidiary                         783           121           581
Interest expense, net                                                                    453           434           479
Income tax provision (credit)                                                             68           (83)            6
Dividends on convertible preferred securities of subsidiary,
 net of income taxes of $16                                                               31            --            --
                                                                                    --------      --------      --------
NET INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE
 EXTRAORDINARY ITEM                                                                      231          (230)           96
Discontinued operations, net of income taxes of $(3), $(139) and $64                      (5)         (260)           83
Gain (loss) on disposal of discontinued operations, net
 of income taxes of $(240), $88 and $282                                                (446)          (30)          117
Extraordinary item, net of income taxes of $(27)                                          --           (51)           --
                                                                                    --------      --------      --------
Net income (loss)                                                                   $   (220)     $   (571)     $    296
                                                                                    ========      ========      ========

EARNINGS (LOSS) PER COMMON SHARE
 Continuing retail operations                                                       $    .48      $   (.51)     $    .19
 Discontinued operations                                                                (.01)         (.57)          .19
 Gain (loss) on disposal of discontinued operations                                     (.92)         (.06)          .25
 Extraordinary item                                                                       --          (.11)           --
                                                                                    --------      ---------     --------
 Net income (loss)                                                                  $   (.45)     $  (1.25)     $    .63
                                                                                    ========      =========     ========

Weighted average shares (millions)                                                     486.1         459.9         456.6





SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
THE CONSOLIDATED STATEMENTS OF OPERATIONS FOR PRIOR PERIODS HAVE BEEN RESTATED FOR DISCONTINUED OPERATIONS.

                    Kmart Corporation 1996 Annual Report 22

CONSOLIDATED BALANCE SHEETS



AS OF JANUARY 29, 1997 AND JANUARY 31, 1996
DOLLARS IN MILLIONS                                                               1996            1995
---------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                                                     $     406       $   1,083
Merchandise inventories                                                           6,354           6,022
Other current assets                                                                973             894
Net current assets of discontinued operations                                        --             554
                                                                              ---------       ---------
Total current assets                                                              7,733           8,553

Property and equipment, net                                                       5,740           5,365
Property held for sale or financing                                                 200             434
Other assets and deferred charges                                                   613             526
Net long-term assets of discontinued operations                                      --             155
                                                                              ---------       ---------
Total Assets                                                                  $  14,286       $  15,033
                                                                              =========       =========
CURRENT LIABILITIES
Long-term debt due within one year                                            $     156       $       7
Trade accounts payable                                                            2,009           1,793
Accrued payroll and other liabilities                                             1,298           1,019
Taxes other than income taxes                                                       139             176
                                                                              ---------       ---------
Total current liabilities                                                         3,602           2,995

Long-term debt and notes payable                                                  2,121           3,922
Capital lease obligations                                                         1,478           1,586
Other long-term liabilities                                                       1,013           1,250
Company obligated mandatorily redeemable
  convertible preferred securities
  of a subsidiary trust holding solely
  7-3/4% convertible junior subordinated
  debentures of Kmart (redemption value
  of $1,000 at January 29, 1997)                                                    980              --
Common stock, 1,500,000,000 shares authorized;
  486,996,145 and 486,511,184 shares issued, respectively                           486             486
Capital in excess of par value                                                    1,608           1,624
Retained earnings                                                                 3,105           3,326
Treasury shares and restricted stock                                                (37)            (92)
Foreign currency translation adjustment                                             (70)            (64)
                                                                              ---------       ---------
Total Liabilities and Shareholders' Equity                                    $  14,286       $  15,033
                                                                              =========       =========


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
THE CONSOLIDATED BALANCE SHEET FOR THE PRIOR PERIOD HAS BEEN RESTATED FOR DISCONTINUED OPERATIONS.






                    Kmart Corporation 1996 Annual Report 23

CONSOLIDATED STATEMENTS OF CASH FLOW


YEARS ENDED JANUARY 29, 1997, JANUARY 31, 1996 AND JANUARY 25, 1995
DOLLARS IN MILLIONS                                                            1996       1995         1994
---------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES
  Net income (loss) from continuing operations before
    extraordinary item                                                       $  231     $  (230)    $    96
  Adjustments to reconcile net income (loss) from continuing operations to net cash from operating activities:
     Depreciation and amortization                                              654         685         639
     Cash used for store restructuring and other charges                       (129)       (171)        (93)
     Deferred income taxes                                                       68          76          17
     Undistributed equity income                                                 28          14         (15)
     Increase (decrease) in other long-term liabilities                        (194)          9         116
     (Increase) decrease in inventories                                        (349)        222        (594)
     Increase (decrease) in trade accounts payable                              215        (609)        420
     Changes in certain assets, liabilities and other items                     214         (93)        258
                                                                             ------     -------     -------
  Net cash provided by (used for) continuing operations                         738         (97)        844
                                                                             ------     -------     -------

  Discontinued Operations:
    Income (loss) from discontinued operations                                   (5)       (260)         83
    Gain (loss) on disposal of discontinued operations                         (446)        (30)        117
    Cash used for discontinued operations                                        (1)        (22)       (362)
    Items not affecting cash, net                                               482         220        (813)
                                                                             ------     -------     -------

  Net cash provided by (used for) discontinued operations                        30         (92)       (975)
                                                                             ------     -------     -------

  NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES                          768        (189)       (131)
                                                                             ------     -------     -------

CASH FLOW FROM INVESTING ACTIVITIES
  Capital expenditures                                                         (343)       (540)     (1,021)
  Increase in property held for sale or financing                              (632)       (474)        (66)
  Proceeds from asset sales and subsidiary public offerings                     461       1,658       2,429
  Other, net                                                                     43        (244)       (212)
                                                                             ------     -------     -------
  NET CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES                         (471)        400       1,130
                                                                             ------     -------     -------

CASH FLOW FROM FINANCING ACTIVITIES
  Proceeds from issuance of long-term debt and notes payable                  1,202       1,948          62
  Refinancing costs related to long-term debt and notes payable                (212)         --          --
  Payments and current maturities on long-term debt                          (2,855)       (983)       (513)
  Proceeds from issuance of convertible preferred securities                    971          --          --
  Payments and current maturities on capital lease obligations                 (114)       (160)       (121)
  Change in common stock                                                         34           3          29
  Dividends paid                                                                 --        (283)       (474)
                                                                             ------     -------     -------

 NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES                          (974)        525      (1,017)
                                                                             ------     -------     -------

 NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                          (677)        736         (18)
 CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                 1,083         347         365
                                                                             ------     -------     -------

 CASH AND CASH EQUIVALENTS, END OF YEAR                                      $  406     $ 1,083     $   347
                                                                             ======     =======     =======

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
THE CONSOLIDATED STATEMENTS OF CASH FLOW FOR PRIOR PERIODS HAVE BEEN RESTATED
FOR DISCONTINUED OPERATIONS.



                    KMART CORPORATION 1996 ANNUAL REPORT 24

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY






                                                          Series B, C                                 Treasury Shares
                                              Series A      and D               Capital              and Performance     Foreign
                                              Conversion  Convertible           In Excess            Restricted Stock    Currency
                                              Preferred   Preferred  Common      of Par    Retained     Deferred        Translation
DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA    Stock       Stock      Stock       Value     Earnings   Compensation       Adjustment
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 26, 1994                    $ 986      $ 157       $417        $  538      $4,237        $ (112)       $ (130)
Net income for the year                                                                          296
Cash dividends declared:
 Common, $.96 per share                                                                         (418)
 Preferred                                                                                       (48)
Common issued from conversion
 of Series A conversion preferred               (986)                   46           940
Common issued from redemption
 of Series C convertible preferred                          (25)         2            23
Treasury shares reissued to the
 retirement savings plan                                                               3                        23
Foreign currency translation adjustment                                                                                       72
Other                                                                                  1           7             3
                                               -----      -----       ----        ------      ------        ------         -----
BALANCE AT JANUARY 25, 1995                       --        132        465         1,505       4,074           (86)          (58)

Net loss for the year                                                                           (571)
Cash dividends declared:
 Common, $.36 per share                                                                         (165)
 Series C convertible preferred                                                                   (6)
Common Issued from redemption
 of Series C and D convertible preferred                   (132)        20           112
Foreign currency translation adjustment                                                                                       (6)
Other                                                                    1             7          (6)           (6)
                                               -----      -----       ----        ------      ------        ------         -----
BALANCE AT JANUARY 31, 1996                       --         --        486         1,624       3,326           (92)          (64)

Net loss for the year                                                                           (220)
Treasury shares reissued to retirement
 savings plan                                                                        (19)                       53
Foreign currency translation adjustment                                                                                       (6)
Other                                                                                  3          (1)            2
                                               -----      -----       ----        ------      ------        ------         -----
BALANCE AT JANUARY 29, 1997                    $  --      $  --       $486        $1,608      $3,105        $  (37)        $ (70)
                                               =====      =====       ====        ======      ======        ======         =====




COMMON STOCK, AUTHORIZED 1,500,000,000 SHARES, $1 PAR VALUE. PREFERRED STOCK, AUTHORIZED 10,000,000 SHARES, NO PAR VALUE.

See accompanying Notes to Consolidated Financial Statements.










                     Kmart Corporation 1996 Annual Report 25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

     1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     The significant accounting policies followed by Kmart Corporation and subsidiaries ("the Company" or "Kmart") in the preparation of these financial statements, are summarized below.
     NATURE OF OPERATIONS: The Company's operations consist principally of discount department stores located in all 50 states, Puerto Rico, the U.S. Virgin Islands and Guam. Kmart also operates discount stores in Canada and has a joint venture in Mexico. Kmart's equity investments consist of 49% of substantially all of the Meldisco subsidiaries of Footstar, Inc. ("FTS"), which operate the footware departments in domestic Kmart stores.
     BASIS OF CONSOLIDATION: Kmart includes all majority owned subsidiaries in the consolidated financial statements. Investments in affiliated retail companies owned 20% or more are accounted for by the equity method. Intercompany transactions and accounts have been eliminated in consolidation.
     FISCAL YEAR: The Company's fiscal year ends on the last Wednesday in January. Fiscal years 1996 and 1994 each consisted of 52 weeks and ended on January 29, 1997 and January 25, 1995, respectively. Fiscal year 1995 consisted of 53 weeks and ended on January 31, 1996.
     CASH: Cash and cash equivalents include all highly liquid investments with maturities of three months or less. Included are temporary investments of $131 and $637, at year end 1996 and 1995, respectively.
     INVENTORIES: Inventories are stated at the lower of cost or market, primarily using the retail method. The last-in, first-out (LIFO) method, utilizing internal inflation indices, was used to determine cost for $5,883, $5,518 and $5,910 of inventory as of year end 1996, 1995 and 1994, respectively. Inventories valued on LIFO were $440, $485 and $528 lower than amounts that would have been reported using the first-in, first-out (FIFO) method at year end 1996, 1995 and 1994, respectively.
     PROPERTY AND EQUIPMENT: Property and equipment are recorded at cost, less any impairment losses. Capitalized amounts include expenditures which materially extend the useful lives of existing facilities and equipment. Expenditures for owned properties, which Kmart intends to sell and lease-back within one year are included in other current assets, and those extending beyond one year are included in property held for sale or financing.
     DEPRECIATION AND AMORTIZATION: Depreciation and amortization, including amortization of property held under capital leases over various lease terms, are computed based upon the estimated useful lives of the respective assets using the straight-line method for financial statement purposes and accelerated methods for tax purposes. The general range of lives are 25 to 50 years for buildings, 5 to 25 years for leasehold improvements, and 3 to 17 years for furniture and fixtures.
     FINANCIAL INSTRUMENTS: Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are reflected in the financial statements at cost which approximates fair value. The fair value of the Company's debt and other financial instruments are discussed in Notes 10 and 12.
     FOREIGN CURRENCY TRANSLATIONS: Foreign currency assets and liabilities are translated into U.S. dollars at the exchange rates in effect at the balance sheet date and revenue and expenses are translated at average exchange rates during the period.
     STOCK-BASED COMPENSATION: Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. See Note 18.
     PRE-OPENING AND CLOSING COSTS: Costs associated with the opening of a new store are expensed during the first full month of operations. When the decision to close a retail unit is made, any future net lease obligation and nonrecoverable investment in fixed assets directly related to discontinuance of operations are expensed.
     ADVERTISING COSTS: Advertising costs, net of co-op recoveries from vendors, are expensed the first time the advertising occurs and amounted to $385, $459 and $396 in 1996, 1995 and 1994, respectively.
     INCOME TAXES: Deferred income taxes are provided for temporary differences between financial statement and taxable income. Kmart accrues U.S. and foreign taxes payable on all of the earnings of subsidiaries, except with respect to earnings that are intended to be permanently reinvested, or are expected to be distributed free of additional tax by operation of relevant statutes currently in effect and by utilization of available tax credits and deductions.
     EARNINGS (LOSS) PER COMMON SHARE: Kmart computes earnings (loss) per common share by dividing net income (loss) less certain dividends paid on preferred stock by the weighted average number of shares of common stock and dilutive common stock equivalents outstanding ("weighted average common shares") during each year.
     USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     RECLASSIFICATIONS: Certain reclassifications of prior year amounts have been made to conform to the 1996 presentation.


                    Kmart Corporation 1996 Annual Report 26

(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)


2)  SUBSEQUENT EVENTS
     In the first quarter of 1997, the Company announced agreements to sell its interest in Kmart Mexico, S.A. de C.V. to Controladora Comercial Mexicana, S.A. de C.V. ("CCM"). Under the terms of the sale, CCM will purchase Kmart's interest in the company, which operates four stores in Mexico, for approximately $74.
     In the first quarter of 1997, the Company issued, through a subsidiary, $335 in Commercial Mortgage Pass Through Certificates ("CMBS"). The CMBS weighted average floating interest rate was LIBOR plus 47 basis points. This rate represents nearly a 200 basis point reduction compared to rates for Term Loan borrowings. Net proceeds were used to repay a portion of the Term Loan. As a result of this financing, certain properties formerly classified as property held for sale or financing have been included in property and equipment, net.

3)  DISCONTINUED OPERATIONS AND DISPOSITIONS
     Discontinued operations include Builders Square, Inc. ("Builders Square"), Borders Group, Inc. ("Borders Group"), OfficeMax, Inc. ("OfficeMax"), The Sports Authority, Inc. ("The Sports Authority"), Thrifty PayLess Holdings, Inc. ("TPH"), Coles Myer, Ltd. ("Coles Myer"), and Furr's/Bishop's, Inc. ("Furr's").

1996 ACTIVITY
     The Company began discussions with Waban Inc. and Leonard Green & Partners, L.P. to combine Waban's Homebase business and Builders Square to form a new home improvement company. Upon completion of the proposed transaction, Kmart expects to retain a minority interest in the newly formed company. Based on the Company's plan to dispose of Builders Square, an after tax loss on disposal of discontinued operations of $385 was recorded and all periods presented herein have been restated to classify Builders Square as a discontinued operation. During 1996, Builders Square had a net loss from operations of $5.
     In the first quarter, the Company received $62 from the sale of approximately 30% of its investment in the common stock of TPH and revalued its remaining investment by recording a $61 loss from discontinued operations, net of income taxes. The Company sold an additional 3% of its investment in TPH and received $8 in net proceeds in the second quarter.
     In the fourth quarter of 1996, Rite Aid Corporation ("Rite Aid"), reached an agreement with TPH to merge TPH into Rite Aid. As part of the merger, Rite Aid exchanged 0.65 of its shares for each share of TPH. Kmart sold the shares received in the exchange resulting in net proceeds of approximately $257 and recorded a pretax gain of $108, included in other gains and losses.
     In the first quarter, the Company completed the sale of its Czech and Slovak Republics operations and received net proceeds of $115.

1995 ACTIVITY
     The 1995 loss included a $260 net loss from Builders Square, including a net of tax charge of $240 related to the adoption of Financial Accounting Standard No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("FAS121").
     Borders Group's initial public offering ("IPO") was completed in the second quarter of 1995. In this IPO, Kmart sold 87% of its equity interest for net proceeds of approximately $493. Borders Group agreed to purchase all of Kmart's remaining 13% interest in the second quarter which resulted in net proceeds of approximately $73. As a result of these transactions, the Company recorded an after tax loss of $185.
     OfficeMax completed the public offering of Kmart's remaining equity interest in OfficeMax in the second quarter. Kmart received net proceeds of approximately $360 and recorded an after tax gain of $107.
     The Sports Authority completed the public offering of Kmart's remaining equity interest in The Sports Authority in the third quarter. Kmart received approximately $151 in net proceeds and recorded an after tax gain of $48.
     In the fourth quarter, Kmart sold the assets of its automotive service centers to Penske Auto Centers, Inc. for $84. Under the terms of the agreement, the centers continue to operate at Kmart locations in exchange for various rents and fees for services provided by Kmart.
     The Company also sold certain senior notes of TPH acquired in 1993 in connection with the sale of PayLess Drug Stores Northwest, Inc. for approximately $102.

1994 Activity
     OfficeMax completed its IPO in the fourth quarter of 1994. This IPO reduced Kmart's interest in OfficeMax from over 90% to approximately 25% and resulted in net proceeds of approximately $642. The IPO of The Sports Authority was also completed in the fourth quarter, reducing Kmart's interest from 100% to approximately 30% and resulted in net proceeds of approximately $254. These transactions resulted in an after tax gain of $101.
     In the fourth quarter, Kmart completed the sale of its 21.5% equity interest in Coles Myer, an Australian retailer which operates department and general merchandise stores including certain stores using the "Kmart" name. Net cash proceeds of $928 were realized from the sale resulting in an after tax gain of $48. As part of the transaction, Kmart extended a long-term license agreement that allows Coles Myer to use the "Kmart" name in Australia and New Zealand.
     In the fourth quarter, Kmart charged $32 to loss on disposal of discontinued operations for sublease exposure related to lease guarantees on properties sublet to Furr's, which was sold by Kmart in 1986.



                    Kmart Corporation 1996 Annual Report 27

(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)


4)  STORE RESTRUCTURING AND OTHER CHARGES
     In 1993, the Board of Directors approved a restructuring plan involving domestic and Canadian Kmart stores. The restructuring provision included anticipated costs of $904 associated with Kmart stores which were to be closed and relocated, enlarged or refurbished in the U.S. and Canada. These costs included lease obligations for store closings as well as fixed asset writedowns, primarily furniture and fixtures, inventory dispositions and related operating losses for all affected stores.

     Cash costs related to the 1993 restructuring reserve amounted to $129, $117 and $40 for 1996, 1995 and 1994, respectively. Noncash charges were $61, $134 and $119 for the same periods, respectively. The remaining restructuring obligation is included primarily in "other long-term liabilities" in the consolidated balance sheets.

5) ASSET IMPAIRMENT CHARGES
     Kmart adopted FAS 121 in the fourth quarter of 1995. Based on management's consideration of the current and expected operating cash flow together with a judgment as to the fair value the Company could receive upon sale of its investment, the Company recorded a $162 pretax charge, $150 after tax, included in other gains and losses, relating to certain international operations in 1995.
     In the fourth quarter of 1996, the Company recorded a $98 pretax charge, $34 after tax, included in other gains and losses, to reserve for anticipated losses on the disposal of certain international operations.

6)  EXTRAORDINARY ITEM
     In 1995, the Company entered into agreements whereby holders of approximately $550 of certain real estate related debt agreed to eliminate put features which would have required Kmart to purchase the debt from the holders if Kmart's long-term debt rating was lowered to non-investment grade. In the fourth quarter of 1995, the Company recorded an extraordinary noncash charge of $51, net of income taxes, relating to various expenses and make whole premiums payable under such agreements.

7)  PROPERTY AND EQUIPMENT

                                                       YEAR END
                                                  -------------------
                                                  1996        1995
---------------------------------------------------------------------
Property owned:
 Land                                             $   346     $   153
 Buildings                                            995         440
 Leasehold improvements                             1,470       1,438
 Furniture and fixtures                             5,050       5,132
 Construction in progress                              87          78
Property under capital leases                       2,820       2,875
                                                  -------     -------
                                                   10,768      10,116
Less-accumulated depreciation
 and amortization:
 Property owned                                    (3,487)     (3,262)
 Property under capital leases                     (1,541)     (1,489)
                                                  -------     -------

Total                                             $ 5,740     $ 5,365
                                                  =======     =======

8)  INVESTMENTS IN AFFILIATED RETAIL COMPANIES
     All U.S. Kmart footwear departments are operated under license agreements with the Meldisco subsidiaries of FTS, substantially all of which are 49% owned by Kmart and 51% owned by FTS. During 1996, Melville Corporation transferred its 51% interest in the Meldisco subsidiaries to FTS. This transaction had no impact on Kmart's ownership interest in the Meldisco subsidiaries. Income earned under various agreements were $211, $220 and $256, in 1996, 1995 and 1994, respectively. The Company received dividends from Meldisco in 1996, 1995 and 1994 of $64, $52 and $38, respectively.

                                       FISCAL YEAR
MELDISCO INFORMATION                 1996    1995    1994
---------------------------------------------------------------------
Net sales                          $1,109  $1,141  $1,235
Gross profit                          476     487     548

Net income                             74      79     107

Inventory                          $  134  $  135  $  148
Other current assets                   24      74     117
Non-current assets                      1       1       2
                                   ------  ------  ------

Total assets                          159     210     267
Current liabilities                    25      15      42
                                   ------  ------  ------

Net assets                         $  134  $  195  $  225
                                   ======  ======  ======

Equity of Kmart                    $   65  $   94  $  108
                                   ======  ======  ======

Unremitted earnings included in consolidated retained earnings were $41, $72 and $86 at year end 1996, 1995 and 1994, respectively.


                     Kmart Corporation 1996 Annual Report 28

(DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)

9) NOTES PAYABLE, LINES OF CREDIT AND OTHER COMMITMENTS AND CONTINGENCIES Kmart has outstanding guarantees of approximately $1,087 for leases of certain previously sold subsidiaries including Furr's, Borders Group, OfficeMax and The Sports Authority as of January 29, 1997. Builders Square has lease obligations of approximately $2.2 billion as of January 29, 1997, substantially all of which have been guaranteed by Kmart.
     Kmart has guaranteed indebtedness of other parties related to certain of its leased properties financed by industrial revenue bonds. At January 29, 1997, the total amount of such guaranteed indebtedness was $198, of which $73 was included in capital lease obligations. The remaining $125 represents Kmart's exposure to credit loss in the event of nonperformance by the other parties to the agreements. The agreements will expire during fiscal years 2004 to 2009. However, no concentration of credit risk exists and Kmart does not anticipate nonperformance by the other parties.
     There are various claims, lawsuits and pending actions against Kmart incident to its operations. It is the opinion of management that the ultimate resolution of these matters will not have a material adverse effect on Kmart's liquidity, financial position or results of operations.

10)  LONG-TERM DEBT AND NOTES PAYABLE


                 FISCAL YEAR   INTEREST       YEAR END
TYPE             MATURITY     RATES         1996     1995
---------------------------------------------------------

Bank note          1997          7.8%     $   --   $1,998
Term loan          1999          7.9%        600       --
Debentures       2005-2023    7.8%-12.5%     995      995
Medium-term
 notes           1997-2020    7.0%-9.8%      605      605
Other              Varies       Varies        77      331
                                          ------   ------
Total                                      2,277    3,929
Current portion                             (156)      (7)
                                          ------   ------
Long-term debt                            $2,121   $3,922
                                          ======   ======


     In the second quarter of 1996, the Company entered into a $3.7 billion credit agreement with a group of financial institutions which provides for (i) a three year $2.5 billion secured revolving credit facility ("Revolver") and (ii) a three year $1.2 billion secured term loan ("Term Loan"). See Note 12 for use of proceeds.
     The Revolver bears interest, at the Company's option, based on a specified margin over a base rate, currently LIBOR plus 250 basis points. There is a commitment fee of 0.5% on the unused portion of the Revolver. The Term Loan bears interest at rates determined in the same manner as the Revolver, subject to an increase of 0.5% over the applicable interest rate margin after the first anniversary of the Term Loan. The Revolver and Term Loan contain certain affirmative and negative covenants customary to these types of agreements and are guaranteed by the Company's principal domestic subsidiaries.
     As of January 29, 1997, there were no outstanding amounts under the Revolver and $600 outstanding under the Term Loan.
     Based on the quoted market prices for the same or similar issues or on the current rates offered to Kmart for debt of the same remaining maturities, the fair value of long-term debt approximates book value at year end 1996 and was approximately $3,453 at year end 1995.
     The principal maturities of long-term debt for the five years subsequent to 1996 are: 1997-$156, 1998-$62, 1999-$670, 2000-$58, 2001-$59 and 2002 and
later-$1,272.
     Cash paid for interest was $459, $467 and $505 in 1996, 1995 and 1994, respectively.

11)  LEASES
     Kmart conducts operations primarily in leased facilities. Kmart store leases are generally for terms of 25 years with multiple five-year renewal options which allow the Company the option to extend the life of the lease up to 50 years beyond the initial noncancelable term.

     Selling space has been sublet to other retailers, including Penske Auto Centers, Inc. and the Meldisco subsidiaries of FTS, in certain of Kmart's leased facilities.


                           MINIMUM LEASE COMMITMENTS
                           -------------------------
AS OF JANUARY 29, 1997         CAPITAL   OPERATING
-----------------------------------------------------
Fiscal Year:
  1997                          $  367    $    556
  1998                             352         544
  1999                             337         519
  2000                             318         499
  2001                             304         491
  Later years                    2,508       6,140
                                ------     -------

Total minimum lease payments     4,186       8,749
Less-minimum sublease income        --      (3,892)
                                ------     -------
Net minimum lease payments       4,186     $ 4,857
                                           =======
Less:
  Estimated executory costs     (1,155)
                                ------
  Amount representing interest  (1,438)
                                ------
                                 1,593
Current                           (115)
                                ------
Long-Term                $       1,478
                                ======

RENT EXPENSE            1996      1995      1994
-------------------------------------------------
Minimum rentals        $ 642     $ 649     $ 618
Percentage rentals        36        35        33
Less-sublease rentals   (236)     (232)     (253)
                       -----     -----     -----
Total                  $ 442     $ 452     $ 398
                       =====     =====     =====


     Kmart incurred capital lease obligations to obtain store facilities and equipment of $21 and $186 in 1995 and 1994, respectively. There were no capital lease obligations incurred in 1996.

                   Kmart Corporation 1996 Annual Report 29

(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

12) Convertible Preferred Securities
     In June 1996, a trust sponsored and wholly owned by the Company issued 20,000,000 shares of trust convertible preferred securities ("Preferred Securities") the proceeds of which were invested by the trust in $1 billion aggregate principal amount of the Company's newly issued 7-3/4% Convertible Junior Subordinated Debentures ("Debentures"). The aggregate principal amount of the Debentures represents the sole asset of the trust. The proceeds from the issuance of the Debentures were used by the Company together with (i) the proceeds of borrowing under the credit agreement discussed in Note 10 and (ii) available cash balances resulting from the removal of payment restrictions contained in the Company's then existing bank credit facilities and certain real estate related debt, to repay such bank credit facilities and certain real estate related debt. The Debentures and related income statement effects were eliminated in the Company's consolidated financial statements.
     The Preferred Securities accrue and pay cash distributions quarterly at a rate of 7-3/4% per annum of the stated liquidation amount of $50 per Preferred Security. Kmart has guaranteed, on a subordinated basis, distributions and other payments due on the Preferred Securities. The Preferred Securities are convertible at the option of the holder at any time at the rate of 3.3333 shares of Kmart common stock for each Preferred Security, and are mandatorily redeemable upon the maturity of the Debentures on June 15, 2016, or to the extent of any earlier redemption of any Debentures by Kmart and are callable beginning June 15, 1999.
     Based on the quoted market prices, the fair value of the Preferred Securities approximates book value at fiscal year end 1996.

13)  Income Taxes

INCOME (LOSS) BEFORE
INCOME TAXES                       1996             1995              1994
----------------------------------------------------------------------------

U.S.                              $ 351           $(114)            $  76
Foreign                             (21)           (199)               26
                                  -----           -----             -----
Total                             $ 330           $(313)            $ 102
                                  =====           =====             =====
INCOME TAX
PROVISION (CREDIT)                 1996             1995               1994
----------------------------------------------------------------------------
Current:
 Federal                          $  54           $(164)            $ (33)
 State and local                      5              --                 7
 Foreign                             17              (3)                8
                                  -----           -----             -----
                                     76            (167)              (18)

Deferred:
 Federal                             (7)             96                17
 Foreign                             (1)            (12)                7
                                  -----           -----             -----
Total                             $  68           $ (83)            $   6
                                  =====           =====             =====

EFFECTIVE TAX RATE
RECONCILIATION                     1996             1995               1994
----------------------------------------------------------------------------
Federal income
 tax rate                          35.0%          (35.0%)            35.0%
State and local taxes,
 net of federal tax benefit         0.9              --               3.3
Tax credits                          --            (2.5)            (10.2)
Equity in net income
 of affiliated companies           (3.1)           (3.4)            (14.3)
Valuation allowance                  --            18.4                --
International tax rate
 and basis differential           (13.9)           (4.2)              4.9
ESOP dividend                        --            (1.0)             (4.9)
Other                               1.6             1.1              (8.1)
                                  -----           -----             -----
                                   20.5%          (26.6%)             5.7%
                                  =====           =====             =====


                                                 Year End
DEFERRED TAX                                --------------------
ASSETS AND LIABILITIES                      1996            1995
----------------------------------------------------------------------------
Deferred tax assets:
 Federal benefit for
   state and foreign deferred                    $   28             $  30
 Discontinued operations                            413               228
 Accruals and other liabilities                     174               203
 Capital leases                                     132               136
 Store restructuring                                136               211
 Other                                              129                69
                                                  -----             -----
Total deferred tax assets                         1,012               877
                                                  -----             -----

Deferred tax liabilities:
 Inventory                                          281               223
 Property and equipment                             455               477
 Valuation allowance                                 50                57
 Other                                                9                42
                                                  -----             -----
Total deferred tax liabilities                      795               799
                                                  -----             -----
Net deferred tax assets                          $  217             $  78
                                                 ======             =====


     Kmart has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. There were no undistributed earnings as of year end 1996. Undistributed earnings totaled $7 and $181 at year end 1995 and 1994, respectively.
     The Company has available alternative minimum tax credit carryforwards of approximately $74 which may be carried forward indefinitely.
     Cash paid (received) for income taxes was $(238), $80 and $83 in 1996, 1995 and 1994, respectively.


                    Kmart Corporation 1996 Annual Report 30

(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

14)  Common and Treasury Stock

SHARES (000's)                                                 1996             1995             1994
------------------------------------------------------------------------------------------------------
Common Shares:
  Beginning of the year                                      486,511          464,550          416,547
  Sold under stock option plan                                    49              293              237
  Issued under performance
    restricted stock plan                                        420              504               95
Issued under directors stock plan                                 21                9                3
Common issued from conversion
  of Series A conversion preferred                                --               --           46,000
Common issued from redemption
  of Series C and D convertible
  preferred                                                       --           21,314            1,875
Forfeited or withheld under
  performance restricted stock plan                               (5)             (37)            (178)
Retirement of shares                                              --             (122)             (29)
                                                             -------          -------          -------
End of the year                                              486,996          486,511          464,550
                                                             =======          =======          =======

Treasury Shares:
  Beginning of the year                                        5,883            5,883            7,469
  Reissue of shares for
    the retirement savings plan                               (3,622)              --           (1,586)
                                                             -------          -------          -------
End of the year                                                2,261            5,883            5,883
                                                             =======          =======          =======


     All of the outstanding shares of Series C convertible preferred stock issued in 1994 were exchanged for the same number of shares of Series D convertible preferred stock in 1995. The Series D shares were then redeemed for shares of Kmart common stock in 1995.

15)  Pension Plans
     Prior to 1996, U.S. Kmart had defined benefit pension plans covering eligible associates who met certain requirements of age, length of service and hours worked per year. Effective January 31, 1996, the pension plans were frozen and associates no longer earn additional benefits under the plans. As a result of freezing the plans, the Company recorded a pretax curtailment gain of $121, included in other gains and losses, in the first quarter of 1995.
     Benefits paid to retirees are based upon age at retirement and years of credited service and earnings as of January 31, 1996. Kmart Canada Co. associates are covered by a defined contribution plan. Kmart's policy is to fund at least the minimum amounts required by the Employee Retirement Income Security Act of 1974. The plans' assets consist primarily of equity securities, fixed income securities and real estate. Kmart contributed $6 and $64 to its principal pension plan during fiscal 1995 and 1994, respectively. No contributions were made in fiscal 1996. The total consolidated pension expense (income) was $(32), $42 and $78 in 1996, 1995 and 1994, respectively.
     The following tables summarize the funded status, components of pension cost and actuarial assumptions for Kmart's employee pension plan. Certain amounts are shown at present value (PV):


                                                             YEAR END
                                                     ------------------------
                                                       1996            1995
-----------------------------------------------------------------------------
Actuarial value of benefit obligations:
 Estimated PV vested benefits                        $(1,699)        $(1,742)
 Estimated PV non-vested benefits                        (92)           (127)
                                                     -------         -------
 Projected benefit obligation (PBO)                   (1,791)         (1,869)
Market value of assets                                 1,974           1,778
                                                     -------         -------
Plan assets over (under) PBO                             183             (91)
Unrecognized transition asset                            (80)            (89)
Unrecognized (gain) loss                                (157)             85
                                                     -------         -------
Accrued pension costs                                $   (54)        $   (95)
                                                     =======         =======


PENSION COST (INCOME)                 1996             1995            1994
-----------------------------------------------------------------------------
  Normal service cost                $  --           $    51         $    77
  Interest cost on PBO                 132               133             137
  Return on assets                    (273)             (378)             29
  Net amortization and
    deferral                           100               232            (169)
                                     -----           -------         -------
  Total                              $ (41)          $    38         $    74
                                     =====           =======         =======
Actuarial assumptions:
  Discount rates                      7.75%             7.25%           8.25%
  Expected return                     9.50%             9.50%           9.50%
  Salary increases                      --              4.50%           4.50%


     The Company has a non-qualified plan for directors and officers which was unfunded by $35 and $37, at the end of 1996 and 1995, respectively.

16)  Other Postretirement and Postemployment
     Benefit Plans
     Full-time associates who have worked 10 years and who have retired after age 55, have the option of participation in Kmart's medical plan, until age 65. The plan is contributory, with retiree contributions adjusted annually. The accounting for the plan anticipates future cost-sharing changes that are consistent with Kmart's expressed intent to increase the retiree contribution rate annually. The accrued postretirement benefit costs were $78 and $104 at the end of 1996 and 1995, respectively.

17)  Retirement Savings Plan
     The Retirement Savings Plan provides that associates of Kmart and certain subsidiaries who have completed one year of service can invest from 1% to 16% of their earnings in the associate's choice of various investments. For each dollar the participant contributes, up to 6% of earnings, Kmart will contribute an additional 50 cents which is invested in the Employee Stock Ownership Plan
(ESOP).
     Effective January 1, 1995, a new profit sharing program was introduced as part of the Retirement Savings Plan. The Company makes contributions based on profits, with minimum yearly contributions required of $30.


                    Kmart Corporation 1996 Annual Report 31

(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

Kmart's expense related to the Retirement Savings Plan was $71 in 1996 and 1995 and $44 in 1994.

18)  STOCK OPTION PLANS
     The Company applies APB Opinion 25 and related Interpretations in accounting for its stock option and restricted stock plans. Accordingly, no compensation cost has been recognized for its stock based compensation plans.

     Had the compensation cost for the Company's stock based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FAS 123, the Company's net income would have been reduced by $22 and $3 for 1996 and 1995, respectively, and earnings per share would have been reduced by $0.05 and $0.01 for 1996 and 1995, respectively. To determine these amounts, the fair value of each stock option has been estimated on the date of the grant using a Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: expected volatility of .3788 and .2980, dividend yield of 0%, risk-free interest rates of 6.05% and 5.98%; and expected lives of 5 years. The weighted-average fair value of options granted in 1996 and 1995 was $3.37 and $4.52, respectively. The vesting period of the options generally ranges from 2 to 3 years on a graduated basis with a term of 10 years.
     Under the Performance Restricted Stock Plan, the Compensation and Incentives Committee of the Board of Directors may grant awards of common stock to officers and other key employees of Kmart and its subsidiaries. As of January 29, 1997, there were awards for 3,140,000 shares outstanding and shares available for grant of 255,275.
     In March 1996, certain non-executive officers and employees were offered the opportunity to exchange options for which the exercise price was greater than the market price into an economically equivalent lesser number of options at the current market price as of the exchange date.

STOCK OPTION PLAN (000'S)    SHARES  OPTION PRICE
-----------------------------------------------------
January 25, 1995
 Outstanding                23,210   $ 9.90 - $26.03
 Granted                     4,962     6.31 - 15.44
 Exercised                    (293)       10.94
 Forfeited                  (1,413)   10.94 - 26.03
                            ------
January 31, 1996
 Outstanding                26,466     6.31 - 26.03
 Granted                    14,303     7.00 - 12.50
 Exercised                     (49)        7.81
 Forfeited                 (23,753)    6.31 - 26.03
                            ------
JANUARY 29, 1997
 Outstanding                16,967     6.31 - 26.03
 Exercisable                 1,003     7.81 - 26.03
 Available for grant         3,641

19)  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
     Each of the quarters includes 13 weeks, except for the fourth quarter of 1995 which includes 14 weeks. Previously published quarterly financial data have been restated for discontinued operations.
     Earnings per share amounts for each quarter are required to be computed independently and may not equal the amount computed for the total year.

--------------------------------------------------------------------------
1996                           FIRST       SECOND      THIRD       FOURTH
--------------------------------------------------------------------------
[S]                        [C]            [C]         [C]           [C]
Sales                         $ 6,975      $ 7,566     $ 7,212     $ 9,684
Cost of sales                   5,398        5,875       5,528       7,589
NET INCOME (LOSS) FROM
  CONTINUING OPERATIONS           (36)          23           8         236
Net income (loss)                 (99)          34           9        (164)
EARNINGS (LOSS) PER SHARE
  Continuing                  $  (.08)     $   .05     $   .02     $   .45
  Net                            (.21)         .07         .02        (.27)
Common stock price
  High                        $10-5/8      $    14     $11-1/8     $11-3/8
  Low                           6-5/8        9-3/4       9-1/4       9-1/2

--------------------------------------------------------------------------
1995                           FIRST        SECOND      THIRD       FOURTH
--------------------------------------------------------------------------
Sales                         $ 6,813       $7,682     $ 7,317      $9,901
Cost of sales                   5,245        5,887       5,722       7,821
Net income (loss) from
   continuing operations          (19)          21        (114)       (118)
Net loss before
   extraordinary items            (28)         (54)        (69)       (369)
Net loss                          (28)         (54)        (69)       (420)
Earnings (loss) per share
   Continuing                 $  (.04)     $   .04     $  (.25)     $ (.26)
   Before extraordinary          (.06)        (.12)       (.15)       (.80)
   Net                           (.06)        (.12)       (.15)       (.91)
Common stock price
   High                       $15-3/8      $16-1/8     $16-1/8      $9-1/2
   Low                             12       12-5/8           9       5-3/4
Dividends paid per
   common share               $   .24      $   .12     $   .12      $  .12
                              =======      =======     =======      ======

     The fourth quarters of 1996 and 1995 included LIFO credits of $52 and $43, respectively.
     The fourth quarter 1996 earnings per share are on a fully diluted basis. As of January 29, 1997, there were 99,040 Kmart shareholders of record. In addition, there were approximately 400,000 street name holders of Kmart stock. Kmart common stock is listed on the New York, Pacific and Chicago stock exchanges (trading symbol KM).


                    KMART CORPORATION 1996 ANNUAL REPORT 32