Form 10-K, Exhibit 13
period 1998-01-28
KMART CORP
filed 1998-04-14
CIK 56824

CONSOLIDATED SELECTED FINANCIAL DATA



DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA                            1997         1996       1995         1994        1993
                                                                    --------     --------   --------     --------    --------
SUMMARY OF OPERATIONS(1)
Sales                                                               $ 32,183    $ 31,437    $ 31,713     $ 29,563    $ 28,039

Cost of sales, buying and occupancy                                   25,152      24,390      24,675       22,331      20,732
Selling, general and administrative expenses                           6,136       6,274       6,876        6,651       6,241
Interest expense, net                                                    363         453         434          479         467
Continuing income (loss) before income taxes                             418         330        (313)         102        (306)
Net income (loss) from continuing operations(2)                          249         231        (230)          96        (179)
Net income (loss)                                                        249        (220)       (571)         296        (974)

PER SHARE OF COMMON
Basic continuing income (loss)                                      $   0.51    $   0.48   $   (0.51)    $   0.20    $  (0.46)
Diluted continuing income (loss)(3)                                     0.51        0.48       (0.51)        0.19       (0.46)
Dividends declared                                                        --          --        0.36         0.96        0.96
Book value                                                             11.15       10.51       10.99        13.15       13.39


FINANCIAL DATA
Working capital                                                     $  4,202    $  4,131    $  5,558     $  3,562    $  3,793
Total assets                                                          13,558      14,286      15,033       16,085      15,875
Long-term debt                                                         1,725       2,121       3,922        1,989       2,209
Long-term capital lease obligations                                    1,179       1,478       1,586        1,666       1,609
Trust convertible preferred securities                                   981         980          --           --          --
Capital expenditures                                                     678         343         540        1,021         793
Depreciation and amortization                                            660         654         685          639         650
Ending market capitalization - common stock                            5,469       5,418       2,858        6,345       9,333
Inventory turnover                                                       3.5         3.5         3.4          3.2         2.9
Current ratio                                                            2.3         2.1         2.9          1.7         1.9
Long-term debt to capitalization                                        32.4%       37.2%       51.1%        37.7%       38.5%
Ratio of income from continuing operations to fixed charges(4)           1.5         1.4         --           1.1          --

Basic weighted average shares outstanding (millions)                     487         484         460          427         408
Diluted weighted average shares outstanding (millions)(3)                492         486         460          456         408

NUMBER OF STORES
United States                                                          2,136       2,134       2,161        2,316       2,323
International and other                                                   --         127         149          165         163
                                                                    --------    --------    --------     --------    --------
Total stores                                                           2,136       2,261       2,310        2,481       2,486


U.S. Kmart store sales per comparable selling square foot           $    211    $    201    $    195     $    181    $    182
U.S. Kmart selling square footage (millions)                             151         156         160          166         160

-----------------------------------------------------------------------------------------------------------------------------

(1) Kmart Corporation and subsidiaries ("the Company" or "Kmart") fiscal year ends on the last Wednesday in January. Fiscal 1995 consisted of 53 weeks.

(2) Net income from continuing operations in 1997 includes a $114 million ($81 million net of tax) non-recurring charge related to the Voluntary Early Retirement Program. The net loss from continuing operations in 1993 included a pretax provision of $904 million ($579 million net of tax) for store restructuring and other charges.

(3) Consistent with the requirements of Financial Accounting Standards No. 128, preferred securities were not included in the calculation of diluted earnings per share for 1997, 1996 and 1994 due to their anti-dilutive effect. Due to the Company's loss from continuing operations in 1995 and 1993, diluted earnings per share is equivalent to basic earnings per share.

(4) Fixed charges represent total interest charges, a portion of operating rentals representative of the interest factor, amortization of debt discount and expense and preferred dividends of majority owned subsidiaries. The deficiency of income from continuing retail operations versus fixed charges was $305 and $315 million for 1995 and 1993, respectively.


                    Kmart Corporation 1997 Annual Report 17

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS


($ Millions)                   1997        1996       1995
-----------------------------------------------------------
SALES
  United States             $31,884     $30,378     $30,429
  International                 299       1,059       1,284
                            -------     -------     -------
     Total                  $32,183     $31,437     $31,713
                            =======     =======     =======
OPERATING INCOME (LOSS)
  United States          $      898  $      780  $      179
  International                  (3)         (7)       (17)
                            -------     -------     -------
     Total               $      895  $      773  $      162
                            =======     =======     =======
COMPARABLE SALES %
  United States                 4.8%        2.6%        5.6%
  International                  --        (2.8%)       3.0%
     Total                      4.8%        2.5%        5.5%


OPERATING INCOME (LOSS) EXCLUDES THE VOLUNTARY EARLY RETIREMENT CHARGE IN 1997 TOTALING $114 MILLION ON A PRETAX BASIS, AND OTHER GAINS AND (LOSSES) OF $10 AND ($41) IN 1996 AND 1995, RESPECTIVELY.

FISCAL 1997 COMPARED TO FISCAL 1996

     Sales and comparable store sales increased 2.4% and 4.8%, respectively, for 1997. Sales per square foot also continued its upward trend in 1997 to $211 from $201. The increases were primarily due to the successful conversion of an additional 458 traditional Kmart locations to the Big Kmart format, increased promotional activity, as well as the overall success of unique product offerings such as Martha Stewart Everyday home fashions and Sesame Street children's apparel, partially offset by soft performance in the women's apparel segment and in the case of consolidated sales, the sale of all remaining international operations.
     Gross margin, as a percentage of sales, was 21.8% and 22.4% in 1997 and 1996, respectively. The decrease in the percentage reflects increased promotional activity, growth in consumables sales, the soft performance of women's apparel, and increased distribution, buying and occupancy costs.
     Selling, general and administrative expenses ("SG&A"), which includes advertising, as a percentage of sales were 19.1% and 19.9% in 1997 and 1996, respectively. This was the second consecutive year that SG&A as a percentage of sales was below 20%. The 0.8 percentage point reduction compared to 1996, or $138 million, was the result of the sale of certain international operations, increased leverage given additional sales volume, and the Company's continuing focus on its core business units.
     Operating income increased $122 million in 1997 compared to 1996, excluding other gains and losses and the charge for the Voluntary Early Retirement Program. This increase was the direct result of the 2.4% increase in sales during the year along with the $138 million savings in SG&A. These amounts were partially offset by the 60 basis point decline in gross margin percentage.

     The Voluntary Early Retirement Program offered to certain of the Company's hourly associates during the fourth quarter of 1997 resulted in a charge of $114 million in the quarter based on actual acceptance. Other gains and losses in 1996 included a $108 million gain on the sale of Rite Aid stock and a charge of $98 million related to the valuation of certain international operations.
     Net interest expense was $363 and $453 million in 1997 and 1996, respectively. The reduction in net interest expense was due to reduced borrowings including the paydown of the remaining balance of the term loan in the first quarter of 1997.
     Effective income tax rates were 28.7% and 20.5% in 1997 and 1996, respectively. The increase in the effective tax rate during 1997 was due to the impact in 1996 of tax benefits resulting from foreign losses and basis differences. See Note 11 of the Notes to Consolidated Financial Statements.


FISCAL 1996 COMPARED TO FISCAL 1995

     Sales decreased 0.9% during 1996 primarily due to one less week in fiscal 1996 compared to 1995, the sale of certain international operations and the closing of 48 U.S. Kmart stores during the year, partially offset by the opening of 21 new U.S. Kmart stores. Comparable sales per square foot in U.S.Kmart stores reached $201, exceeding $200 for the first time in the Company's history. Comparable store sales increased 2.5% as a result of continued promotional activity, a larger average transaction size, improved in-stock percentages, and the conversion of 152 stores to the Big Kmart format.
     Gross margin, as a percentage of sales, was 22.4% and 22.2% in 1996 and 1995, respectively. The percentage increase reflected significantly lower levels of markdowns related to clearance of discontinued merchandise and closure of stores. Additionally, lower levels of buying and occupancy costs together with an improved sales mix towards higher margin departments contributed to the increase. This increase was partially offset by the effect of the sale of the auto service business to Penske Auto Centers, Inc. in late 1995.
     Selling, general and administrative expenses, which include advertising, as a percentage of sales were 19.9% and 21.7% in 1996 and 1995, respectively. In 1996, SG&A as a percentage of sales was below 20% for the first time in the past 25 years. The 1.8 percentage point reduction compared to 1995, or $602 million, was a direct result of the Company's continuing focus on its core business units, expense controls, one less week in fiscal 1996 and the sale of certain international operations.



                   Kmart Corporation 1997 Annual Report 18

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONT.)

     Operating income increased $611 million in 1996 compared to 1995, excluding other gains and losses. Other gains and losses in 1996 included a $108 million gain on the sale of Rite Aid stock and a charge of $98 million related to the valuation of international operations in Mexico and Canada. In 1995, other gains and losses included a charge of $162 million related to the adoption of Financial Accounting Standard No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("FAS 121") and a pension curtailment gain of $121 million.
     Net interest expense was $453 and $434 million in 1996 and 1995, respectively. The increase was a result of restrictions on the repayment of certain indebtedness in the first half of 1996, prior to the Company's refinancing of its bank lines and issuance of trust convertible preferred securities in June 1996. Additionally, the Company's inability to borrow in commercial paper markets beginning in the fall of 1995, as a result of its lower corporate debt ratings, contributed to higher interest rates. This higher level of interest was partially offset by higher levels of investment income from accumulated cash balances prior to the refinancing and a significant improvement in cash flow from operations.
     Effective income tax rates were 20.5% and 26.6% in 1996 and 1995, respectively. The 1996 rate was favorably impacted by recognition of tax benefits related to foreign losses and basis differences. The 1995 rate reflected the recognition of refundable taxes, at statutory rates, plus tax credits partially offset by valuation allowances against certain deferred tax assets. See Note 11 of the Notes to Consolidated Financial Statements.
     Discontinued operations, net of taxes, represented losses of $451 and $290 million in 1996 and 1995, respectively. The 1996 loss was comprised of an estimated loss of $385 million related to the Company's decision to sell the operations of its Builders Square subsidiary, $5 million of current year net losses of Builders Square and a loss of $61 million related to the sale of a portion of its investment in Thrifty PayLess Holdings, Inc. ("TPH") in the first quarter together with a revaluation of its remaining holdings at that time. The 1995 loss included a $260 million loss from Builders Square, including a charge of $240 million related to the adoption of FAS 121, and a $30 million loss related to the disposal of Borders Group, Inc. and remaining equity interests in OfficeMax, Inc. and The Sports Authority, Inc. See Note 3 of the Notes to Consolidated Financial Statements.

ANALYSIS OF FINANCIAL CONDITION

     Kmart's primary sources of working capital are cash flows from operations and borrowings under its credit facilities. The Company had working capital of $4,202 and $4,131 million at year end 1997 and 1996, respectively. Working capital fluctuates in relation to profitability, seasonal inventory levels net of trade accounts payable and the level of store openings and closings.
     In June 1996, the Company restructured its credit facilities to enhance its liquidity and financial flexibility. This restructuring consisted of a secured three year $2.5 billion revolving credit facility ("Revolver") and a secured three year $1.2 billion term loan facility ("Term Loan") (collectively, the "Credit Agreement"). Additionally, in June 1996, the Company issued $1 billion of 7-3/4% Trust Convertible Preferred Securities ("TCPS") through a wholly owned subsidiary trust. The net proceeds from these transactions were used to retire existing indebtedness, including certain obligations related to real estate.
     In May of 1997, the Revolving Credit Agreement was amended. Under the terms of the amended agreement, the maturity was extended to June 2000 and the commitment fee and interest rate spreads were reduced.
     The Company has met the financial requirements to release collateral under the Revolving Credit Agreement upon delivery of the 1997 audited financial statements.
     The Credit Agreement contains several affirmative and negative covenants, regarding, among other items: the granting of liens, loans and guarantees; mergers and sales of certain assets; dividends and other payments in respect of capital stock; the maintenance of certain leverage and coverage ratios; and limitations on indebtedness and capital expenditures. The Company was in compliance with all covenants throughout 1997.
     The Company had no borrowings outstanding on its Revolver as of year ends 1997 and 1996 and the Term Loan was repaid during 1997.
     In March 1997, the Company issued, through a subsidiary, $335 million in Commercial Mortgage Pass Through Certificates ("CMBS"). The CMBS weighted average floating interest rate was LIBOR plus 47 basis points. Net proceeds were used to repay a portion of the Term Loan.
     In 1997, the Company continued to achieve significant improvement in liquidity and operating cash flow performance. At the Company's peak borrowing level in 1997, over $1.5 billion remained available for borrowings under its Revolver. In addition, cash flow from continuing operations improved by $141 million. Management believes that its current financing arrangements will be sufficient to meet the Company's liquidity needs for operations and capital demands.
  Net cash provided from continuing operations was $879 million in 1997 compared to $738 million in 1996.


                   Kmart Corporation 1997 Annual Report 19

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONT.)

     Net cash used for investing was $185 million in 1997 compared to $471 million in 1996. Cash used for investing in 1997 was primarily the result of $678 million in capital expenditures partially offset by the proceeds from sale leaseback transactions which occurred during the year, as well as proceeds from the sale of the Company's Canadian, Mexican and Builders Square operations. The Company continues to maintain property held for sale with a net book value of $307 million as of January 28, 1998. Cash used for investing in 1996 was the result of an increase in property held for sale of $632 million as a result of refinancing certain real estate debt and capital additions of $343 million. These items were partially offset by the receipt of proceeds from the sale of the Company's investment in Rite Aid common stock, the sale of its Czech and Slovak Republics operations and the IPO of TPH.
     Net cash used for financing was $564 million in 1997 compared to $974 million in 1996. Cash used for financing during 1997 was the result of paying down the Company's remaining balance on the Term Loan as well as payments on certain mortgages and medium term notes. These amounts were partially offset by the issuance of $335 million in CMBS securities. Cash used for financing in 1996 was the result of the refinancing of the Company's former credit facilities and certain real estate debt with net proceeds from the Term Loan, TCPS and Revolver.

RESTRUCTURING RESERVE STATUS

        In 1993, Kmart recorded a pretax charge of $904 million, $579 million after tax, primarily for anticipated costs associated with Kmart stores which were to be closed or relocated, enlarged or refurbished in the U.S. and Canada. The restructuring program was completed during fiscal 1997 with the cost of completing the plan approximating the original estimate. The following summarizes the reserve balance as of January 28, 1998.



                                          1997 Activity
                                        ----------------
                  Original                Net   Change in
($ Millions)      Reserve  1995   1996  Charges Estimate  1997
-------------------------------------------------------------
  Lease costs       $479    $397   $297  $(35)  $ (33)   $229
  Asset writedowns   148      23      5   (23)     18      --
  Inventory          201      79     12   (17)     15      10
  Other charges       76       9      4    (2)     --       2
                    ----    ----   ----  ----   -----    ----
                    $904    $508   $318  $(77)  $  --    $241
                    ====    ====   ====  ====   =====    ====


NET CHARGES DURING 1997, 1996 AND 1995 INCLUDED $19, $25 AND $32 MILLION FOR INTEREST EXPENSE ACCRETED, RESPECTIVELY.

     The primary components of the reserve consist of: cash outlays for future lease obligations once a store is closed until it can be assigned, bought-out or terminated, offset by any sublease income; asset writedowns relating to furniture and fixtures and leasehold improvements and inventory disposition costs. Changes in estimates are representative of management's assessments in the fourth quarters of 1997, 1996 and 1995 that based on actual experiences to date, certain charges would be higher than originally planned while others would be less than planned.

     Due to favorable sublease and termination experience for stores closed to date, Kmart lowered the estimate of net lease obligation costs for domestic and Canadian stores by $33 million in 1997. These favorable results have been offset by increased fixed asset disposition costs for domestic stores.
     Kmart anticipates that pretax cash outflows will approximate $70, $50 and $30 million in 1998 through 2000, respectively. At January 28, 1998, the total remaining gross lease obligations related to the U.S. Kmart 1993 restructuring plan aggregated approximately $1.1 billion, of which it is management's estimate, based upon historical results, approximately $800 million will be recovered primarily through subleasing. Kmart has discounted the future net cash flow using a 7% discount rate which resulted in an aggregate remaining effect of discounting of approximately $60 million. Future cash outlays are based upon management's estimate of the period of time between store closing and the ultimate disposition of the lease obligation, the remaining charge being substantially noncash in nature.

Other Matters

     The Company is currently working to resolve the potential impact of the Year 2000 on the processing of date-sensitive information by the Company's computerized information systems. The Year 2000 problem is the result of computer programs being written using two digits (rather than four) to define the applicable year. Any of the Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in miscalculations or system failures. Costs of addressing potential problems are estimated to be approximately $50 million and are not expected to have a material adverse impact on the Company's financial position, results of operations or cash flows in future periods. However, if the Company or its vendors are unable to resolve such processing issues in a timely manner, it could result in a material financial risk. Accordingly, the Company plans to devote the necessary resources to resolve all significant Year 2000 issues in a timely manner.

                   Kmart Corporation 1997 Annual Report 20

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






Martin E. Welch III
Martin E. Welch III
Senior Vice President
and Chief Financial Officer






REPORT OF INDEPENDENT ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
OF KMART CORPORATION

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Kmart Corporation and its subsidiaries at January 28, 1998 and January 29, 1997, and the results of their operations and their cash flows for each of the three years in the period ended January 28, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.






Price Waterhouse LLP
Price Waterhouse LLP
Detroit, Michigan
March 3, 1998



                   Kmart Corporation 1997 Annual Report 21

CONSOLIDATED STATEMENTS OF OPERATIONS



YEARS ENDED JANUARY 28, 1998, JANUARY 29, 1997 AND JANUARY 31, 1996
DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA                                         1997            1996             1995
-----------------------------------------------------------------------------------------------------------------------------
SALES                                                                          $  32,183         $  31,437        $  31,713
Cost of sales, buying and occupancy                                               25,152            24,390           24,675
                                                                               ---------         ---------        ---------
Gross margin                                                                       7,031             7,047            7,038
Selling, general and administrative expenses                                       6,136             6,274            6,876
Voluntary early retirement program                                                   114                --               --
Other (gains) losses                                                                  --               (10)              41
                                                                               ---------         ---------        ---------
Continuing income before interest, income taxes
  and dividends on convertible preferred securities of subsidiary                    781               783              121
Interest expense, net                                                                363               453              434
Income tax provision (credit)                                                        120                68              (83)
Dividends on convertible preferred securities of subsidiary,
  net of income taxes of $26 and $16                                                  49                31               --
                                                                               ---------         ---------        ---------
NET INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE
  EXTRAORDINARY ITEM                                                                 249               231             (230)
Loss from discontinued operations,
  net of income taxes of $(3) and $(139)                                              --                (5)            (260)
Loss on disposal of discontinued operations, net
  of income taxes of $(240) and $88                                                   --              (446)             (30)
Extraordinary loss, net of income taxes of $(27)                                      --                --              (51)
                                                                               ---------         ---------        ---------
Net income (loss)                                                              $     249         $    (220)       $    (571)
                                                                               =========         =========        =========
BASIC/DILUTED INCOME (LOSS) PER COMMON SHARE
  Continuing operations                                                        $     .51         $     .48        $    (.51)
  Discontinued operations                                                             --              (.01)            (.57)
  Loss on disposal of discontinued operations                                         --              (.92)            (.06)
  Extraordinary item                                                                  --                --             (.11)
                                                                               ---------         ---------        ---------
  Net income (loss)                                                            $     .51         $    (.45)       $   (1.25)
                                                                               =========         =========        =========

Basic weighted average shares (millions)                                           487.1             483.6            459.8
Diluted weighted average shares (millions)                                         491.7             486.1            459.9



SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.








                    Kmart Corporation 1997 Annual Report 22


CONSOLIDATED BALANCE SHEETS

AS OF JANUARY 28, 1998 AND JANUARY 29, 1997
DOLLARS IN MILLIONS                                                                                    1997            1996
---------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                                                                              $   498      $   406
Merchandise inventories                                                                                  6,367        6,354
Other current assets                                                                                       611          973
Total current assets                                                                                     7,476        7,733
                                                                                                       -------      -------
Property and equipment, net                                                                              5,472        5,740
Property held for sale or financing                                                                        271          200
Other assets and deferred charges                                                                          339          613
                                                                                                       -------      -------
Total Assets                                                                                           $13,558      $14,286
                                                                                                       =======      =======
CURRENT LIABILITIES
Long-term debt due within one year                                                                     $    78      $   156
Trade accounts payable                                                                                   1,923        2,009
Accrued payroll and other liabilities                                                                    1,064        1,298
Taxes other than income taxes                                                                              209          139
                                                                                                       -------      -------
Total current liabilities                                                                                3,274        3,602

Long-term debt and notes payable                                                                         1,725        2,121
Capital lease obligations                                                                                1,179        1,478
Other long-term liabilities                                                                                965        1,013
Company obligated mandatorily redeemable convertible preferred securities of a subsidiary trust holding solely 7-3/4% convertible junior subordinated
  debentures of Kmart (redemption value of $1,000)                                                         981          980
Common stock, $1 par value, 1,500,000,000 shares authorized;
  488,811,271 and 486,996,145 shares issued, respectively                                                  489          486
Capital in excess of par value                                                                           1,620        1,608
Retained earnings                                                                                        3,343        3,105
Treasury shares and restricted stock                                                                       (15)         (37)
Foreign currency translation adjustment                                                                     (3)         (70)
                                                                                                       -------      -------
Total Liabilities and Shareholders' Equity                                                             $13,558      $14,286
                                                                                                       =======      =======



SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.




                    Kmart Corporation 1997 Annual Report 23

CONSOLIDATED STATEMENTS OF CASH FLOWS


<Caption
YEARS ENDED JANUARY 28, 1998, JANUARY 29, 1997 AND JANUARY 31, 1996
DOLLARS IN MILLIONS                                                                   1997           1996             1995
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss) from continuing operations                                   $     249       $      231      $    (230)
  Adjustments to reconcile net income (loss) from continuing operations to net cash provided by (used for) operating activities:
        Depreciation and amortization                                                  660              654            685
        Voluntary early retirement program                                             114               --             --
        Cash used for store restructuring and other charges                           (105)            (129)          (171)
        (Increase) decrease in inventories                                             (31)            (349)           222
        Increase (decrease) in trade accounts payable                                  (86)             215           (609)
        Deferred income taxes and taxes payable                                         72              228           (296)
        Increase (decrease) in other long-term liabilities                             (27)            (194)             9
        Changes in certain assets, liabilities and other items                          33               82            293
                                                                                 ---------       ----------      ---------
  Net cash provided by (used for) continuing operations                                879              738            (97)
  Net cash provided by (used for) discontinued operations                              (38)              30            (92)
                                                                                 ---------       ----------      ---------
NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES                                   841              768           (189)
                                                                                 ---------       ----------      ---------
Cash Flows From Investing Activities
  Decrease (increase) in property held for sale or financing                           262             (632)          (474)
  Proceeds from divestitures                                                           133              434          1,479
  Proceeds from real estate financing and other                                        158               27            179
  Other, net                                                                           (60)              43           (244)
  Capital expenditures                                                                (678)            (343)          (540)
                                                                                 ---------       ----------      ---------
NET CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES                                  (185)            (471)           400
                                                                                 ---------       ----------      ---------

Cash Flows From Financing Activities
  Proceeds from issuance of long-term debt and notes payable                           337            1,202          1,948
  Change in common stock                                                                37               34              3
  Proceeds from issuance of convertible preferred securities                            --              971             --
  Dividends paid                                                                        --               --           (283)
  Refinancing costs related to long-term debt and notes payable                        (15)            (212)            --
  Payments on capital lease obligations                                               (112)            (114)          (160)
  Payments on long-term debt                                                          (811)          (2,855)          (983)
                                                                                 ---------       ----------      ---------
NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES                                  (564)            (974)           525
                                                                                 ---------       ----------      ---------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                    92             (677)           736
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                           406            1,083            347
                                                                                 ---------       ----------      ---------
Cash and cash equivalents, end of year                                           $     498       $      406      $   1,083
                                                                                 =========       ==========      =========





SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.



                   Kmart Corporation 1997 Annual Report 24

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                       SERIES B, C                                    TREASURY SHARES
                                                          AND D                  CAPITAL              AND PERFORMANCE     FOREIGN
                                                       CONVERTIBLE              IN EXCESS             RESTRICTED STOCK    CURRENCY
                                                        PREFERRED     COMMON     OF PAR    RETAINED      DEFERRED       TRANSLATION
DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA               STOCK        STOCK      VALUE     EARNINGS    COMPENSATION     ADJUSTMENT
-----------------------------------------------------------------------------------------------------------------------------------
Balance at January 25, 1995                            $   132      $   465    $ 1,505     $ 4,074       $   (86)       $     (58)

Net loss for the year                                                                         (571)
Cash dividends declared:
  Common, $.36 per share                                                                      (165)
  Series C convertible preferred                                                                (6)
Common issued from redemption
  of Series C and D convertible preferred                 (132)          20        112
Foreign currency translation adjustment                                                                                        (6)
Other                                                                     1          7          (6)           (6)

                                                       -------      -------    -------     -------       -------        ---------
Balance at January 31, 1996                                 --          486      1,624       3,326           (92)             (64)

Net loss for the year                                                                         (220)
Treasury shares reissued to retirement
  savings plan                                                                     (19)                       53
Foreign currency translation adjustment                                                                                        (6)
Other                                                                                3          (1)            2
                                                       -------      -------    -------     -------       -------        ---------
Balance at January 29, 1997                                 --          486      1,608       3,105           (37)             (70)

Net income for the year                                                                        249
Treasury shares reissued to retirement
  savings plan                                                                      (4)                       23
Foreign currency translation adjustment                                                                                        67
Other                                                                     3         16         (11)           (1)
                                                       -------      -------    -------     -------       -------        ---------
Balance at January 28, 1998                            $    --      $   489    $ 1,620     $ 3,343       $   (15)       $      (3)
                                                       =======      =======    =======     =======       =======        =========





PREFERRED STOCK, AUTHORIZED 10,000,000 SHARES, NO PAR VALUE.
SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.



                    Kmart Corporation 1997 Annual Report 25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

1) Summary of Significant Accounting Policies
     The significant accounting policies followed by Kmart Corporation and subsidiaries ("the Company" or "Kmart") in the preparation of these financial statements, are summarized below.
     Nature of Operations: The Company's operations consist principally of discount department stores located in all 50 states, Puerto Rico, the U.S. Virgin Islands and Guam. Kmart's equity investment consists of 49% of substantially all of the Meldisco subsidiaries of Footstar, Inc. ("FTS"), which operate the footwear departments in Kmart stores.
     Basis of Consolidation: Kmart includes all majority owned subsidiaries in the consolidated financial statements. Investments in affiliated retail companies owned 20% or more are accounted for by the equity method. Intercompany transactions and accounts have been eliminated in consolidation.
     Fiscal Year: The Company's fiscal year ends on the last Wednesday in January. Fiscal years 1997 and 1996 each consisted of 52 weeks and ended on January 28, 1998 and January 29, 1997, respectively. Fiscal year 1995 consisted of 53 weeks and ended on January 31, 1996.
     Cash: Cash and cash equivalents include all highly liquid investments with maturities of three months or less. Included in cash and cash equivalents are temporary investments of $241 and $131, at year end 1997 and 1996, respectively.
     Inventories: Inventories are stated at the lower of cost or market, primarily using the retail method. The last-in, first-out (LIFO) method, utilizing internal inflation indices, was used to determine the cost for $5,990, $5,883 and $5,518 of inventory as of year end 1997, 1996 and 1995, respectively. Inventories valued on LIFO were $457, $440 and $485 lower than amounts that would have been reported using the first-in, first-out (FIFO) method at year end 1997, 1996 and 1995, respectively.
     Property and Equipment: Property and equipment are recorded at cost, less any impairment losses. Capitalized amounts include expenditures which materially extend the useful lives of existing facilities and equipment. Expenditures for owned properties, which Kmart intends to sell and lease back within one year, are included in other current assets, and those with expected transaction dates extending beyond one year are included in property held for sale or financing.
     Depreciation and Amortization: Depreciation and amortization, including amortization of property held under capital leases, are computed based upon the estimated useful lives of the respective assets using the straight-line method for financial statement purposes and accelerated methods for tax purposes. The general range of lives are 25 to 50 years for buildings, 5 to 25 years for leasehold improvements, and 3 to 17 years for furniture and fixtures.
     Financial Instruments: Cash and cash equivalents, accounts receivable, trade accounts payable and accrued liabilities are reflected in the financial statements at cost which approximates fair value. The fair value of the Company's debt and other financial instruments are discussed in Notes 8 and 10.
     Foreign Currency Translations: Foreign currency assets and liabilities are translated into U.S. dollars at the exchange rates in effect at the balance sheet date, and revenue and expenses are translated at average exchange rates during the period.
     Stock-Based Compensation: The Company has elected under the provisions of Statement of Financial Accounting Standards No. 123 ("FAS 123") to continue using the intrinsic value method of accounting for employee stock based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees".
     Pre-Opening and Closing Costs: Costs associated with the opening of a new store are expensed during the first full month of operations. When the decision to close a retail unit is made, any future net lease obligation and nonrecoverable investment in fixed assets directly related to discontinuance of operations are expensed.
     Advertising Costs: Advertising costs, net of co-op recoveries from vendors, are expensed the first time the advertising occurs and amounted to $420, $385 and $459 in 1997, 1996 and 1995, respectively.
     Income Taxes: Deferred income taxes are provided for temporary differences between financial statement and taxable income. Kmart accrues U.S. and foreign taxes payable on all of the earnings of subsidiaries, except with respect to earnings that are intended to be permanently reinvested, or are expected to be distributed free of additional tax by operation of relevant statutes currently in effect and by utilization of available tax credits and deductions.
     Earnings (Loss) Per Common Share: Effective for its January 28, 1998 consolidated financial statements, Kmart adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share," ("FAS 128"). FAS 128 replaces the presentation of primary earnings per share ("EPS") and fully diluted EPS with a presentation of basic EPS and diluted EPS, respectively.
     Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     Reclassifications: Certain reclassifications of prior year amounts have been made to conform to the 1997 presentation.





                   Kmart Corporation 1997 Annual Report 26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

2)  Subsequent Events
     In February 1998, the Company's minority interest in Kmart Canada Co. was purchased by Hudson's Bay Co. Under the terms of the purchase, Kmart will receive approximately $8 for its remaining equity interest in Kmart Canada Co., along with $79 for repayment of its note and debentures.
     In the first quarter of 1998, the Company's requirement to maintain collateral under the revolving credit facility will be eliminated.

3)  Discontinued Operations and Dispositions
     Discontinued operations for 1997 include Builders Square, Inc. ("Builders Square"). Discontinued operations for 1996 and prior, include Builders Square, Borders Group, Inc. ("Borders Group"), OfficeMax, Inc. ("OfficeMax"), The Sports Authority, Inc. ("The Sports Authority"), Thrifty PayLess Holdings, Inc. ("TPH"), Coles Myer, Ltd. ("Coles Myer"), and Furr's/Bishop's, Inc. ("Furr's").

1997 Activity
     During the first and second quarters of 1997, the Company completed the sale of its interests in the Mexico and Canada operations, respectively. Under the terms of the Mexico agreement the Company received $74, which approximated the book value of its interest. Under the terms of the Canada agreement, the Company received $54 in cash, a $76 note receivable and retained a 12.5% non-voting equity interest. The net proceeds from the sale approximated book value.
     In the third quarter of 1997, the Company completed the sale of substantially all of the assets of its subsidiary, Builders Square, to an affiliate of Leonard Green & Partners, L.P. The net proceeds from the sale approximated book value.

1996 Activity
     During the first half of 1996, the Company received $70 from the sale of approximately 33% of its investment in the common stock of TPH and revalued its remaining investment by recording a $61 loss from discontinued operations, net of income taxes. In the fourth quarter, Rite Aid Corporation ("Rite Aid") merged TPH into Rite Aid and exchanged 0.65 of its shares for each share of TPH. Kmart sold its Rite Aid shares received resulting in net proceeds of approximately $257 and a pretax gain of $108, which was included in other gains and losses.
     In the first quarter, the Company completed the sale of its store operations in the Czech and Slovak Republics and received net proceeds of $115.
    In the fourth quarter of 1996, the Company recorded a $385 after tax charge as a result of its plan to dispose of Builders Square. This charge was included in loss on disposal of discontinued operations. The Company also recorded a pretax charge of $98, relating to the anticipated losses on the disposal of its international operations. This charge was included in other gains and losses.

1995 Activity
     Borders Group's initial public offering ("IPO") was completed in the second quarter of 1995. In this IPO, Kmart sold 87% of its equity interest in Borders Group for net proceeds of approximately $493. Borders Group purchased Kmart's remaining 13% interest in the second quarter which resulted in net proceeds of approximately $73. The effect of these transactions was an after tax loss of $185.
     OfficeMax completed the public offering of Kmart's remaining equity interest in the second quarter. Kmart received net proceeds of approximately $360 and recorded an after tax gain of $107.
     The Sports Authority completed the public offering of Kmart's remaining equity interest in the third quarter. Kmart received approximately $151 in net proceeds and recorded an after tax gain of $48.
     In the fourth quarter, Kmart sold the assets of its automotive service centers to Penske Auto Centers, Inc. for $84. Under the terms of the agreement, the centers continue to operate at Kmart locations in exchange for various rents and fees for services provided by Kmart.
     The Company also sold certain senior notes of TPH acquired in 1993 in connection with the sale of PayLess Drug Stores Northwest, Inc., for approximately $102.
     In the fourth quarter of 1995, the Company and its subsidiaries adopted Financial Accounting Standard No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("FAS 121"). Based on management's considerations of the current and expected operating cash flow together with a judgment as to the fair value the Company could receive upon the sale of its investments in certain international operations, the Company recorded a $162 pretax charge, $150 after tax, which was included in other gains and losses. In addition, Builders Square recorded an after tax charge of $240 related to its adoption of FAS 121.



                   Kmart Corporation 1997 Annual Report 27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

4)   Restructuring and Other Charges
     In 1993, the Board of Directors approved a restructuring plan. The restructuring provision of $904 included anticipated costs associated with Kmart stores which were to be closed and relocated, enlarged or refurbished in the U.S. and Canada. These costs included lease obligations for store closings as well as fixed asset writedowns and inventory dispositions.
     Cash costs related to the 1993 restructuring reserve amounted to $105, $129 and $117 for 1997, 1996 and 1995, respectively. Noncash charges were $28, $61 and $134 for the same periods, respectively. The remaining restructuring obligation is included primarily in "other long-term liabilities" in the consolidated balance sheets.
     In 1995, the Company entered into agreements whereby holders of approximately $550 of certain real estate related debt agreed to eliminate put features which would have required Kmart to purchase the debt from the holders if Kmart's long-term debt rating was lowered to non-investment grade. In the fourth quarter of 1995, the Company recorded an extraordinary noncash charge of $51, net of income taxes, relating to various expenses and make whole premiums payable under such agreements.

5)  Property and Equipment


                                              YEAR END
                                        ----------------------
                                          1997         1996
--------------------------------------------------------------
Property owned:
  Land                                 $   319       $   346
  Buildings                                822           995
  Leasehold improvements                 1,834         1,470
  Furniture and fixtures                 4,832         5,050
  Construction in progress                  60            87
                                       -------       -------
Total owned                              7,867         7,948
Property under capital leases            2,264         2,820
                                       -------       -------
                                        10,131        10,768
Less-accumulated depreciation
  and amortization:
  Property owned                        (3,427)       (3,487)
  Property under capital leases         (1,232)       (1,541)
                                       -------       -------
Total                                  $ 5,472       $ 5,740
                                       =======       =======

The following table provides a breakdown of the number of stores leased compared to owned:

                                                 YEAR END
                                          ---------------------
                                               1997     1996
---------------------------------------------------------------
Number of U.S.Kmart Stores Owned                105      118
Number of U.S.Kmart Stores Leased             2,031    2,016


6)   Investments in Affiliated Retail Companies
     All Kmart footwear departments are operated under license agreements with the Meldisco subsidiaries of FTS, substantially all of which are 49% owned by Kmart and 51% owned by FTS. Income earned under various agreements was $210, $211 and $220, in 1997, 1996 and 1995, respectively. The Company received dividends from Meldisco in 1997, 1996 and 1995 of $36, $64 and $52, respectively.


                                            FISCAL YEAR
                              -----------------------------------
MELDISCO INFORMATION                1997      1996       1995
-----------------------------------------------------------------
Net sales                      $   1,142  $  1,109  $   1,141
Gross profit                         491       476        487

Net income                            74        74         79

Inventory                      $     142  $    134  $     135
Other current assets                  17        24         74
Non-current assets                    --         1          1
                               ---------  --------  ---------
Total assets                         159       159        210
Current liabilities                   24        25         15
                               ---------  --------  ---------
Net assets                     $     135  $    134  $     195
                               =========  ========  =========
Equity of Kmart                $      65  $     65  $      94
                               =========  ========  =========

Unremitted earnings included in consolidated retained earnings were $42, $41 and $72 at year end 1997, 1996 and 1995, respectively.

7)   Other Commitments and Contingencies
     Kmart has outstanding guarantees for property leased by certain formerly owned subsidiaries as follows:

                                                Gross
                         Present Value          Lease
                            at 7%         --------------------
                            1997           1997         1996
--------------------------------------------------------------
Furr's                   $     134      $     193  $     199
Borders Group                  114            205        218
Office Max                     111            168        186
The Sports Authority           250            424        453
Builders Square                849          1,568      1,655
                         ---------      ---------  ---------
Total                    $   1,458      $   2,558  $   2,711
                         =========      =========  =========

     As of January 28, 1998, Kmart has guaranteed $139 of indebtedness of other parties related to certain of its leased properties financed by industrial revenue bonds. These agreements expire from 2004 through 2009.
     There are various claims, lawsuits and pending actions against Kmart incident to its operations. It is the opinion of management that the ultimate resolution of these matters will not have a material adverse effect on Kmart's liquidity, financial position or results of operations.






                   Kmart Corporation 1997 Annual Report 28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

8)  LONG-TERM DEBT AND NOTES PAYABLE

                                                YEAR END
               FISCAL YEAR  INTEREST       -------------------
TYPE            MATURITY     RATES           1997       1996
----------------------------------------------------------------------------
Term loan         1997        7.8%      $      --   $    600
Debentures      2005-2023  7.8%-12.5%         967        995
Medium-term
  notes         1998-2020   6.8%-9.8%         512        682
CMBS              2002      Floating          324         --
                                        ---------   --------

Total                                       1,803      2,277
Current portion                               (78)      (156)
                                        ---------   --------
Long-term debt                          $   1,725   $  2,121
                                        =========   ========

     In the first quarter of 1997, the Company transferred to Troy CMBSProperty, L.L.C., an affiliated Delaware limited liability company, 81 store properties (the "Properties") with a net book value of $964 which were then leased back to the Company. Simultaneously with such transfer of the Properties, Troy CMBS Property, L.L.C. completed a $335 offering of commercial mortgage pass through certificates, secured by mortgages on the Properties. The mortgages and the mortgage notes have been purchased by Kmart CMBS Financing, Inc., a Delaware corporation wholly owned by the Company, and assigned to the trustee of the security holders.
     The mortgage loan is subject to monthly payments of interest and principal, according to a schedule which amortizes the initial outstanding principal amount over approximately 15 years with a balloon payment of approximately $261 on the scheduled maturity date in February 2002. The CMBSweighted average interest rate is 1 month LIBOR plus 47 basis points.
     In the second quarter of 1996, the Company entered into a $3.7 billion credit agreement with a group of financial institutions which provides for (i) a three year $2.5 billion secured revolving credit facility ("Revolver") and (ii) a three year $1.2 billion secured term loan ("Term Loan"). The Term Loan was repaid in full in March 1997.
     In the second quarter of 1997, the revolving credit agreement was amended to extend the maturity to June 2000, and reduce the commitment fee and interest rate spreads to 0.3% and LIBORplus 125 basis points, respectively. Based on the Company's continued improved performance during 1997, the commitment fee and interest rate spreads were further reduced to 0.25% and LIBORplus 100 basis points.
     The Company has met the financial requirements to release collateral under the revolving credit agreement upon delivery of the 1997 audited annual financial statements.
     The Revolver contains certain affirmative and negative covenants customary to these types of agreements. The Company is in compliance with all such covenants.
     As of January 28, 1998 and January 29, 1997, there were no outstanding amounts under the Revolver.
     Based on the quoted market prices for the same or similar issues or on the current rates offered to Kmart for debt of the same remaining maturities, the fair value of long-term debt was approximately $1,817 at year end 1997, and approximated book value at year end 1996.
     The principal maturities of long-term debt for the five years subsequent to 1997 are: 1998-$78, 1999-$77, 2000-$73, 2001-$68, 2002-$357 and 2003 and
later-$1,150.
     Cash paid for interest was $333, $459 and $467 in 1997, 1996 and 1995, respectively.

9)  Leases
     Kmart conducts operations primarily in leased facilities. Kmart store leases are generally for terms of 25 years with multiple five-year renewal options which allow the Company the option to extend the life of the lease up to 50 years beyond the initial noncancelable term.
     Selling space has been sublet to other retailers, including Penske Auto Centers, Inc. and the Meldisco subsidiaries of FTS, in certain of Kmart's leased facilities.


                                  Minimum Lease Commitments
                                  -------------------------
As of January 28, 1998             Capital        Operating
----------------------------------------------------------------------------
Fiscal Year:
  1998                          $     286        $     528
  1999                                274              516
  2000                                258              505
  2001                                247              499
  2002                                238              486
  Later years                       2,052            6,232
                                ---------        ---------
Total minimum lease payments        3,355            8,766
Less-minimum sublease income           --           (3,631)
                                ---------        ---------
Net minimum lease payments          3,355        $   5,135
                                                 =========
Less:
  Estimated executory costs          (926)
  Amount representing interest     (1,163)
                                ---------
                                    1,266
Current                               (87)
                                ---------
Long-term                       $   1,179
                                =========



RENT EXPENSE                  1997           1996        1995
----------------------------------------------------------------------------
Minimum rentals               $ 673          $ 642       $ 649
Percentage rentals               39             36          35
Less-sublease rentals          (234)          (236)       (232)
                              -----          -----       -----
Total                         $ 478          $ 442       $ 452
                              =====          =====       =====


     Kmart incurred capital lease obligations to obtain store facilities and equipment of $9 and $21 in 1997 and 1995, respectively. There were no capital lease obligations incurred in 1996.




                   Kmart Corporation 1997 Annual Report 29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

10) Convertible Preferred Securities
     In June 1996, a trust sponsored and wholly owned by the Company issued 20,000,000 shares of trust convertible preferred securities ("Preferred Securities"), the proceeds of which were invested by the trust in $1 billion aggregate principal amount of the Company's newly issued 7-3/4% Convertible Junior Subordinated Debentures ("Debentures"). The Preferred Securities accrue and pay cash distributions quarterly at a rate of 7-3/4% per annum of the stated liquidation amount of $50 per Preferred Security. Kmart has guaranteed, on a subordinated basis, distributions and other payments due on the Preferred Securities.
     The Preferred Securities are convertible at the option of the holder at any time at the rate of 3.3333 shares of Kmart common stock for each Preferred Security, and are mandatorily redeemable upon the maturity of the Debentures on June 15, 2016, or to the extent of any earlier redemption of any Debentures by Kmart and are callable beginning June 15, 1999.
     Based on the quoted market prices, the fair value of the Preferred Securities was approximately $1,040 as of year end 1997, and approximated book value at year end 1996.

11)  Income Taxes



INCOME (LOSS) BEFORE
INCOME TAXES                 1997           1996         1995
---------------------------------------------------------------
U.S.                      $  390          $  351       $  (114)
Foreign                       28             (21)         (199)
                          ------          ------       -------
Total                     $  418          $  330       $  (313)
                          ======          ======       =======

INCOME TAX
PROVISION (CREDIT)            1997         1996          1995
---------------------------------------------------------------
Current:
  Federal                 $  (126)        $   54       $  (164)
  State and local              (5)             5            --
  Foreign                      11             17            (3)
                          -------         ------       -------
                             (120)            76          (167)

Deferred:
  Federal                     240             (7)           96
  Foreign                      --             (1)          (12)
                          -------         ------       -------

Total                     $   120        $    68       $   (83)
                          =======        =======       =======



EFFECTIVE TAX RATE
RECONCILIATION                 1997         1996          1995
---------------------------------------------------------------
Federal income
  tax rate                     35.0%        35.0%      (35.0%)
State and local taxes,
  net of federal tax benefit   (0.8)         0.9          --
Tax credits                    (1.9)          --        (2.5)
Equity in net income
  of affiliated companies      (2.3)        (3.1)       (3.4)
Valuation allowance              --           --        18.4
International tax rate
  and basis differential         --        (13.9)       (4.2)
Other                          (1.3)         1.6         0.1
                              -----        -----      ------
                               28.7%        20.5%      (26.6%)
                              =====        =====      ======



                                                YEAR END
DEFERRED TAX                             --------------------
ASSETS AND LIABILITIES                    1997           1996
-------------------------------------------------------------
Deferred tax assets:
  Federal benefit for
      state and foreign taxes           $   27         $   28
  Discontinued operations                  135            413
  Accruals and other liabilities           258            174
  Capital leases                           101            132
  Store restructuring                       94            136
  Other                                    182            129
                                        ------         ------
Total deferred tax assets                  797          1,012
                                        ------         ------

Deferred tax liabilities:
  Inventory                                272            281
  Property and equipment                   417            455
  Valuation allowance                       --             50
  Other                                     23              9
                                        ------         ------

Total deferred tax liabilities             712            795
                                        ------         ------
Net deferred tax assets                 $   85         $  217
                                        ======         ======


     The Company has available alternative minimum tax credit carryforwards of approximately $137 which may be carried forward indefinitely.

     Cash paid (received) for income taxes was $7, $(238), and $80 in 1997, 1996 and 1995, respectively.

12)  Common and Treasury Stock



SHARES (000's)                         1997      1996      1995
-----------------------------------------------------------------
Common Shares:
  Beginning of the year              486,996    486,511   464,550
  Sold under stock option plan         1,469         49       171
  Issued under performance
   restricted stock plan               1,220        420       504
   Issued under directors stock plan       5         21         9
  Issued from redemption of Series
   C and D convertible preferred          --         --    21,314
  Forfeited or withheld under
   performance restricted stock plan    (879)        (5)      (37)
                                     -------    -------   -------
  End of the year                    488,811    486,996   486,511
                                     =======    =======   =======
Treasury Shares:
  Beginning of the year                2,261      5,883     5,883
  Reissued shares for
   the retirement savings plan        (1,635)    (3,622)       --
                                     -------    -------   -------
  End of the year                        626      2,261     5,883
                                     =======    =======   =======

     As of the end of 1997, the Board of Directors has approved the repurchase of 2,000,000 shares of Kmart common stock to be used to fund the Retirement Savings Plan and other employee benefit plans or trusts.





                   Kmart Corporation 1997 Annual Report 30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

13)  Pension Plans
     In the fourth quarter of 1997, the Company announced a Voluntary Early Retirement Program for certain Kmart hourly associates over 45 years of age with at least 10 years of service by December 31, 1997. Of the 28,785 Kmart associates eligible for this program, 11,587 accepted the early retirement offer, and the Company recorded a charge of $114, ($81 after tax). Payouts under this program will be fully funded through existing pension plan assets.
     Prior to 1996, U.S. Kmart had defined benefit pension plans covering eligible associates who met certain requirements of age, length of service and hours worked per year. Effective January 31, 1996, the pension plans were frozen and associates no longer earn additional benefits under the plans. As a result of freezing the plans, the Company recorded a pretax curtailment gain of $121, included in other gains and losses, in the first quarter of 1995.
     Benefits paid to retirees are based upon age at retirement and years of credited service and earnings as of January 31, 1996. Kmart's policy is to fund at least the minimum amounts required by the Employee Retirement Income Security Act of 1974. The plans' assets consist primarily of equity securities, fixed income securities and real estate. Kmart contributed $6 to its principal pension plan during fiscal 1995. No contributions were made in fiscal 1997 or 1996. The total consolidated pension expense (income) was $(63), $(32) and $42 in 1997, 1996 and 1995, respectively.
     The following tables summarize the funded status, components of pension cost and actuarial assumptions for Kmart's employee pension plans.



                                                   YEAR END
                                           ---------------------------------
                                               1997        1996
----------------------------------------------------------------------------
Actuarial value of benefit obligations:
  Present value of vested benefits         $ (1,927)    $ (1,699)
  Present value of non-vested benefits         (128)         (92)
                                           --------     --------
  Projected benefit obligation (PBO)         (2,055)      (1,791)
Market value of assets                        2,219        1,974
Voluntary early retirement lump
  sum payout                                   (277)          --
                                           --------     --------
Plan assets over (under) PBO                   (113)         183
Unrecognized transition asset                   (63)         (80)
Unrecognized (gain) loss                         72         (157)
                                           --------     --------
Accrued pension costs                      $   (104)    $    (54)
                                           ========     ========


PENSION COST (INCOME)                          1997         1996      1995
----------------------------------------------------------------------------
  Normal service cost                      $     --     $     --    $    51
  Interest cost on PBO                          139          132        133
  Return on assets                             (334)        (273)      (378)
  Net amortization and
   deferral                                     132          100        232
                                           --------     --------    -------
  Total                                    $    (63)    $    (41)   $    38
                                           ========     ========    =======
Actuarial assumptions:
  Discount rates                               6.75%        7.75%      7.25%
  Expected return                             10.00%        9.50%      9.50%
  Salary increases                               --           --       4.50%


     The Company has a non-qualified plan for directors and officers which was unfunded as of year end 1997 and 1996. Total benefits under the plan totaled $36 and $35, at the end of 1997 and 1996, respectively.

14)  Other Postretirement and Postemployment
     Benefit Plans
     Full-time associates who have worked 10 years and who have retired after age 55, have the option of participation in Kmart's medical plan until age 65. The plan is contributory, with retiree contributions adjusted annually. The accounting for the plan anticipates future cost-sharing changes that are consistent with Kmart's expressed intent to increase the retiree contribution rate annually. The accrued postretirement benefit costs were $70 and $78 at the end of 1997 and 1996, respectively.

15)  Retirement Savings Plan
     The Retirement Savings Plan provides that associates of Kmart who have completed six months of service can invest from 1% to 16% of their earnings in the associate's choice of various investments. For each dollar the participant contributes, up to 6% of earnings, Kmart will contribute an additional 50 cents which is invested in the Employee Stock Ownership Plan.
     The Retirement Savings Plan has a profit sharing feature whereby the Company makes contributions based on profits, with minimum yearly contributions required of $30. Kmart's expense related to the Retirement Savings Plan was $69 in 1997 and $71 in both 1996 and 1995.





                   Kmart Corporation 1997 Annual Report 31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

16)  Stock Option Plans
     The Company applies APB Opinion 25 and related interpretations in accounting for its stock option and restricted stock plans. Accordingly, no compensation cost has been recognized for its stock based compensation plans.
     Had the compensation cost for the Company's stock based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FAS 123, the Company's net income would have been reduced by $27, $22 and $3 for 1997, 1996 and 1995, respectively, and earnings per share would have been reduced by $0.06, $0.05 and $0.01 for 1997, 1996 and 1995, respectively. To determine these amounts, the fair value of each stock option has been estimated on the date of the grant using a Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995, respectively: expected volatility of .3902, .3788 and .2980, dividend yield of 0%, risk-free interest rates of 6.47%, 6.05% and 5.98%; and expected lives of 5 years. The weighted-average fair value per share of options granted in 1997, 1996 and 1995 were $5.37, $3.37 and $4.52, respectively. Options vest over 3 years on a graduated basis with a term of 10 years.
     Under the Performance Restricted Stock Plan, the Board of Directors may grant awards of common stock to officers and other key employees of Kmart and its subsidiaries. As of January 28, 1998, there were awards for 3,240,000 shares outstanding and shares available for grant of 155,278.


STOCK OPTION PLANS (000'S)         SHARES      OPTION PRICE
----------------------------------------------------------------
January 31, 1996
  Outstanding                      26,466      $6.31 - $26.03
  Granted                          14,303       7.00 -  12.50
  Exercised                           (49)          7.81
  Forfeited                       (23,753)      6.31 -  26.03
                                 --------
January 29, 1997
  Outstanding                      16,967       6.31 -  26.03
  Granted                           7,233      10.79 -  14.85
  Exercised                        (1,507)      7.81 -  12.38
  Forfeited                        (1,705)      7.81 -  21.94
                                 --------
January 28, 1998
  Outstanding                      20,988       6.31 -  26.03
  Exercisable                       5,539       7.81 -  26.03
  Available for grant              22,903

17)  Quarterly Financial Information (Unaudited)
     Earnings per share amounts for each quarter are required to be computed independently and may not equal the amount computed for the total year.


--------------------------------------------------------------------------
1997                            First     Second     Third        Fourth
--------------------------------------------------------------------------
Sales                        $  7,263   $  7,846  $   7,315   $     9,759
Cost of sales                   5,637      6,197      5,683         7,635
Net income from
  continuing operations            14         31         18           186
Net income                         14         31         18           186
Basic Earnings per share
  Continuing                 $    .03   $    .06  $     .04   $       .38
  Net                             .03        .06        .04           .38
Diluted Earnings per share
  Continuing                 $    .03   $    .06  $     .04   $       .35
  Net                             .03        .06        .04           .35
Common stock price
  High                       $ 13-5/8   $ 14-1/2  $ 15-1/16   $  13-13/16
  Low                          10-5/8     10-3/8     11-3/8        10-5/8


------------------------------------------------------------------------------
1996                                 FIRST       SECOND     THIRD     FOURTH
------------------------------------------------------------------------------
Sales                             $  6,975     $  7,566 $   7,212 $    9,684
Cost of sales                        5,398        5,875     5,528      7,589
Net income (loss) from
  continuing operations                (36)          23         8        236
Net income (loss)                      (99)          34         9       (164)
Basic Earnings (loss) per share
  Continuing                      $   (.08)    $    .05 $     .02 $      .49
  Net                                 (.21)         .07       .02       (.34)
Diluted Earnings (loss) per share
  Continuing                      $   (.08)    $    .05 $     .02 $      .45
  Net                                 (.21)         .07       .02       (.27)
Common stock price
  High                            $ 10-5/8     $     14 $  11-1/8 $   11-3/8
  Low                                6-5/8        9-3/4     9-1/4      9-1/2

     The Preferred Securities were not included in the calculation of diluted EPS for the first, second and third quarters of 1997, and for the second and third quarters of 1996 due to the anti-dilutive effect on EPS if converted. Had the Preferred Securities been included in the calculation, Diluted EPS would have been higher by $0.02 for all respective quarters except the second quarter of 1996 which would have been $0.01 higher and would have been $0.02 higher for fiscal 1997 and 1996.
         As of January 28, 1998, there were approximately 90,000 Kmart common shareholders of record. In addition, there were approximately 365,000 street name holders of Kmart common stock. Kmart common stock is listed on the New York, Pacific and Chicago stock exchanges (trading symbol KM).




                   Kmart Corporation 1997 Annual Report 32