Form 10-K, Exhibit 13
period 1999-01-27
KMART CORP
filed 1999-04-15
CIK 56824

CONSOLIDATED SELECTED FINANCIAL DATA                                  EXHIBIT 13


Dollars in millions, except per share data                         1998          1997          1996          1995        1994
--------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS (1)
Sales                                                            $ 33,674     $ 32,183      $ 31,437      $ 31,713     $ 29,563
Comparable sales %                                                    4.8%         4.8%          2.5%          5.5%         1.5%
Total sales %                                                         4.6%         2.4%         (0.9%)         7.3%         5.4%
U.S. Kmart total sales %                                              5.6%         5.0%         (0.2%)         7.2%         5.3%
Cost of sales, buying and occupancy                                26,319       25,152        24,390        24,675       22,331
Selling, general and administrative expenses                        6,245        6,136         6,274         6,876        6,651
Interest expense, net                                                 293          363           453           434          479
Continuing income (loss) before income taxes                          798          418           330          (313)         102
Net income (loss) from continuing operations(2)                       518          249           231          (230)          96
Net income (loss)                                                     518          249          (220)         (571)         296

PER SHARE OF COMMON
Basic continuing income (loss)                                   $   1.05     $   0.51      $   0.48      $  (0.51)    $   0.20
Diluted continuing income (loss)(3)                              $   1.01     $   0.51      $   0.48      $  (0.51)    $   0.19
Dividends declared                                                     --           --            --      $   0.36     $   0.96
Book value                                                       $  12.12     $  11.15      $  10.51      $  10.99     $  13.15

FINANCIAL DATA
Working capital                                                  $  4,139     $  4,202      $  4,131      $  5,558     $  3,562
Total assets                                                       14,166       13,558        14,286        15,033       16,085
Long-term debt                                                      1,538        1,725         2,121         3,922        1,989
Long-term capital lease obligations                                 1,091        1,179         1,478         1,586        1,666
Trust convertible preferred securities                                984          981           980            --           --
Capital expenditures                                                  981          678           343           540        1,021
Depreciation and amortization                                         671          660           654           685          639
Ending market capitalization - common stock                         7,894        5,469         5,418         2,858        6,345
Current ratio                                                         2.1          2.3           2.1           2.9          1.7
Long-term debt to capitalization                                     28.6%        32.4%         37.2%         51.1%        37.7%
Ratio of income from continuing operations to fixed charges(4)        2.1          1.5           1.4            --          1.1

Basic weighted average shares outstanding (millions)                  492          487           484           460          427
Diluted weighted average shares outstanding (millions)(3)             565          492           486           460          456

NUMBER OF STORES
United States                                                       2,161        2,136         2,134         2,161        2,316
International and other                                                --           --           127           149          165
                                                                 --------     --------      --------      --------     --------
Total Stores                                                        2,161        2,136         2,261         2,310        2,481

U.S. Kmart store sales per comparable selling square foot        $    222     $    211      $    201      $    195     $    181
U.S. Kmart selling square footage (millions)                          154          151           156           160          166
--------------------------------------------------------------------------------------------------------------------------------

(1) Kmart Corporation and subsidiaries ("the Company" or "Kmart") fiscal year ends on the last Wednesday in January. Fiscal 1995 consisted of 53 weeks.

(2) Net income from continuing operations in 1998 and 1997 include non-recurring charges related to Voluntary Early Retirement Programs of $19 million ($13 million net of tax) and $114 million ($81 million net of tax), respectively.

(3) Consistent with the requirements of Statement of Financial Accounting Standards No. 128, preferred securities were not included in the calculation of diluted earnings per share for 1997, 1996 and 1994 due to their anti-dilutive effect. Due to the Company's loss from continuing operations in 1995, diluted earnings per share is equivalent to basic earnings per share.

(4) Fixed charges represent total interest charges, a portion of operating rentals representative of the interest factor, amortization of debt discount and expense and preferred dividends of majority owned subsidiaries. The deficiency of income from continuing retail operations versus fixed charges was $305 for 1995.





                     Kmart Corporation 1998 Annual Report 17

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION



RESULTS OF OPERATIONS

($ MILLIONS)                1998        1997       1996
-------------------------------------------------------------
SALES
 United States              $33,674     $31,884    $30,378
 International                   --         299      1,059
                            -------     -------    -------
      Total                 $33,674     $32,183    $31,437
                            =======     =======    =======

OPERATING INCOME (LOSS)
  United States             $ 1,110     $   898    $   780
  International                  --          (3)        (7)
                            -------     -------    -------
      Total                 $ 1,110     $   895    $   773
                            =======     =======    =======
COMPARABLE SALES %
  United States                 4.8%        4.8%       2.6%
  International                  --          --       (2.8%)
      Total                     4.8%        4.8%       2.5%


Operating income (loss) excludes the voluntary early retirement charges in 1998 and 1997 totaling $19 and $114, respectively, on a pretax basis, and other gains of $10 in 1996.

FISCAL 1998 COMPARED TO FISCAL 1997

         SALES and comparable store sales for 1998 increased 4.6% and 4.8%, respectively, improving sales per square foot to a record $222 in 1998. The increased productivity can be attributed to the continued successful rollout of the Big Kmart format, now 58% of the chain, the strong performance of key brands, including Martha Stewart Everyday home fashions, Route 66 apparel and accessories, Sesame Street children's apparel, and ladies apparel, and the execution of the Company's competitive pricing strategy.

         GROSS MARGIN, as a percentage of sales, was 21.8% in both 1998 and 1997. The impact of the Company's competitive pricing strategy and growth in lower margined sales categories, such as consumables, was offset by improved margins resulting from increased import and private label goods.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES ("SG&A"), which includes advertising, declined for the fourth consecutive year as a percentage of sales improving to 18.5% in 1998 from 19.1% in 1997. This was the third consecutive year that SG&A as a percentage of sales was below 20%. The 0.6 percentage point reduction compared to 1997 was the result of the sale of international operations and the increased leverage from additional sales volume, offset by increased Year 2000 compliance expenses and the addition of new stores.

         OPERATING INCOME increased $215 million in 1998 compared to 1997, excluding other gains and losses and the charges for Voluntary Early Retirement Programs. This increase was the direct result of the improved profitability of the apparel and consumables areas and the increased leverage of SG&A expenses from higher sales.

         A Voluntary Early Retirement Program offered to certain hourly associates during the second quarter of 1998 resulted in a charge of $19 million based on actual acceptance.

         NET INTEREST EXPENSE was $293 and $363 million in 1998 and 1997, respectively. The reduction in net interest expense was due to increased cash flow from operations, resulting in lower borrowings and increased investment income.

         EFFECTIVE INCOME TAX RATE was 28.8% and 28.7% in 1998 and 1997, respectively. See Note 9 of the Notes to Consolidated Financial Statements.


FISCAL 1997 COMPARED TO FISCAL 1996

         SALES and comparable store sales increased 2.4% and 4.8%, respectively, for 1997. Sales per square foot also continued its upward trend in 1997 to $211 from $201. The increase was primarily due to the successful conversion of an additional 458 traditional Kmart locations to the Big Kmart format, increased promotional activity, as well as the overall success of unique product offerings such as Martha Stewart Everyday home fashions and Sesame Street children's apparel, partially offset by soft performance in the ladies apparel segment and the sale of all remaining international operations.

         GROSS MARGIN, as a percentage of sales, was 21.8% and 22.4% in 1997 and 1996, respectively. The decrease in the percentage reflects increased promotional activity, growth in consumables sales, soft performance of ladies apparel, and increased distribution, buying and occupancy costs.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES ("SG&A"), which includes advertising, as a percentage of sales were 19.1% and 19.9% in 1997 and 1996, respectively. This was the second consecutive year that SG&A as a percentage of sales was below 20%. The 0.8 percentage point reduction compared to 1996 was the result of the sale of all remaining international operations, increased leverage from additional sales volume, and the Company's continued focus on its core business units.

         OPERATING INCOME increased $122 million in 1997 compared to 1996, excluding other gains and losses and the charge for a Voluntary Early Retirement Program. This increase was the direct result of the 2.4% increase in sales during 1997 along with the $138 million savings in SG&A. These amounts were partially offset by the 60 basis point decline in gross margin percentage.

         A Voluntary Early Retirement Program offered to certain hourly associates during the fourth quarter of 1997 resulted in a charge of $114 million based on actual acceptance. Other gains in 1996 included a $108 million gain on the sale of Rite Aid stock and a charge of $98 million related to the valuation of certain international operations.

         NET INTEREST EXPENSE was $363 and $453 million in 1997 and 1996, respectively. The reduction in net interest expense was due to reduced borrowings including the paydown of the remaining balance of a $1.2 billion term loan facility ("Term Loan") in the first quarter of 1997.

         EFFECTIVE INCOME TAX RATES were 28.7% and 20.5% in 1997 and 1996, respectively. The increase in the effective tax rate for 1997 was due to the impact in 1996 of tax benefits resulting from foreign losses and basis differences. See Note 9 of the Notes to Consolidated Financial Statements.





                    Kmart Corporation 1998 Annual Report 18

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


ANALYSIS OF FINANCIAL CONDITION

         Kmart's primary sources of working capital are cash flows from operations and borrowings under its credit facilities. The Company had working capital of $4,139 and $4,202 million at year end 1998 and 1997, respectively. Working capital fluctuates in relation to profitability, seasonal inventory levels net of trade accounts payable, and the level of store openings and closings.

         In March 1997, the Company issued, through a subsidiary, $335 million in Commercial Mortgage Pass Through Certificates ("CMBS"). The CMBS weighted average floating interest rate was LIBOR plus 47 basis points. Net proceeds were used to repay a portion of the Term Loan.

         In May 1997, the Company amended its $2.5 billion Revolving Credit Agreement ("Revolver"). Under the terms of the amended agreement, the maturity was extended to June 2000 and the commitment fee and interest rate spreads were reduced from .25% and LIBOR plus 100 basis points to .225% and LIBOR plus 75 basis points.

         In March 1998, the collateral securing the Company's borrowings under the Revolver was released. The Revolver contains several affirmative and negative covenants customary to these types of agreements. The Company was in compliance with all covenants throughout 1998.

         The Company had no borrowings outstanding on its Revolver as of year ends 1998 and 1997. The Term Loan was repaid during 1997.

         In 1998, the Company continued to achieve significant improvement in liquidity and operating cash flow performance. At the Company's peak borrowing level in 1998, over $1.4 billion remained available for borrowings under its Revolver compared to $1.5 billion in 1997. In addition, cash flow from continuing operations improved by $358 million over 1997. Management believes that its current financing arrangements will be sufficient to meet the Company's liquidity needs for operations and capital demands.

         Net cash provided by operating activities was $1,237 million in 1998 compared to $841 million in 1997.

         Net cash used for investing was $795 million in 1998 compared to $185 million in 1997. Cash used for investing in 1998 was primarily the result of $981 million in capital expenditures partially offset by the proceeds from the sale of the Company's remaining interest in Kmart Canada Co. Cash used for investing in 1997 was the result of capital expenditures of $678 million partially offset by the proceeds from sale leaseback transactions, as well as proceeds from the sale of the Company's Canadian, Mexican, and Builders Square operations.

         Net cash used for financing was $230 million in 1998 compared to $564 million in 1997. Cash used for financing during 1998 was the result of payments on long-term debt and capital lease obligations offset by increased stock option activity. Cash used for financing in 1997 was the result of paying down the Company's remaining balance on the Term Loan as well as payments on certain mortgages and medium term notes. These amounts were partially offset by the issuance of $335 million in CMBS securities.

NEW STORE ACTIVITY

         For the first time in five years, Kmart ended the year with an increase in its number of stores. The Company ended 1998 with 2,161 U.S. Kmart stores versus 2,136 in 1997. During 1998, the Company opened 63 stores, 60 Big Kmarts and 3 Super Kmarts. Of the 60 Big Kmarts opened during the year, 46 were stores previously operated by Venture Stores, Inc., which the Company acquired in a lease agreement with Kimco Realty Company.

         The Company expects to open 24 Big Kmarts and 4 Super Kmarts during 1999. In addition, the Company will complete its Big Kmart program with the conversion of another 586 stores. Capital expenditures relating to these projects will be funded through operating cash flows.

YEAR 2000

         The Company's Year 2000 Compliance Program consists of four phases, (I) inventory and assessment, (II) remediation and unit testing, (III) return to production and (IV) integration testing. For information technology systems, the Company has substantially completed phases I, II and III. Phase IV has commenced and is planned to continue in the second, third and, if necessary, the fourth quarters of 1999. Substantially all business critical applications have been returned to production. The non-information technology equipment at a significant number of the Company's operating locations is already fully Year 2000 compliant. Non-information technology equipment at the remainder of the Company's locations is expected to be Year 2000 compliant by the end of the third quarter of 1999.

         The Company has initiated a formal communication program with significant vendors to evaluate their Year 2000 compliance, and is assessing their responses to the Company's Year 2000 readiness questionnaire. Approximately 90 percent of significant merchandise vendors have responded, most indicating that their ability to supply the Company will not be affected by the Year 2000 issue. Although the Company values its relationships with significant vendors, should such a vendor become unable to deliver merchandise or services, substitutes for many of the goods the Company sells and services it receives can be obtained from other vendors. However, the Company cannot assure timely compliance of vendors and may be adversely affected by failure of a significant vendor to supply merchandise or services due to Year 2000 compliance failures. In addition, the Company is currently conducting integration testing with third parties' systems with which the Company's systems interface. The Company anticipates that such testing will be substantially completed by the end of the third quarter of 1999.





                     Kmart Corporation 1998 Annual Report 19

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONT.)


         Should the Company not successfully complete a significant portion of its Year 2000 Compliance Program, its financial condition may be materially adversely impacted. Management does not consider the possibility of such occurrences to be likely. The Company anticipates that the most reasonably likely worst case scenarios include, but are not limited to, loss of communication with stores, loss of electric power, and inability to process transactions or engage in similar normal business activity. Certain contingency plans have been or will be created, such as installation of backup power supplies and around-the-clock support teams. Despite these contingency plans, the Company may be adversely affected by failure of a significant third party (such as suppliers of utilities, communication, transportation, banking, and other services) to become Year 2000 compliant.

         In addition, due to the uncertainty of the effect of Year 2000 failures on Kmart's customers, the Company is unable to assess the effect these failures will have on consumer spending, or on returns of merchandise that may contain hardware or software components. As a result, the Company cannot estimate the impact of these events on the Company's results of operations, liquidity, or financial condition.

         The total cost of the Company's Year 2000 Compliance Program is estimated at $75 million, with $5 million incurred in 1997 and $46 million incurred in 1998. Year 2000 Compliance Program costs are being funded through operating cash flows. Certain information technology projects have been delayed as a result of the Company's Year 2000 compliance effort. Estimated future expenditures and the delay of information technology projects are not expected to have a significant impact on the Company's financial position, results of operations, or cash flows.

         Estimated costs of the Company's Year 2000 Compliance Program and projected completion dates are based on management's best estimates of future events and are forward-looking statements which may be updated as additional information becomes available. Readers are cautioned that forward-looking statements contained herein should be read in conjunction with the Company's disclosures under the heading "Cautionary Statement Regarding Forward-looking Information" located on the back cover.

         The Year 2000 statement set forth above is a Year 2000 Readiness Disclosure, pursuant to the Year 2000 Information and Readiness Disclosure Act, 15 U.S.C. ss. 1 note.

OTHER MATTERS

         Kmart has guaranteed leases for properties operated by certain former subsidiaries including Borders Group, Inc., OfficeMax, Inc., The Sports Authority, Inc., and Builders Square, Inc. The present value of the lease obligations guaranteed by Kmart is approximately $1.2 billion. The possibility of the Company having to honor its contingent obligations is dependent upon the future operating results of the former subsidiaries. See Note 5 of the Notes to Consolidated Financial Statements.

Builders Square

         Builders Square is now part of Hechinger Company ("Hechinger"), an affiliate of Leonard Green and Partners, LP ("LGP"). Hechinger operates in the highly competitive "do-it-yourself" marketplace. To provide additional financial flexibility as well as liquidity for seasonal requirements anticipated during the first half of 1999, Hechinger amended certain aspects of its bank credit agreement on December 31, 1998. As part of that amendment, Kmart guaranteed 80% and GEI II, also an affiliate of LGP, guaranteed 20% of an additional secured supplemental facility totaling $50 million and expiring June 30, 1999. At January 27, 1999, there were no borrowings outstanding under the supplemental facility.

         On February 22, 1999, in its first quarter 10-Q filing, Hechinger indicated that it may not be in compliance with the EBITDA covenant contained in its bank agreement for its second quarter, ending April 3, 1999, and has therefore arranged with its lenders for a temporary waiver, which expires April 30, 1999.

         On March 1, 1999, Hechinger entered into a commitment letter for a new three-year credit facility which would replace all existing credit facilities.

The Sports Authority

         On October 6, 1998, The Sports Authority ("TSA") announced that it would take a $55 million after-tax charge, as a result of store closings, inventory writedowns and other charges and costs, and that operating results for the third quarter of 1998 would be weaker than expected. In October 1998, TSA announced that it amended certain aspects of its bank credit agreement, including modifying certain financial covenants in light of the restructuring charge. Pursuant to that amendment, TSA also granted its bank lenders a security interest in its inventory and certain accounts receivable. On December 9, 1998, in its third quarter 10-Q filing, TSA noted that its ability to satisfy ongoing working capital and capital expenditure requirements depends on successfully negotiating a new credit facility prior to the expiration of its bank credit agreement in April 1999.

         Kmart's rights and obligations with respect to its guarantee of TSA leases are governed by a Lease Guaranty, Indemnification and Reimbursement Agreement dated as of November 23, 1994 (the "LGIRA"). Kmart and TSA are presently in discussions to amend and restate the LGIRA, the terms of which have not been finalized, in connection with TSA's refinancing activities related to the procurement of a new three-year credit facility prior to April 1999.

Other

         There are various claims, lawsuits and pending actions against Kmart incident to its operations. It is the opinion of management that the ultimate resolution of these matters will not have a material adverse effect on Kmart's liquidity, financial position, or results of operations.









                     Kmart Corporation 1998 Annual Report 20

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

         The Company has adopted a code of conduct to guide our management in the continued observance of high ethical standards of honesty, integrity, and fairness in the conduct of the business and in accordance with the law. Compliance with the guidelines and standards is periodically reviewed and is acknowledged in writing by all management associates.

         The Board of Directors of the Company has an Audit Committee, consisting solely of outside directors. The duties of the Committee include keeping informed of the financial condition of the Company and reviewing its financial policies and procedures, its internal accounting controls, and the objectivity of its financial reporting. Both the Company's independent accountants and the internal auditors have free access to the Audit Committee and meet with the Committee periodically, with and without management present.

Floyd Hall
----------------------------------------
Floyd Hall
Chairman of the Board,
President and Chief Executive Officer





Martin E. Welch
----------------------------------------
Martin E. Welch III
Senior Vice President
and Chief Financial Officer

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF KMART CORPORATION

         In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Kmart Corporation and its subsidiaries at January 27, 1999 and January 28, 1998, and the results of their operations and their cash flows for each of the three years in the period ended January 27, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP
----------------------------------------
PricewaterhouseCoopers LLP
Detroit, Michigan
March 1, 1999




                     Kmart Corporation 1998 Annual Report 21

CONSOLIDATED STATEMENTS OF OPERATIONS




YEARS ENDED JANUARY 27, 1999, JANUARY 28, 1998 AND JANUARY 29, 1997
DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA                                      1998          1997           1996
-----------------------------------------------------------------------------------------------------------------------

Sales                                                                         $ 33,674      $ 32,183      $ 31,437
Cost of sales, buying and occupancy                                             26,319        25,152        24,390
                                                                              --------      --------      --------
Gross margin                                                                     7,355         7,031         7,047
Selling, general and administrative expenses                                     6,245         6,136         6,274
Voluntary early retirement programs                                                 19           114            --
Other gains, net                                                                    --            --           (10)
                                                                              --------      --------      --------
Continuing income before interest, income taxes
         and dividends on convertible preferred securities of subsidiary         1,091           781           783
Interest expense, net                                                              293           363           453
Income tax provision                                                               230           120            68
Dividends on convertible preferred securities of subsidiary,
         net of income taxes of $28, $26 and $16                                    50            49            31
                                                                              --------      --------      --------
Net income from continuing operations                                              518           249           231
Loss on disposal of discontinued operations, net
         of income taxes of $(243)                                                  --            --          (451)
                                                                              --------      --------      --------

Net income (loss)                                                             $    518      $    249      $   (220)
                                                                              ========      ========      ========

Basic income (loss) per common share
         Continuing operations                                                $   1.05      $    .51      $    .48
         Loss on disposal of discontinued operations                                --            --          (.93)
                                                                              --------      --------      --------
         Net income (loss)                                                    $   1.05      $    .51      $   (.45)
                                                                              ========      ========      ========
Diluted income (loss) per common share
         Continuing operations                                                $   1.01      $    .51      $    .48
         Loss on disposal of discontinued operations                                --            --          (.93)
                                                                              --------      --------      --------
         Net income (loss)                                                    $   1.01      $    .51      $   (.45)
                                                                              ========      ========      ========

Basic weighted average shares (millions)                                         492.1         487.1         483.6
Diluted weighted average shares (millions)                                       564.9         491.7         486.1


See accompanying Notes to Consolidated Financial Statements.


                    Kmart Corporation 1998 Annual Report 22

CONSOLIDATED BALANCE SHEETS


AS OF JANUARY 27, 1999 AND JANUARY 28, 1998
DOLLARS IN MILLIONS                                                                         1998          1997
--------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                                                                 $   710      $   498
Merchandise inventories                                                                     6,536        6,367
Other current assets                                                                          584          611
                                                                                          -------      -------
Total current assets                                                                        7,830        7,476

Property and equipment, net                                                                 5,914        5,472
Other assets and deferred charges                                                             422          610
                                                                                          -------      -------
Total Assets                                                                              $14,166      $13,558
                                                                                          =======      =======

CURRENT LIABILITIES
Long-term debt due within one year                                                        $    77      $    78
Trade accounts payable                                                                      2,047        1,923
Accrued payroll and other liabilities                                                       1,359        1,064
Taxes other than income taxes                                                                 208          209
                                                                                          -------      -------
Total current liabilities                                                                   3,691        3,274

Long-term debt and notes payable                                                            1,538        1,725
Capital lease obligations                                                                   1,091        1,179
Other long-term liabilities                                                                   883          965
Company obligated mandatorily redeemable convertible preferred securities of a subsidiary trust holding solely 7-3/4% convertible junior subordinated
  debentures of Kmart (redemption value of $1,000)                                            984          981
Common stock, $1 par value, 1,500,000,000 shares authorized;
         493,358,504 and 488,811,271 shares issued, respectively                              493          489
Capital in excess of par value                                                              1,667        1,605
Retained earnings                                                                           3,819        3,340
                                                                                          -------      -------
Total Liabilities and Shareholders' Equity                                                $14,166      $13,558
                                                                                          =======      =======


See accompanying Notes to Consolidated Financial Statements.


                    Kmart Corporation 1998 Annual Report 23

CONSOLIDATED STATEMENTS OF CASH FLOWS


YEARS ENDED JANUARY 27, 1999, JANUARY 28, 1998 AND JANUARY 29, 1997
DOLLARS IN MILLIONS                                                        1998       1997        1996
--------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES
  Net income from continuing operations                                  $   518    $   249    $   231
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization                                            671        660        654
    Voluntary early retirement programs                                       19        114         --
    Cash used for store restructuring and other charges                      (94)      (105)      (129)
    Increase in inventories                                                 (169)       (31)      (349)
    Increase (decrease) in trade accounts payable                            124        (86)       215
    Deferred income taxes and taxes payable                                  308         72        228
    Decrease in other long-term liabilities                                 (138)       (27)      (194)
    Changes in certain assets, liabilities and other items                    (2)        33         82
                                                                         -------    -------    -------
  Net cash provided by continuing operations                               1,237        879        738
  Net cash provided by (used for) discontinued operations                     --        (38)        30
                                                                         -------    -------    -------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                  1,237        841        768
                                                                         -------    -------    -------

CASH FLOW FROM INVESTING ACTIVITIES
  Proceeds from divestitures                                                  87        133        434
  Decrease (increase) in property held for sale or financing and other        99        420       (605)
  Capital expenditures                                                      (981)      (678)      (343)
  Other, net                                                                  --        (60)        43
                                                                         -------    -------    -------
NET CASH USED FOR INVESTING ACTIVITIES                                      (795)      (185)      (471)
                                                                         -------    -------    -------

CASH FLOW FROM FINANCING ACTIVITIES
  Proceeds from issuance of long-term debt and notes payable                  --        337      1,202
  Change in common stock                                                      46         37         34
  Proceeds from issuance of convertible preferred securities                  --         --        971
  Refinancing costs related to long-term debt and notes payable               --        (15)      (212)
  Payments on capital lease obligations                                      (88)      (112)      (114)
  Payments on long-term debt                                                (188)      (811)    (2,855)
                                                                         -------    -------    -------
NET CASH USED FOR FINANCING ACTIVITIES                                      (230)      (564)      (974)
                                                                         -------    -------    -------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                         212         92       (677)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                 498        406      1,083
                                                                         -------    -------    -------
CASH AND CASH EQUIVALENTS, END OF YEAR                                   $   710    $   498    $   406
                                                                         =======    =======    =======


See accompanying Notes to Consolidated Financial Statements.

                     Kmart Corporation 1998 Annual Report 24

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                        CAPITAL              ACCUMULATED
                                                       IN EXCESS               OTHER
                                             COMMON     OF PAR    RETAINED  COMPREHENSIVE
DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA    STOCK      VALUE    EARNINGS     INCOME
--------------------------------------------------------------------------------------------
BALANCE AT JANUARY 31, 1996                  $   486    $ 1,532    $ 3,336    $   (74)
Net loss for the year                             --         --       (220)        --
Shares reissued to retirement savings plan        --         34         --         --
Foreign currency translation adjustment           --         --         --         (6)
Other                                             --          5         (1)        --
                                             -------    -------    -------    -------
BALANCE AT JANUARY 29, 1997                      486      1,571      3,115        (80)

Net income for the year                           --         --        249         --
Shares reissued to retirement savings plan        --         19         --         --
Foreign currency translation adjustment           --         --         --         67
Additional minimum pension liability              --         --         --        (10)
Common stock issued for stock option plans         3         13         --         --
Other                                             --          2         (1)        --
                                             -------    -------    -------    -------
BALANCE AT JANUARY 28, 1998                      489      1,605      3,363        (23)

Net income for the year                           --         --        518         --
Shares reissued to retirement savings plan         2         (9)        --         --
Repurchased shares                                (2)        --         --         --
Common stock issued for stock option plans         4         73         --         --
Additional minimum pension liability              --         --         --        (37)
Other                                             --         (2)        (2)        --
                                             -------    -------    -------    -------
BALANCE AT JANUARY 27, 1999                  $   493    $ 1,667    $ 3,879    $   (60)
                                             =======    =======    =======    =======

See accompanying Notes to Consolidated Financial Statements.

                     Kmart Corporation 1998 Annual Report 25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN MILLIONS PER SHARE DATA)

1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    The significant accounting policies followed by Kmart Corporation and subsidiaries ("the Company" or "Kmart") in the preparation of these financial statements, are summarized below.
    NATURE OF OPERATIONS: The Company's operations consist principally of discount department stores located in all 50 states, Puerto Rico, the U.S. Virgin Islands, and Guam. Kmart's equity investment consists of 49% of substantially all of the Meldisco subsidiaries of Footstar, Inc. ("FTS"), which operate the footwear departments in Kmart stores.
    BASIS OF CONSOLIDATION: Kmart includes all majority owned subsidiaries in the consolidated financial statements. Investments in affiliated retail companies owned 20% or more are accounted for by the equity method. Intercompany transactions and accounts have been eliminated in consolidation.
    FISCAL YEAR: The Company's fiscal year ends on the last Wednesday in January. Fiscal years 1998, 1997, and 1996 each consisted of 52 weeks and ended on January 27, 1999, January 28, 1998, and January 29, 1997, respectively.
    CASH: Cash and cash equivalents include all highly liquid investments with maturities of three months or less. Included are temporary investments of $437 and $241, at year end 1998 and 1997, respectively.
    INVENTORIES: Inventories are stated at the lower of cost or market, primarily using the retail method. The last-in, first-out (LIFO) method, utilizing internal inflation indices, was used to determine the cost for $6,148, $5,990, and $5,883 of inventory as of year end 1998, 1997, and 1996, respectively. Inventories valued on LIFO were $407, $457, and $440 lower than amounts that would have been reported using the first-in, first-out (FIFO) method at year end 1998, 1997, and 1996, respectively.
    PROPERTY AND EQUIPMENT: Property and equipment are recorded at cost, less any impairment losses. Capitalized amounts include expenditures which materially extend the useful lives of existing facilities and equipment. Expenditures for owned properties, which Kmart intends to sell and lease back within one year, are included in other current assets, and those with expected transaction dates extending beyond one year are included in other assets and deferred charges.
    DEPRECIATION AND AMORTIZATION: Depreciation and amortization, including amortization of property held under capital leases, are computed based upon the estimated useful lives of the respective assets using the straight-line method for financial statement purposes and accelerated methods for tax purposes. The general range of lives are 25 to 50 years for buildings, 5 to 25 years for leasehold improvements, 3 to 5 years for computer systems and equipment, and 3 to 17 years for furniture and fixtures.
    FINANCIAL INSTRUMENTS: Cash and cash equivalents, trade accounts payable, and accrued liabilities are reflected in the financial statements at cost which approximates fair value. The fair value of the Company's debt and other financial instruments are discussed in Notes 6 and 8.
    FOREIGN CURRENCY TRANSLATIONS: Foreign currency assets and liabilities are translated into U.S. dollars at the exchange rates in effect at the balance sheet date, and revenue and expenses are translated at average exchange rates during the period.
    STOCK-BASED COMPENSATION: The Company has elected under the provisions of Statement of Financial Accounting Standards No. 123 ("FAS 123") to continue using the intrinsic value method of accounting for employee stock based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees".
    PRE-OPENING AND CLOSING COSTS: In fiscal 1998 and prior years, costs associated with the opening of a new store were expensed during the first full month of operations. Effective for fiscal 1999, Kmart will expense pre-opening costs in the period in which they are incurred in conformity with Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"). Implementation of SOP 98-5 is not expected to have a material effect on the Company's financial position, results of operations, or cash flows for a fiscal year. However, since the Company generally opens new locations during the second half of the year, the change in accounting for pre-opening costs could have an effect on quarterly results. When the decision to close a retail unit is made, any future net lease obligation and nonrecoverable investment in fixed assets directly related to discontinuance of operations are expensed.
    ADVERTISING COSTS: Advertising costs, net of co-op recoveries from vendors, are expensed the first time the advertising occurs and amounted to $443, $420, and $385 in 1998, 1997, and 1996, respectively.
    INCOME TAXES: Deferred income taxes are provided for temporary differences between financial statement and taxable income. Kmart accrues U.S. and foreign taxes payable on all of the earnings of subsidiaries, except with respect to earnings that are intended to be permanently reinvested, or are expected to be distributed free of additional tax by operation of relevant statutes currently in effect and by utilization of available tax credits and deductions.
    COMPREHENSIVE INCOME: Effective for fiscal 1998, Kmart adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130") which establishes standards for reporting and display of changes in equity from non-owner sources in the financial statements. Components of accumulated other comprehensive income in shareholders' equity consists of foreign currency translation adjustments and minimum pension liability adjustments.
    USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


                     Kmart Corporation 1998 Annual Report 26

(DOLLARS IN MILLIONS PER SHARE DATA)

    RECLASSIFICATIONS: Certain reclassifications of prior year amounts have been made to conform to the 1998 presentation.

2)  DISCONTINUED OPERATIONS AND DISPOSITIONS
    Discontinued operations for 1997 include Builders Square, Inc. ("Builders Square"). Discontinued operations for 1996, include Builders Square, Borders Group, Inc. ("Borders Group"), OfficeMax, Inc. ("OfficeMax"), The Sports Authority, Inc. ("TSA"), Thrifty PayLess Holdings, Inc. ("TPH"), Coles Myer, Ltd. ("Coles Myer"), and Furr's/Bishop's, Inc. ("Furr's").

1997 ACTIVITY
    During the first and second quarters of 1997, the Company completed the sale of its interests in the Mexico and Canada operations, respectively. Under the terms of the Mexico agreement the Company received $74, which approximated the book value of its interest. Under the terms of the Canada agreement, the Company received $54 in cash, a $76 note receivable and retained a 12.5% non-voting equity interest. The net proceeds from the sale approximated book value. During the first quarter of 1998, the note receivable was collected and the equity interest was sold at a gain of $7.
    In the third quarter of 1997, the Company completed the sale of substantially all of the assets of its subsidiary, Builders Square, to an affiliate of Leonard Green and Partners, LP ("LGP"). The net proceeds from the sale approximated book value.

1996 ACTIVITY
    During the first half of 1996, the Company received $70 from the sale of approximately 33% of its investment in the common stock of TPH and revalued its remaining investment by recording a $61 loss from discontinued operations, net of income taxes. In the fourth quarter, Rite Aid Corporation ("Rite Aid") merged TPH into Rite Aid and exchanged 0.65 of its shares for each share of TPH. Kmart sold its Rite Aid shares received resulting in net proceeds of approximately $257 and a pretax gain of $108, which was included in other gains and losses.
    In the first quarter, the Company completed the sale of its Czech and Slovak Republic operations and received net proceeds of $115.
    In the fourth quarter of 1996, the Company recorded a $385 after tax charge as a result of its plan to dispose of Builders Square. This charge was included in loss on disposal of discontinued operations. The Company also recorded a pretax charge of $98, relating to the anticipated losses on the disposal of its international operations. This charge was included in other gains and losses.

3)  PROPERTY AND EQUIPMENT


                                                  YEAR END
                                           --------------------
                                              1998        1997
---------------------------------------------------------------
Land                                       $    334    $    319
Buildings                                       944         822
Leasehold improvements                        2,156       1,834
Furniture and fixtures                        5,142       4,832
Construction in progress                         62          60
                                           --------    --------
                                              8,638       7,867
Property under capital leases                 2,140       2,264
                                           --------    --------
                                             10,778      10,131

Less:
Accumulated depreciation
  and amortization                           (3,674)     (3,427)
Accumulated depreciation-
  capital leases                             (1,190)     (1,232)
                                           --------    --------
Total                                      $  5,914    $  5,472
                                           ========    ========

The following table provides a breakdown of the number of stores leased compared to owned:

                                                  YEAR END
                                           --------------------
                                              1998        1997
---------------------------------------------------------------
Number of U.S. Kmart Stores Owned               110         105
Number of U.S. Kmart Stores Leased            2,051       2,031

4)  INVESTMENTS IN AFFILIATED RETAIL COMPANIES
    All Kmart footwear departments are operated under license agreements with the Meldisco subsidiaries of FTS, substantially all of which are 49% owned by Kmart and 51% owned by FTS. Income earned under various agreements was $225, $210, and $211, in 1998, 1997, and 1996, respectively. The Company received dividends from Meldisco in 1998, 1997, and 1996 of $36, $36, and $64, respectively.

                              FISCAL YEAR
                       ------------------------
MELDISCO INFORMATION     1998     1997     1996
                       ------   ------   ------
Net sales              $1,139   $1,142   $1,109
Gross profit              499      491      476

Net income                 78       74       74

Inventory              $  147   $  142   $  134
Other current assets       22       17       24
Non-current assets         --       --        1
                       ------   ------   ------
Total assets              169      159      159
Current liabilities        29       24       25
                       ------   ------   ------
Net assets             $  140   $  135   $  134
                       ======   ======   ======
Equity of Kmart        $   68   $   65   $   65
                       ======   ======   ======

Unremitted earnings included in consolidated retained earnings were $38, $42 and $41 at year end 1998, 1997, and 1996, respectively.

                     Kmart Corporation 1998 Annual Report 27

(DOLLARS IN MILLIONS PER SHARE DATA)

5)  OTHER COMMITMENTS AND CONTINGENCIES
    Kmart has outstanding guarantees for property leased by certain former subsidiaries as follows:

                                            GROSS
                      PRESENT VALUE         LEASE
                           AT 7%      ------------------
                           1998        1998        1997
                           ----        ----        ----
Borders Group             $  112      $  194      $  205
OfficeMax                    107         156         168
The Sports Authority         234         397         424
Builders Square              761       1,378       1,568
                          ------      ------      ------
Total                     $1,214      $2,125      $2,365
                          ======      ======      ======

    The possibility of the Company having to honor its contingent obligations is dependent upon the future operating results of the former subsidiaries. Should a reserve be required, it would be recorded at the time the obligation was determined to be probable.

BUILDERS SQUARE
    Builders Square is now part of Hechinger Company ("Hechinger"), an affiliate of LGP. Hechinger operates in the highly competitive "do-it-yourself" marketplace. To provide additional financial flexibility as well as liquidity for seasonal requirements anticipated during the first half of 1999, Hechinger amended certain aspects of its bank credit agreement on December 31, 1998. As part of that amendment, Kmart guaranteed 80% and GEI II, also an affiliate of LGP, guaranteed 20% of an additional secured supplemental facility totaling $50 and expiring June 30, 1999. At January 27, 1999, there were no borrowings outstanding under the supplemental facility.

    On February 22, 1999, in its first quarter 10-Q filing, Hechinger indicated that it may not be in compliance with the EBITDA covenant contained in its bank agreement for its second quarter, ending April 3, 1999, and has therefore arranged with its lenders for a temporary waiver, which expires April 30, 1999.
    On March 1, 1999, Hechinger entered into a commitment letter for a new three-year credit facility which would replace all existing credit facilities.

THE SPORTS AUTHORITY
    On October 6, 1998, TSA announced that it would take a $55 after-tax charge, as a result of store closings, inventory writedowns and other charges and costs, and that operating results for the third quarter of 1998 would be weaker than expected. In October 1998, TSA announced that it amended certain aspects of its bank credit agreement, including modifying certain financial covenants in light of the restructuring charge. Pursuant to that amendment, TSA also granted its bank lenders a security interest in its inventory and certain accounts receivable. On December 9, 1998, in its third quarter 10-Q filing, TSA noted that its ability to satisfy ongoing working capital and capital expenditure requirements depends on successfully negotiating a new credit facility prior to the expiration of its bank credit agreement in April 1999.
    Kmart's rights and obligations with respect to its guarantee of TSA leases are governed by a Lease Guaranty, Indemnification and Reimbursement Agreement dated as of November 23, 1994 (the "LGIRA"). Kmart and TSA are presently in discussions to amend and restate the LGIRA, the terms of which have not been finalized, in connection with TSA's refinancing activities related to the procurement of a new three-year credit facility prior to April 1999.

OTHER
    As of January 27, 1999, Kmart has guaranteed $132 of indebtedness of other parties related to certain of its leased properties financed by industrial revenue bonds. These agreements expire from 2004 through 2009.
    There are various claims, lawsuits, and pending actions against Kmart incident to its operations. It is the opinion of management that the ultimate resolution of these matters will not have a material adverse effect on Kmart's liquidity, financial position, or results of operations.

6)  LONG-TERM DEBT AND NOTES PAYABLE

                                                        YEAR END
                    FISCAL YEAR      INTEREST    --------------------
TYPE                  MATURITY        RATES        1998         1997
---------------------------------------------------------------------
Debentures           2005-2023     7.8%-12.5%    $   867      $   967
Medium-term
  notes              1999-2020     6.8%-9%           438          512
CMBS                    2002       Floating          310          324
                                                 -------      -------
Total                                              1,615        1,803
Current portion                                      (77)         (78)
                                                 -------      -------
Long-term debt                                   $ 1,538      $ 1,725
                                                 =======      =======

    The Commercial Mortgage Pass Through Certificates ("CMBS") mortgage loan is subject to monthly payments of interest and principal, according to a schedule which amortizes the initial outstanding principal amount of $335 over approximately 15 years with a balloon payment of approximately $261 on the scheduled maturity date in February 2002. The CMBS weighted average interest rate is 1 month LIBOR plus 47 basis points.
    The $2.5 billion Revolving Credit Agreement ("Revolver"), which expires in June 2000, includes commitment fees and interest rate spreads of 0.225% and LIBOR plus 75 basis points. The Revolver also contains certain affirmative and negative covenants customary to these types of agreements. The Company is in compliance with all such covenants. As of January 27, 1999 and January 28, 1998, there were no outstanding amounts under the Revolver.
    Based on the quoted market prices for the same or similar issues or on the current rates offered to Kmart for debt of the same remaining maturities, the fair value of long-term debt was approximately $1,664 and $1,817 at year end 1998 and 1997, respectively.
    The principal maturities of long-term debt for the five years subsequent to 1998 are: 1999-$77, 2000-$66, 2001-$68, 2002-$351 and 2003-$50, and 2004 and
later- $1,003. Cash paid for interest was $278, $333, and $459 in 1998, 1997, and 1996, respectively.


                     Kmart Corporation 1998 Annual Report 28

(DOLLARS IN MILLIONS PER SHARE DATA)

7)  LEASES
    Kmart conducts operations primarily in leased facilities. Kmart store leases are generally for terms of 25 years with multiple five-year renewal options which allow the Company the option to extend the life of the lease up to 50 years beyond the initial noncancelable term.
    In certain Kmart leased facilities, selling space has been sublet to other retailers, including Olan Mills, Inc.; Penske Auto Centers, Inc.; and the Meldisco subsidiaries of FTS.


                                  MINIMUM LEASE  COMMITMENTS
AS OF JANUARY 27, 1999              CAPITAL       OPERATING
-------------------------------------------------------------
Fiscal Year:
  1999                              $   271       $   597
  2000                                  256           586
  2001                                  245           579
  2002                                  236           567
  2003                                  224           540
  Later years                         1,825         6,888
                                    -------       -------

Total minimum lease payments          3,057         9,757
Less-minimum sublease income             --        (3,074)
                                    -------       -------

Net minimum lease payments            3,057       $ 6,683
                                                  =======
Less:
  Estimated executory costs            (846)
  Amount representing interest       (1,033)
                                    -------
                                      1,178
Current                                 (87)
                                    -------
Long-term                           $ 1,091
                                    =======


RENT EXPENSE                1998        1997        1996
----------------------------------------------------------
Minimum rentals            $ 711       $ 673       $ 642
Percentage rentals            40          39          36
Less-sublease rentals       (227)       (234)       (236)
                           -----       -----       -----
Total                      $ 524       $ 478       $ 442
                           =====       =====       =====

8)  CONVERTIBLE PREFERRED SECURITIES
    In June 1996, a trust sponsored and wholly owned by the Company issued 20,000,000 shares of trust convertible preferred securities ("Preferred Securities"), the proceeds of which were invested by the trust in $1 billion aggregate principal amount of the Company's 7-3/4% Convertible Junior Subordinated Debentures ("Debentures"). The Preferred Securities accrue and pay cash distributions quarterly at a rate of 7-3/4% per annum of the stated liquidation amount of $50 per Preferred Security. Kmart has guaranteed, on a subordinated basis, distributions and other payments due on the Preferred Securities.
    The Preferred Securities are convertible at the option of the holder at any time at the rate of 3.3333 shares of Kmart common stock for each Preferred Security, and are mandatorily redeemable upon the maturity of the Debentures on June 15, 2016, or to the extent of any earlier redemption of any Debentures by Kmart and are callable beginning June 15, 1999.
    Based on the quoted market prices, the fair value of the Preferred Securities was approximately $1,199 and $1,040 as of year end 1998 and 1997, respectively.


                     Kmart Corporation 1998 Annual Report 29

(DOLLARS IN MILLIONS PER SHARE DATA)

9)  INCOME TAXES


INCOME BEFORE
INCOME TAXES                                  1998         1997        1996
-----------------------------------------------------------------------------
U.S.                                         $ 766        $ 390        $ 351
Foreign                                         32           28          (21)
                                             -----        -----        -----

Total                                        $ 798        $ 418        $ 330
                                             =====        =====        =====

INCOME TAX
PROVISION (CREDIT)                            1998         1997         1996
-----------------------------------------------------------------------------
Current:
         Federal                             $  70        $(126)       $  54
         State and local                        21           (5)           5
         Foreign                                12           11           17
                                             -----        -----        -----

                                               103         (120)          76

Deferred:
         Federal and state                     127          240           (7)
         Foreign                                --           --           (1)
                                             -----        -----        -----

Total                                        $ 230        $ 120        $  68
                                             =====        =====        =====


EFFECTIVE TAX RATE
RECONCILIATION                                1998         1997         1996
-----------------------------------------------------------------------------
Federal income
         tax rate                             35.0%        35.0%        35.0%
State and local taxes,
         net of federal tax benefit            1.9         (0.8)         0.9
Tax credits                                   (0.7)        (1.9)          --
Equity in net income
         of affiliated companies              (1.4)        (2.3)        (3.1)
International tax rate
         and basis differential                 --           --        (13.9)
Adjustments to prior
         year's accruals                      (6.0)          --           --
Other                                           --         (1.3)         1.6
                                             -----        -----        -----
                                              28.8%        28.7%        20.5%
                                             =====        =====        =====


                                                   YEAR END
DEFERRED TAX                                  -----------------
ASSETS AND LIABILITIES                        1998        1997
---------------------------------------------------------------
Deferred tax assets:
         Federal benefit for
             state and foreign taxes         $  36       $  27
         Discontinued operations               129         135
         Accruals and other liabilities        197         258
         Capital leases                         98         101
         Store restructuring                    69          94
         Other                                  84         182
                                             -----       -----
Total deferred tax assets                      613         797
                                             -----       -----
Deferred tax liabilities:
         Inventory                             279         272
         Property and equipment                367         417
         Other                                  24          23
                                             -----       -----
Total deferred tax liabilities                 670         712
                                             -----       -----
Net deferred tax (liabilities) assets        $ (57)      $  85
                                             =====       =====


    The Company has available alternative minimum tax credit carryforwards of approximately $29 which may be carried forward indefinitely.
    The Internal Revenue Service has completed its examination of the Company's federal income tax returns through 1994. The Company believes that adequate tax accruals have been provided for all years.
    Cash paid (received) for income taxes was $(99), $7, and $(238) in 1998, 1997, and 1996, respectively.

10) EARNINGS PER SHARE

                                            1998          1997          1996
----------------------------------------------------------------------------
Basic EPS:
Net income (loss)                       $    518      $    249       $  (220)
Weighted average shares                    492.1         487.1         483.6
                                        --------      --------       -------
         Basic earnings (loss)
                  per share             $   1.05      $   0.51       $ (0.45)
                                        ========      ========       =======
Diluted EPS:
Net income (loss) $                          518      $    249       $  (220)
Add back:
Preferred dividends                           50            --            --
                                        --------      --------       -------
Net income (loss) adjusted
         for preferred dividends        $    568      $    249       $  (220)
                                        ========      ========       =======
Weighted average shares                    492.1         487.1         483.6
Dilutive effect of stock options             6.1           4.6           2.5
Convertible preferred securities            66.7            --            --
                                        --------      --------       -------
Weighted average shares
         and equivalents - diluted         564.9         491.7         486.1
                                        ========      ========       =======
         Diluted earnings (loss)
                  per share             $   1.01      $   0.51       $ (0.45)
                                        ========      ========       =======

    The Preferred Securities and preferred dividends were not included in the calculation of diluted EPS for 1997 and 1996 due to the anti-dilutive effect on EPS if converted. Had the Preferred Securities been included in the calculation, diluted EPS would have been higher by $0.02 and $0.11 for fiscal 1997 and 1996, respectively.

                     Kmart Corporation 1998 Annual Report 30

(DOLLARS IN MILLIONS PER SHARE DATA)

11) PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS
    In the second quarter of 1998, the Company announced a Voluntary Early Retirement Program for certain Kmart distribution center associates over 45 years of age with at least 10 years of service by May 31, 1998. Of the 1,050 Kmart associates eligible for this program, 456 accepted the early retirement offer, and the Company recorded a charge of $19 ($13 after tax). Payouts under this program will be fully funded through existing pension plan assets.
    In the fourth quarter of 1997, the Company announced a Voluntary Early Retirement Program for certain Kmart hourly associates over 45 years of age with at least 10 years of service by December 31, 1997. Of the 28,785 Kmart associates eligible for this program, 11,587 accepted the early retirement offer, and the Company recorded a charge of $114 ($81 after tax). Payouts under this program will be fully funded through existing pension plan assets.
    Prior to 1996, U.S. Kmart had defined benefit pension plans covering eligible associates who met certain requirements of age, length of service, and hours worked per year. Effective January 31, 1996, the pension plans were frozen, and associates no longer earn additional benefits under the plans.
    Benefits paid to retirees are based upon age at retirement and years of credited service and earnings as of January 31, 1996. Kmart's policy is to fund at least the minimum amounts required by the Employee Retirement Income Security Act of 1974. The plans' assets consist primarily of equity securities, fixed income securities, and real estate. No contributions were made in fiscal 1998, 1997, or 1996. The total consolidated pension income was $63, $63, and $32 in 1998, 1997, and 1996, respectively.
    The following tables summarize the change in benefit obligation, change in plan assets, funded status, amounts recognized and actuarial assumptions for Kmart's employee pension plans.

                                                                                   YEAR END
                                                                           ----------------------
                                                                             1998           1997
-------------------------------------------------------------------------------------------------
Change in benefit obligation:
         Benefit obligation at beginning of year                           $ 2,055        $ 1,791
         Interest costs                                                        139            139
         Voluntary early retirement program(VERP)                               19            114
         Actuarial loss                                                        131            378
         Benefits paid including VERP                                         (136)          (367)
                                                                           -------        -------
         Benefit obligation at end of year                                 $ 2,208        $ 2,055
                                                                           =======        =======
Change in plan assets:
         Fair value of plan assets at
                  beginning of year                                        $ 1,942        $ 1,974
         Actual return on plan assets                                          292            335
         Benefits paid including VERP                                         (136)          (367)
                                                                           -------        -------
         Fair value of plan assets at
                  end of year                                              $ 2,098        $ 1,942
                                                                           =======        =======

                                                                                   YEAR END
                                                                           ----------------------
                                                                             1998           1997
-------------------------------------------------------------------------------------------------
         Funded status                                                     $  (110)       $  (113)
         Unrecognized net loss                                                  99             72
         Unrecognized transition asset                                         (54)           (63)
                                                                           -------        -------
         Net recognized liability                                          $   (65)       $  (104)
                                                                           =======        =======
Amounts recognized in the statement of financial position consist of:
                  Accrued benefit liability                                $  (109)       $  (113)
                  Accumulated other comprehensive income                        44              9
                                                                           -------        -------
                  Net amount recognized                                    $   (65)       $  (104)
                                                                           =======        =======
Weighted-average assumptions as of January 31
                  Discount rate                                                6.5%          6.75%
                  Expected return on plan assets                                10%            10%


                                                                                           YEAR END
                                                                           -------------------------------------
                                                                              1998           1997           1996
----------------------------------------------------------------------------------------------------------------
Components of Net Periodic Benefit (Income) Expense
         Interest costs                                                    $   139        $   139        $   132
         Expected return on plan assets                                       (195)          (193)          (165)
         Amortization of unrecognized
     transition asset                                                           (7)            (9)            (8)
                                                                           -------        -------        -------
         Net periodic benefit                                              $   (63)       $   (63)       $   (41)
                                                                           =======        =======        =======

    The Company has non-qualified plans for directors and officers which were partially funded as of year end 1998 and were unfunded as of year end 1997. Benefits under the plans totaled $37 and $36, at the end of 1998 and 1997, respectively, which have been accrued in the accompanying balance sheets. Plan assets totaled $11 as of year end 1998.
    Full-time associates who have worked 10 years and who have retired after age 55, have the option of participation in Kmart's medical plan until age 65. The plan is contributory, with retiree contributions adjusted annually. The accounting for the plan anticipates future cost-sharing changes that are consistent with Kmart's expressed intent to increase the retiree contribution rate annually. The accrued post-retirement benefit costs were $62 and $70 at the end of 1998 and 1997, respectively.



12) RETIREMENT SAVINGS PLAN
    The Retirement Savings Plan provides that associates of Kmart who have completed six months of service can invest from 1% to 16% of their earnings in the associate's choice of various investments. For each dollar the participant contributes, up to 6% of earnings, Kmart will contribute an additional 50 cents which is invested in the Employee Stock Ownership Plan.
    The Retirement Savings Plan has a profit sharing feature whereby the Company makes contributions based on profits, with minimum yearly contributions required of $30. Kmart's expense related to the Retirement Savings Plan was $68, $69, and $71 in 1998, 1997, and 1996, respectively.


                     Kmart Corporation 1998 Annual Report 31

(DOLLARS IN MILLIONS PER SHARE DATA)

13) STOCK OPTION PLANS
    The Company applies APB Opinion 25 and related interpretations in accounting for its stock option and restricted stock plans. Since stock options were granted at exercise prices equal to the stock price on the grant date, under APB Opinion 25, no compensation cost has been recognized for the Company's stock based compensation plans.
    Had the compensation cost for the Company's stock based compensation plans been determined based on the fair value at the grant dates consistent with the method of FAS 123, net earnings would have been the pro forma amounts shown below.

PRO FORMA INCOME (LOSS)               1998           1997          1996
-------------------------------------------------------------------------
Net income (loss) - as reported   $       518     $     249    $     (220)
EPS - as reported                        1.01           .51          (.45)
Net income (loss) - pro forma             496           222          (242)
EPS - pro forma                           .97           .45          (.50)

    To determine these amounts, the fair value of each stock option has been estimated on the date of the grant using a Black-Scholes option-pricing model with a dividend yield of 0%. Options vest over 3 years on a straight- line basis with a term of 10 years.

                                     1998            1997            1996
--------------------------------------------------------------------------
Expected volatility                   .4230          .3902           .3788
Risk-free interest rates               5.32           6.47            6.05
Expected life in years                    5              5               5
Weighted-average fair
         value per share           $   7.11       $   5.37        $   3.37


STOCK OPTION PLANS (000'S)        SHARES          OPTION PRICE
----------------------------------------------------------------
January 29, 1997:
  Outstanding                      16,967       $  6.31 - $26.03
  Granted                           7,233       $ 10.79 - $14.85
  Exercised                        (1,507)      $  7.81 - $12.38
  Forfeited                        (1,705)      $  7.81 - $21.94
                                   ------
January 28, 1998:
  Outstanding                      20,988       $  6.31 - $26.03
  Granted                          10,495       $ 11.29 - $20.34
  Exercised                        (4,679)      $  6.31 - $18.88
  Forfeited                        (2,182)      $  7.81 - $26.03
                                   ------
January 27, 1999:
  Outstanding                      24,622       $  7.00 - $26.03
  Exercisable                      11,983       $  7.13 - $26.03
  Available for grant              64,515

    The following table summarizes information about stock options outstanding as of January 27, 1999.

                          OPTIONS OUTSTANDING           OPTIONS EXERCISABLE
                  -------------------------------    ------------------------
                      NUMBER   WEIGHTED                 NUMBER       WEIGHTED
    RANGE OF        OF SHARES   AVERAGE  WEIGHTED     OF SHARES       AVERAGE
    EXERCISE      OUTSTANDING REMAINING  AVERAGE     EXERCISABLE     EXERCISE
     PRICE           (000'S)    LIFE      PRICE         (000'S)        PRICE
-----------------------------------------------------------------------------
$ 7.00 to $10.00      5,761     7.1     $    7.85        4,398      $    7.85
$10.01 to $15.00     12,223     7.7     $   12.23        6,579      $   12.24
$15.01 to $26.03      6,638     8.3     $   16.99        1,006      $   20.93
-----------------------------------------------------------------------------
$ 7.00 to $26.03     24,622     7.7     $   12.49       11,983      $   11.36

14) QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
    Earnings per share amounts for each quarter are required to be computed independently and may not equal the amount computed for the total year.

------------------------------------------------------------------------------
1998                             FIRST       SECOND        THIRD       FOURTH
------------------------------------------------------------------------------
Sales                         $   7,515     $  8,116    $   7,642    $  10,401
Cost of sales                     5,908        6,336        5,954        8,121
Net income                           47           80           38          353
Basic earnings per share            .10          .16          .08          .72
Diluted earnings per share          .10          .16          .08          .65
Common stock price
         High                 $18-11/16     $20-9/16    $18-11/16    $16-11/16
         Low                         11      16-7/16      11-1/16     13-12/16
------------------------------------------------------------------------------
1997                             FIRST       SECOND        THIRD       FOURTH
------------------------------------------------------------------------------
Sales                         $   7,263     $  7,846    $   7,315    $   9,759
Cost of sales                     5,637        6,197        5,683        7,635
Net income                           14           31           18          186
Basic earnings per share            .03          .06          .04          .38
Diluted earnings per share          .03          .06          .04          .35
Common stock price
         High                 $  13-5/8     $ 14-1/2    $ 15-1/16    $13-13/16
         Low                     10-5/8       10-3/8       11-3/8       10-5/8

    The Preferred Securities were not included in the calculation of diluted EPS for the first, second, and third quarters of 1998 and 1997, due to the anti-dilutive effect on EPS if converted. Had the Preferred Securities been included in the calculation, diluted EPS would have been higher by $0.01 for the first and third quarters of 1998, and $0.02 for the first, second, and third quarters of 1997. There was no effect during the second quarter of 1998.



                     Kmart Corporation 1998 Annual Report 32